KraftHeinz

2026

PROXY STATEMENT

AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS


HEINZ
ESTD 1869
TOMATO KETCHUP
57 VARIETIES
NET WT
✔ PRONTO PARA SERVIR!
FONTE DE FIBRAS
COMO TODA ERVILHA EM CONSERVA
Quero

KraftHeinz



OUR

Purpose

LET'S MAKE LIFE Delicious KraftHeinz

OUR

Dream

TO BE THE LEADER IN ELEVATING AND CREATING FOOD THAT MAKES YOU FEEL GOOD.

OUR

Values

- WE ARE CONSUMER OBSESSED.
- WE DARE TO DO BETTER EVERYDAY.
- WE CHAMPION GREAT PEOPLE.
- WE DEMAND DIVERSITY.
- WE DO THE RIGHT THING.
- WE OWN IT.

2025

AT A GLANCE

$24.9B	33.3%	($4.7B)	$4.7B
Net Sales	Gross Profit Margin	Operating Income	Adjusted Operating Income*
($4.93)	**$2.60**	**$4.5B**	**$3.7B**
Diluted EPS	Adjusted EPS*	Net Cash Provided by Operating Activities	Free Cash Flow*

* Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.

> "Since joining Kraft Heinz, I have seen that our opportunity is larger than expected - and I believe that many of our challenges are fixable and within our control. My No. 1 priority is returning the business to profitable growth, which will require that all resources in 2026 are relentlessly focused on the excellent execution of our operating plan."



STEVE CAHILLANE,
CHIEF EXECUTIVE OFFICER AND MEMBER OF THE BOARD OF DIRECTORS



Table of CONTENTS

Section	Entry	Page
NOTICE	Notice of 2026 Annual Meeting of Stockholders	3
BOARD LETTER	Letter from Our Board Chair	4
COMPANY OVERVIEW	Our Business	5
	Our People	5
	Leadership Transitions	5
	2025 Performance Highlights	6
VOTING ROADMAP	Voting Roadmap for 2026 Annual Meeting Proposals	8
STOCKHOLDER ENGAGEMENT	Year-Round Engagement	11
	Informed Governance Practices	12
	Meaningful, Responsive Action	12
OUR BOARD	**Proposal 1 Election of Directors**	**14**
	Our 2026 Director Nominees	14
GOVERNANCE	Corporate Governance Highlights	23
	Board Structure and Operations	24
	Committees of the Board	25
	Director Engagement	29
	Board’s Oversight Role	32
	Other Governance Policies and Practices	36
DIRECTOR COMPENSATION	Director Compensation Program	38
	Director Stock Ownership Guidelines	39
	2025 Director Compensation Table	40
BENEFICIAL OWNERSHIP OF STOCK	Directors and Officers	41
	Principal Stockholders	42
	Delinquent Section 16(a) Reports	42
EXECUTIVE COMPENSATION	2025 Compensation Highlights	43
	Proposal 2 Advisory Vote to Approve Compensation of Our Named Executive Officers	**44**
	Compensation Discussion and Analysis	45
	Executive Compensation Tables	69
	Pay Ratio Disclosure	78
	Pay Versus Performance Disclosure	79
	Proposal 3 Approval of The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan	**84**

AUDIT MATTERS	**Proposal 4 Ratification of Selection of Independent Auditors**	**94**
	Selection of Independent Auditors	95
	Independent Auditors' Fees and Services	95
	Pre-Approval Policy	95
	Audit Committee Report for the Fiscal Year Ended December 27, 2025	96
OTHER INFORMATION	Information Regarding the Annual Meeting	98
	Frequently Asked Questions About the Annual Meeting and Voting	99
	Voting Information	100
	Stockholder Proposals	104
	Other Matters	105
APPENDIX A	Non-GAAP Financial Measures	106
	Organic Net Sales	106
	Adjusted Operating Income	107
	Adjusted EPS/Adjusted Net Income	108
	Free Cash Flow/Free Cash Flow Conversion	109
	Net Leverage	110
APPENDIX B	The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan	111

Websites

Links to websites included in this Proxy Statement are provided solely for convenience. Information contained on websites, including on our website, is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the Securities and Exchange Commission (the "SEC").

Forward-Looking Statements

This Proxy Statement contains information that may constitute forward-looking statements, as defined under U.S. federal securities laws. Words such as "aim," "anticipate," "aspire," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "seek," "will," "would," and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements regarding performance, events, developments, or achievements that we expect or anticipate will occur in the future, including statements expressing general views about future operating results or our targeted achievement of sustainability and other goals, are forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements as such statements speak only as of the date made. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, Risk Factors, in our Annual Report on Form 10-K for the year ended December 27, 2025 and those set forth in our future filings with the SEC. We disclaim and do not undertake any obligation to update, revise, or withdraw any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law or regulation.

Forward-looking and other statements in this document may also address our sustainability progress, plans, and goals. The inclusion of such statements is not an indication that these are material to the Company, investors, or other stakeholders or required to be disclosed in the Company's filings under the U.S. securities laws or any other laws or requirements applicable to the Company. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.



Notice of 2026 Annual MEETING OF STOCKHOLDERS

AGENDA AND RECOMMENDATIONS

	Proposal	Recommendation
1	To elect 10 director nominees named in this Proxy Statement to one-year terms expiring in 2027	✓ FOR all nominees SEE PAGE 18
2	To approve, on an advisory basis, the Company's executive compensation	✓ FOR SEE PAGE 47
3	To approve the Amended and Restated 2020 Omnibus Incentive Plan	✓ FOR SEE PAGE 87
4	To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for 2026	✓ FOR SEE PAGE 96
5	To transact any other business properly presented at the Annual Meeting	

YOUR VOTE IS IMPORTANT. Make sure to have your Notice of Internet Availability of Proxy Materials ("Notice"), proxy card, or voting instruction form with control number available and follow the instructions. For additional information, see Question 4 on page 97.

By Order of the Board of Directors,



HEIDI MILLER
Corporate Secretary & Deputy General Counsel, Corporate Governance & Securities

Chicago, Illinois

April 3, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 14, 2026

The Kraft Heinz Company's Proxy Statement and Annual Report to Stockholders for the year ended December 27, 2025 are available at **ir.kraftheinzcompany.com/financials/annual-reports**

DETAILS

DATE
Thursday, May 14, 2026

TIME
11:00 a.m. Eastern Time

LOCATION — VIRTUAL MEETING
Live via webcast at
www.virtualshareholdermeeting.com/KHC2026
Access will open 15 minutes prior to start.

RECORD DATE

March 16, 2026
Only stockholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting.

We mailed the Notice, our Proxy Statement, our Annual Report to Stockholders for the year ended December 27, 2025, and the proxy card on or about April 3, 2026.

HOW TO VOTE

BY PHONE
Call the phone number listed on your proxy card, Notice, or voting instruction form

ONLINE
Visit the website listed on your proxy card, Notice, or voting instruction form

BY MAIL
Complete, sign, date, and return your proxy card in the envelope enclosed with the physical copy of your proxy materials



Letter from Our BOARD CHAIR

On behalf of the Board of Directors, I thank you for your continued commitment to Kraft Heinz. While our performance in 2025 was disappointing, both the Board and Executive Leadership Team enter 2026 with a renewed commitment and focus on returning Kraft Heinz to growth.

Some of our performance challenges last year stemmed from industry-wide headwinds that included inflation, tariffs, and shifting consumer priorities, but we realize that we also fell short in our execution – especially in U.S. Retail. We understand the importance of getting our largest market back on track.

There were also bright spots in 2025 – in particular, momentum in our Taste Elevation portfolio, our performance in Emerging Markets and in Canada and continued strong Free Cash Flow generation gives us the confidence in the long-term future of our business.

RESHAPING OUR BUSINESS FOR 2026 – AND FOR THE FUTURE

In December 2025, we announced the appointment of Steve Cahillane as our CEO. Steve has a strong and compelling track record of driving stockholder growth through an ideal combination of growth-oriented leadership, capital allocation discipline, and strategic dexterity – the perfect combination for Kraft Heinz.

In February 2026, the Board, with Steve's encouragement, decided to pause the previously announced separation, in favor of a $600 million investment in the business. Investments in marketing, sales capabilities, and product development will help us accelerate momentum in our Taste Elevation portfolio, drive recovery in our U.S. business and return Kraft Heinz to profitable growth.

In addition to Steve's transition as our CEO, a few members of our Board of Directors have decided not to stand for re-election. I want to thank directors James Park and Debby Soo for their commitment, service, and many contributions to our Board.

STRENGTHENED BOARD EXPERTISE

We welcomed three new board members in 2025: Kevin Cox, Mary Lou Kelley, and Tony Palmer. Individually and collectively, our new members strengthen our domain expertise in consumer packaged goods, retail and brand management, business turnaround and transformation, and global experience. You'll read more about their backgrounds in this Proxy Statement, but we are fortunate to have directors with this extensive knowledge to help create an exciting future for Kraft Heinz and our investors.

Finally, I am honored that the Board appointed me as its Independent Chair, effective January 1, 2026. The entire Board is immeasurably grateful to our retiring Executive Chair, Miguel Patricio, who has served Kraft Heinz and our stockholders in many ways – as CEO, as a director, and most recently, as our Executive Chair. Miguel's expertise in our business is rivaled only by his passion and commitment to our leaders and employees, and he will be missed.

I believe a new dawn is upon us at Kraft Heinz – and Steve and his leadership team, with the full support of our Board, is fully engaged in bringing this future into focus. As stockholders, your vote is extremely important, as is our ongoing engagement with you about our programs, practices, policies, and most of all – our performance.

The Board is deeply appreciative for the trust and confidence you place in Kraft Heinz, especially during this critical time of leadership change and marketplace investment.

"I believe a new dawn is upon us at Kraft Heinz – and Steve and his leadership team, with the full support of our Board, is fully engaged in bringing this future into focus."

Sincerely,



JOHN CAHILL
Board Chair

April 3, 2026



Company OVERVIEW

The Kraft Heinz Company ("Kraft Heinz," "we," "our," "us," or the "Company") is a global food company with a delicious heritage and a Dream: *To be the leader in elevating and creating food that makes you feel good.* This dream is our North Star pointing our way forward, even during times of challenge and transformation. With iconic and emerging food and beverage brands around the world, we strive to deliver the best taste, fun, and quality to every table we touch. Around the world, our people are connected by a spirit of ownership, agility, and endless curiosity. We also believe in being good humans who are working to improve our Company, communities, and planet. We're proud of where we've been — and even more thrilled about where we're headed — as we work to nourish the world and lead the future of food.

OUR BUSINESS

We are driving transformation at Kraft Heinz and consumers are the center of everything we do. We are committed to growing our iconic and emerging food and beverage brands on a global scale.

OUR PEOPLE

~35K	40	69
employees globally	countries in which we have employees	manufacturing and processing facilities operated globally

LEADERSHIP TRANSITIONS

On December 15, 2025, the Board of Directors (the "Board") appointed Steve Cahillane as CEO and as a member of the Board, effective January 1, 2026, following a robust succession planning process by the Board. Mr. Cahillane brings a wealth of industry experience to Kraft Heinz, having most recently served as Chairman, President, and CEO of Kellanova, previously Kellogg Company, until it was acquired by Mars, Incorporated in December 2025. Based on these unique qualifications and his proven track record for large-scale transformations within the industry, the Board believes Mr. Cahillane is uniquely positioned to lead the Company through this period of operational and portfolio transformation and is confident he will drive value for our stockholders and other stakeholders. Carlos Abrams-Rivera served as Chief Executive Officer ("CEO") and as a member of the Board until December 31, 2025 and as an advisor until March 6, 2026.

On February 18, 2026, Nicolas Amaya was appointed as Executive Vice President and President, North America, effective February 23, 2026. Mr. Amaya brings extensive global and North American experience across the consumer packaged goods industry, with a track record of driving profitable growth by strengthening brand portfolios and building strong relationships with key customers and partners. Most

recently, he served in senior executive roles at Kellanova, where he played a key role in advancing the company's commercial strategy, operational performance, and organization transformation. Pedro Navio served as Executive Vice President and President, North America until February 22, 2026 and as an advisor until March 6, 2026.

2025 PERFORMANCE HIGHLIGHTS

2025 was a challenging year for the industry and for Kraft Heinz. We faced a number of headwinds, including inflation, tariffs, and shifting consumer priorities, and saw meaningful year-over-year decline in both top line and bottom line results. Organic Net Sales were pressured by market share losses, particularly in U.S. Retail. Operational efficiencies and limited pricing actions partially offset inflation and tariffs, resulting in a Gross Profit Margin decline. Despite these challenges, we exited 2025 with a strong balance sheet that preserves flexibility for capital allocation. For fiscal year 2025, we had the following results:

SALES

NET SALES

(3.5%)

year-over-year decrease

ORGANIC NET SALES*

(3.4%)

year-over-year decrease

INCOME

OPERATING INCOME

($4.7B)

▼ 377.4% year-over-year decrease

ADJUSTED OPERATING INCOME*

$4.7B

▼ 11.5% year-over-year decrease

CASH FLOW

NET CASH PROVIDED BY OPERATING ACTIVITIES

$4.5B

▲ 6.6% year-over-year increase

FREE CASH FLOW*

$3.7B

▲ 15.9% year-over-year increase

* Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.

We manage our operating results through four operating segments. We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of West and East Emerging Markets and Asia Emerging Markets, are combined and disclosed as Emerging Markets. For fiscal year 2025, we had the following results:

Net Sales by Segment

(Millions)


$2,817
Emerging Markets
$3,539
International Developed Markets
$18,586
North America

Segment Adjusted Operating Income

(Millions)


$341
Emerging Markets
$543
International Developed Markets
$4,389
North America

OUR SUSTAINABILITY INITIATIVES

In support of our Dream, *To be the leader in elevating and creating food that makes you feel good*, and our Value, *We do the right thing*, we believe it's our responsibility to partner with our stakeholders to create a healthier world and more sustainable environment. The Kraft Heinz sustainability strategy is designed to prioritize the sustainability issues that matter most to the Company and stakeholders, focusing on areas where we believe we can have the greatest impact. We center our sustainability efforts around three pillars: People, Product, and Planet. Our sustainability initiatives are integrated into our long-term business strategy, whether we are sustainably sourcing tomatoes for our beloved Heinz Tomato Ketchup, supporting the communities where we live and work, improving product health and nutrition, or procuring electricity from renewable sources.

People

We believe that caring for people means supporting their well-being, livelihoods and growth – within our Company and across our broader value chain. With a global workforce of over 35,000 employees and countless value chain partners, many incredible people help bring our products to life each day. And we're committed to helping them prosper.

Product

We're proud to help feed the world. We believe good food should help people feel good. We take our role in helping consumers live more balanced and healthy lives seriously by providing options that fit their lifestyles.

Planet

We're a Company with a rich agricultural heritage that knows our products are only as good as the ingredients that go into them. Caring for the land is caring for our future. That's why we're working hand in hand with farmers to improve regenerative agricultural practices, investing in our plants to cut our carbon emissions and partnering across our value chain to improve packaging circularity.

We have established key sustainability governance aspirations to guide our efforts:

- **ACCOUNTABILITY.** We maintain sustainability oversight by the Board. Our Global Chief Procurement and Sustainability Officer, key leaders, and their respective team members lead and support our sustainability initiatives and have key performance metrics linked to our sustainability goals.
- **MARKET OUR PRODUCTS RESPONSIBLY.** We aim to market and advertise our products in a responsible and suitable manner to our audiences.
- **COMMUNICATE TRANSPARENTLY AND AUTHENTICALLY.** We publish annual sustainability reports, with reference to industry-best reporting frameworks. We also report climate, forests, and water information on an annual basis to CDP and engage with stakeholders on key sustainability matters.
- **PROMOTE BELONGING.** We are intentional about creating a culture where everyone can do their best work, own their career, and feel they belong.
- **PROMOTE WORKPLACE HEALTH AND SAFETY.** We aim to provide a healthy, safe, and secure workplace.
- **OPERATE ETHICALLY.** We strive to conduct business in an ethical manner and with integrity and transparency.

We aim to set ambitious environmental goals, source sustainably, improve the nutrition of our products we sell, and make impactful advancements in communities where we live and work — all with a commitment to transparency. In addition to our annual sustainability reports, we provide information on our sustainability strategy and progress and related policies and principles on our website at **www.kraftheinzcompany.com/sustainability**.



Voting ROADMAP

This is intended to provide an overview of voting matters and recommendations. It may not contain all information important to you. Please review this entire Proxy Statement and our 2025 Annual Report prior to voting.

PROPOSAL 1 — ELECTION OF DIRECTORS

Elect the following 10 directors to hold office until the Company's 2027 Annual Meeting.

THE BOARD RECOMMENDS A VOTE FOR EACH OF THE DIRECTOR NOMINEES.

» MORE ON PAGE 14

The Board believes that the nominees possess the appropriate mix of skills, qualifications, and expertise to effectively guide, oversee, and challenge management in the execution of our strategy.

DIRECTOR NOMINEES AT A GLANCE



John T. Cahill, Chair

Former Chief Executive Officer and Executive Chairman, Kraft Foods Group, Inc.

Age: 68

Director Since: 2015

Committees: [Audit, Governance]

Other Current Public Company Boards: 3

Independent



Steve Cahillane

Chief Executive Officer, Kraft Heinz

Age: 60

Director Since: 2026

Committees: None

Other Current Public Company Boards: 1



Humberto P. Alfonso

Former Executive Vice President and Chief Financial Officer, Information Services Group, Inc.

Age: 68

Director Since: 2023

Committees: [Audit]

Other Current Public Company Boards: 1

Independent



L. Kevin Cox

President, LKC Advisory, LLC

Age: 62

Director Since: 2025

Committees: [Governance (Chair)]

Other Current Public Company Boards: None

Independent



Lori Dickerson Fouché

Former Senior Executive Vice President and Chief Executive Officer, TIAA Financial Solutions, TIAA

Age: 56

Director Since: 2021

Committees: [Audit, Governance]

Other Current Public Company Boards: 2

Independent



Diane Gherson

Former Senior Vice President and Chief Human Resources Officer, International Business Machines Corporation (IBM)

Age: 69

Director Since: 2022

Committees: [Compensation (Chair)]

Other Current Public Company Boards: None

Independent



Mary Lou Kelley

Former President, E-Commerce, Best Buy Co., Inc.

Age: 65

Director Since: 2025

Committees: [Governance]

Other Current Public Company Boards: 2

Independent



Elio Leoni Sceti

Co-Founder, Chief Crafter, and Chairman, The Craftory

Age: 60

Director Since: 2020

Committees: [Compensation]

Other Current Public Company Boards: None

Independent

9 of 10 DIRECTORS ARE INDEPENDENT

- ★ Audit Committee
- $ Compensation Committee
- Governance Committee (gavel)
- ○ Chair



Tony Palmer

Operating Partner, One Rock Capital Partners LLC

Age: 66

Director Since: 2025

Committees: [Compensation]

Other Current Public Company Boards: 1

Independent



John C. Pope

Chairman and Chief Executive Officer, PFI Group LLC

Age: 76

Director Since: 2015

Committees: [Audit (Chair), Compensation, Governance]

Other Current Public Company Boards: None

Independent

PROPOSAL 2

ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers ("NEOs"), as described in the **Compensation Discussion and Analysis** and **Executive Compensation Tables** in this Proxy Statement.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 2.

» MORE ON PAGE 44

The cornerstone of our compensation program is our pay-for-performance philosophy that is designed to link a significant portion of each executive's, including our NEO's, compensation to their individual performance and Kraft Heinz's performance, including performance targets set in alignment with our strategic plan and market expectations. Our compensation elements are designed to work together to drive above median performance, continue to drive value creation, and align our employee's interests with those of our stockholders.

Performance-Driven to Align with Stockholder Interests	The Human Capital and Compensation Committee ("Compensation Committee") designs our compensation program to be aligned with our long-term growth strategy and stockholders' interests, with executive compensation significantly weighted to be at-risk and performance-driven. **CASH** — **Base salary** provides a stable source of income designed to be market competitive. **Performance Bonus Plan** motivates and rewards performance in line with our strategic plan. **EQUITY** — **Performance Share Units ("PSUs")** incentivize total shareholder return ("TSR") and reward achievement against long-term Company financial performance targets and long-term performance of our common stock. **Restricted Stock Units ("RSUs")** incentivize retention and ownership and reward achievement with long-term performance of our common stock.
Equity Mix Weighted to Performance Share Units	For 2025, our annual equity award mix includes 70% PSUs and 30% RSUs. Our 2025 PSUs feature a three-year performance period and are based 40% on three-year average annual Company TSR performance relative to the performance peer group, with TSR achievement capped at target in the event the Company has a negative TSR; 30% on three-year Organic Net Sales compound annual growth rate (CAGR); and 30% on three-year cumulative Free Cash Flow.
Ambitious Targets	We value meritocracy and our performance-based compensation opportunity is designed to be highly market competitive and includes individual and business targets designed to be ambitious but attainable.
Responsive to Stockholders	At our 2025 Annual Meeting, stockholders supported the compensation of our NEOs with approval by approximately 96% of the votes cast. Taking into consideration the strong support in 2025, the Compensation Committee has maintained the general design of our compensation program for 2026. The Compensation Committee is committed to continual review and refinement of our compensation program, taking into consideration stockholder feedback and the evolution of our business.
Peer Benchmarked	We use objective criteria to establish our peer company group and evaluate executive compensation versus our peer group median and in light of individual contribution and performance.

PROPOSAL 3

APPROVAL OF THE KRAFT HEINZ COMPANY AMENDED AND RESTATED 2020 OMNIBUS INCENTIVE PLAN

Approve The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan, which was adopted by our Board on March 25, 2026.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 3.

» MORE ON PAGE 84

We are asking our stockholders to approve The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan (the "2026 Plan"). The Board believes the 2026 Plan will continue to align the interests of employees with those of our stockholders.

PROPOSAL 4

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Ratify the selection of PricewaterhouseCoopers LLP ("PwC") as our independent auditors for the fiscal year ending on December 26, 2026.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 4.

» MORE ON PAGE 94

Taking into consideration the quality of services provided by PwC and the factors described in the Audit Matters section of this Proxy Statement, the Audit Committee and the Board have determined that the retention of PwC as our independent auditors continues to be in the best interests of the Company and our stockholders. The Audit Committee believes that PwC's tenure as the Company's auditor lends PwC valuable experience with the Company and knowledge of our business that are a benefit to the quality and effectiveness of PwC's audit. This experience enables PwC to develop and implement efficient and innovative audit processes with respect to Kraft Heinz, focus on the risks that are significant to the Company and its industry, and provide services for fees the Audit Committee considers competitive.



Stockholder ENGAGEMENT

We believe it is important to engage with investors to better understand their priorities. We have developed a robust year-round stockholder engagement program. Each year we engage with a significant and diverse group of stockholders on topics important to our stockholders as well as the Company. The stockholder engagement program also informs and improves our decision-making with respect to our strategies, programs, policies, and practices, and helps create long-term value for Kraft Heinz and our stockholders.

For 2025, following the September announcement to separate Kraft Heinz into two independent, publicly traded companies and the Board's decision to appoint Mr. Cahillane as Chief Executive Officer and a member of the Board effective January 1, 2026, we paused our fall stockholder outreach and plan to resume engagement after the filing of this Proxy Statement. At the same time, our Investor Relations team actively engaged with our investors throughout 2025, participating in seven investor conferences and non-deal roadshows while continuing regular outreach with stockholders and sell-side analysts. Our sustainability team also conducted approximately 15 sustainability stakeholder engagements.

YEAR-ROUND ENGAGEMENT

We meet with institutional stockholders throughout the year to share and respond to questions regarding our performance, significant corporate governance matters, executive compensation, sustainability efforts, and changes in our Board and Executive Leadership Team. Our comprehensive engagement efforts also include year-round outreach by: our Investor Relations team through investor conferences, non-deal roadshows, and regular meetings with stockholders and sell-side analysts; our Corporate Secretary and Compensation teams with proxy advisory firms; our Sustainability team with sustainability rating firms and stakeholders; and our Treasury team with rating agencies and firms. Generally, webcasts of management's presentations at industry or investor conferences are publicly accessible on our Investor Relations website at **ir.kraftheinzcompany.com/news-events/events.**



SPRING

- We publish our proxy statement and our annual report
- We hold engagement calls with our largest stockholders in advance of their votes at our Annual Meeting, with director participation at select meetings
- We hold our Annual Meeting

SUMMER

- We assess how our stockholders voted on the proposals at our Annual Meeting
- Our Board and Committees approve the self-evaluation process

FALL

- We hold engagement calls with our largest stockholders, with director participation at select meetings
- Our Board and Committees conduct annual self-evaluations

WINTER

- We assess outcomes from our fall stockholder engagement calls and governance best practices
- We review policy updates by our stockholders and stakeholders
- We update our annual governance framework and policies, taking into account our stockholder engagements and Board self-evaluations

Throughout 2025, we actively engaged with current and prospective stockholders at investor conferences and Kraft Heinz events, including:

FEBRUARY
- Fourth Quarter 2024 and Full Year Earnings
- Consumer Analyst Group of New York (CAGNY) Conference

MARCH
- Bank of America Consumer and Retail Conference

MAY
- First Quarter 2025 Earnings
- Barclays Chicago Food Field Trip

JUNE
- Deutsche Bank Annual dbAccess Global Consumer Conference

JULY
- Second Quarter 2025 Earnings

AUGUST
- Mizuho Non-Deal Roadshow

SEPTEMBER
- Barclays Global Consumer Staples Conference

OCTOBER
- Third Quarter 2025 Earnings

DECEMBER
- J.P. Morgan Chicago Food Field Trip

INFORMED GOVERNANCE PRACTICES

We regularly share stockholder feedback with management, the Board, and Committees of the Board. In addition, the Nominating and Corporate Governance Committee ("Governance Committee") considers corporate governance trends and best practices, as well as our peer and other large company practices, including with respect to our stockholder engagement program and annual meetings, and reviews the voting results of our annual meetings. The Compensation Committee considers compensation trends and best practices, as well as our peer and other large company practices and reviews the say-on-pay voting results of annual meetings.

MEANINGFUL, RESPONSIVE ACTION

Informed by our ongoing engagement with the corporate governance, investment stewardship, and portfolio management teams of our stockholders and other stakeholders throughout the year, we have made a number of enhancements and refinements to our corporate governance, compensation, and sustainability programs and practices. Key actions in recent years include:

CORPORATE GOVERNANCE

- Elected an independent Chair of the Board.
- Continued focus from the Board on refreshment, with a balance of tenures and strong independent representation.
- Enhanced disclosure regarding the skills of members of the Board, including more detailed disclosure of how the Board defines such skills.

COMPENSATION

- Increased the percentage of PSUs in our annual equity award mix, lengthened vesting periods for PSUs and RSUs, added Company-specific metrics to PSUs, and aligned CEO compensation structure to that of our other NEOs.

SUSTAINABILITY

- Began providing a user-friendly appendix in our annual ESG Reports that shows annual achievement across various metrics and tracks to Global Reporting Initiative (GRI) Sustainability Standard and aligned to the general principles of the Sustainability Accounting Standards Board (SASB) for food and beverage companies, as well as the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).
- Announced goal to achieve net zero GHG emissions across our operational footprint (Scope 1 and Scope 2) and entire global supply chain (Scope 3) by 2050.



Our BOARD

PROPOSAL 1

ELECTION OF DIRECTORS

Elect the following 10 directors to hold office until the Company’s 2027 Annual Meeting.

THE BOARD RECOMMENDS A VOTE FOR EACH OF THE DIRECTOR NOMINEES NAMED FOR ELECTION IN THIS PROXY STATEMENT.

At the recommendation of the Governance Committee, the Board has nominated the 10 directors named in this Proxy Statement for election at the Annual Meeting. If elected, the directors will serve for a one-year term expiring at the 2027 Annual Meeting of Stockholders and until their successors have been duly elected and qualified or until their earlier death, resignation, disqualification, or removal. James Park, Miguel Patricio, and Debby Soo are not standing for re-election at the Annual Meeting.

The Board believes the director nominees are highly qualified and collectively have the appropriate mix of attributes, perspectives, experience, and expertise to provide strong leadership, counsel, and oversight to the Company and management to advance our long-term strategy and deliver value to stockholders. Each nominee has consented to being named as a nominee and has accepted the nomination and agreed to serve as a director if elected. All of the director nominees are current directors. Six of the directors were elected by stockholders at our 2025 Annual Meeting. The Board appointed Mr. Cox, Ms. Kelley, and Mr. Palmer, effective October 22, 2025, and Mr. Cahillane, effective January 1, 2026, in connection with his selection by the Board to succeed Mr. Abrams-Rivera as the Company’s CEO, as previously disclosed.

The Board believes that each nominee will be able and willing to serve if elected. However, if any nominee becomes unable or unwilling to serve between the date of this Proxy Statement and the Annual Meeting, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.

OUR 2026 DIRECTOR NOMINEES

The nominees represent diverse backgrounds, experiences, and skills, coupled with strong independence, judgment, and integrity, and embody the qualifications relevant to Kraft Heinz’s global operations and long-term strategic vision. Among the nominees, three identify as women, seven identify as men, two identify as People of Color, and eight identify as White.

DIRECTOR NOMINEE QUALIFICATIONS

DIRECTOR NOMINEE QUALIFICATION HIGHLIGHTS



90%
Independent

TENURE


20%
10+ years
70%
0-4 years
10%
5-9 years
Average
3.93
Years

AGE


10%
70s
10%
50s
Average
65
Years
80%
60s

ENGAGEMENT


98%
Average Attendance of Directors at Board and Committee Meetings in 2025

DIRECTOR NOMINEE SKILLS AND EXPERTISE

The following highlights the key skills and expertise that, together with other factors, led the Governance Committee and the Board to recommend the director nominees for election. The matrix is intended to depict notable areas of experience and expertise for each director nominee. The lack of a mark does not mean that the nominee does not possess that qualification or skill.

	Cahill	Cahillane	Alfonso	Cox	Fouché	Gherson	Kelley	Leoni Sceti	Palmer	Pope
CPG OR RELATED INDUSTRY Experience in the consumer packaged goods or similar consumer-focused industry provides important insight into trends and best practices in manufacturing, marketing, and selling food and beverage products.	✓	✓	✓	✓			✓	✓	✓	✓
BRAND BUILDING Experience in strategic portfolio management and brand strategy, marketing, and sales supports our ambitious innovation strategy in identifying new product areas, platforms, and technologies.		✓			✓		✓	✓	✓	
STRATEGIC TRANSACTIONS Experience in complex strategic acquisitions, divestitures, or other transactions provides perspective with respect to our transformation and long-term strategy.	✓	✓	✓	✓		✓		✓	✓	✓
FINANCIAL AND ACCOUNTING Experience in and an understanding of accounting and financial reporting processes, capital structure, and complex financial transactions is critical to oversight of our performance and compliance with our reporting obligations as a U.S. publicly traded company.	✓	✓	✓		✓			✓		✓
GLOBAL BUSINESS AND EMERGING MARKETS Experience in global business, markets, and supply chains or emerging markets, or familiarity with culture, trends, and issues outside of the United States supports our key strategic initiatives for growth as a global company.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
ENTERPRISE LEADERSHIP Experience in oversight and operations as a chief executive officer, chief operating officer, or other senior-level officer, particularly in a public company or other complex global organization, provides a range of practical insights into the operation of large organizations like ours.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
HUMAN CAPITAL AND SUSTAINABILITY Experience in human capital management, environmental stewardship, sustainability, nutrition and wellness, and social responsibility strengthens the Board's oversight of long-term value creation through a responsible and sustainable business model.		✓		✓		✓		✓	✓	
DIGITAL AND TECHNOLOGY Experience in technological innovation, trends, and implementation, artificial intelligence, and oversight of cybersecurity risk provides insight to support our navigation of emerging technologies to reach modern consumers.						✓	✓		✓	
RISK MANAGEMENT Experience with oversight and management of various strategic, financial, operational, and commercial risks facing the Company enables robust oversight of our efforts to mitigate risk and promote compliance.	✓		✓		✓	✓				✓
REGULATORY AND PUBLIC POLICY Experience in a highly regulated industry or public policy in the United States or globally provides valuable insight as our business operates in a continuously evolving global regulatory landscape.				✓	✓					✓

DIRECTOR NOMINEE BIOGRAPHIES

The director nominee biographies that follow summarize the key experience and expertise the director nominees bring to the Board.



John T. Cahill

Independent Chair

Mr. Cahill brings to the Board extensive experience in the food and beverage industry, business finance and financial statements, global markets, and executive leadership of public companies.

Age: 68

Director Since: July 2015

Chair Since: January 2026

Committees: Audit, Governance

Other Current Public Company Boards:
- Colgate-Palmolive Company (since 2005)
- American Airlines Group (since 2013)
- Autodesk, Inc. (since December 2024)

Key Skills:
- CPG or Related Industry
- Strategic Transactions
- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Risk Management

CAREER HIGHLIGHTS

Kraft Heinz
- Vice Chair of the Board (2015 to January 2026)

Kraft Foods Group, Inc. (“Kraft”), one of our predecessor companies
- Chief Executive Officer (2014 to 2015)
- Executive Chairman (2012 to 2014)

Mondelēz International, Inc. (“Mondelēz”), a food and beverage company and former parent of Kraft
- Executive Chairman Designate, North American Grocery (2012)

Ripplewood Holdings LLC, a private equity firm
- Industrial Partner (2008 to 2011)

PepsiCo, Inc., a global food and beverage company, and affiliates
- Various executive and senior financial positions (1989 to 2007)

OTHER BOARDS AND EXPERIENCES

Kraft Foods Group, Inc. (2012 to 2015)

Legg Mason, Inc., a financial services holding company (2010 to 2014)



Steve Cahillane

Kraft Heinz CEO

Mr. Cahillane brings to the Board deep consumer packaged goods and brand-building expertise, strong expertise in global markets, and invaluable insight from leading the successful separation of Kellogg Company into two independent, publicly traded consumer goods companies, WK Kellogg and Kellanova.

Age: 60

Director Since: January 2026

Committees: None

Other Current Public Company Boards:
- Colgate-Palmolive Company (since 2023)

Key Skills:
- CPG Related Industry
- Brand Building
- Strategic Transactions
- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Human Capital and Sustainability

CAREER HIGHLIGHTS

Kellanova, a global snacking, international cereal and noodles, and North American frozen foods company
- Chairman, President and Chief Executive Officer (October 2023 to December 2025)

Kellogg Company, a multinational food manufacturing company
- Chairman (March 2018 to October 2023) and Chief Executive Officer (October 2017 to October 2023)

Nature’s Bounty Co., a global manufacturer, marketer and specialty retailer of health and wellness products
- President and Chief Executive Officer (2014 to 2017)

The Coca Cola Company, a global beverage company
- President, Coca Cola Americas (2013 to 2014)
- President and Chief Executive Officer, Coca-Cola Refreshments (2010 to 2012)
- President, Coca-Cola Enterprises, North America (2008 to 2010)
- President, Coca-Cola Enterprises, Europe (2007 to 2008)

Anheuser-Busch InBev SA/NV (“AB InBev”), a multinational drink and brewing holdings company
- A range of senior executive roles (1999 to 2007)

OTHER BOARDS AND EXPERIENCES

Kellanova (October 2023 to December 2025)

Kellogg Company (October 2017 to October 2023)



Humberto P. Alfonso

Independent

Mr. Alfonso brings to the Board deep financial management and public company accounting experience, as well as valuable experience in the CPG industry, public company leadership, strategy, and international experience.

Age: 68

Director Since: May 2023

Committees: Audit

Other Current Public Company Boards:
- Eastman Chemical Company (since 2011)

Key Skills:
- CPG Related Industry
- Strategic Transactions
- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Risk Management

CAREER HIGHLIGHTS

Information Services Group, Inc., a global technology research and advisory firm
- Executive Vice President and Chief Financial Officer (2021 to August 2023)

Yowie Group Ltd. (“Yowie Group”), a global brand licensing company specializing in children’s consumer products
- Chief Executive Officer, Global (2016 to 2018)

The Hershey Company, a global confectionery and snack products company
- President, International (2013 to 2015)
- Executive Vice President and Chief Financial Officer (2007 to 2013)
- Vice President, Finance North America (2006 to 2007)

Cadbury Schweppes PLC, a multinational confectionery company
- Various senior and executive financial positions (2003 to 2006)

Pfizer, Inc., a global pharmaceutical company
- Vice President and Chief Financial Officer, Adams Brands (2000 to 2003)

Warner-Lambert Company, a pharmaceutical company (acquired by Pfizer, Inc. in 2000)
- Various financial positions (1983 to 2000)

OTHER BOARDS AND EXPERIENCES

Yowie Group (2017 to 2018)



L. Kevin Cox

Independent

Mr. Cox brings to the Board more than three decades of valuable human resources experience, leading large-scale, complex change at some of the world’s largest corporations.

Age: 62

Director Since: October 2025

Committees: Governance (Chair)

Other Current Public Company Boards: None

Key Skills:
- CPG or Related Industry
- Strategic Transactions
- Global Business and Emerging Markets
- Enterprise Leadership
- Human Capital and Sustainability
- Regulatory and Public Policy

CAREER HIGHLIGHTS

LKC Advisory, LLC, a leadership advisory firm
- President (Since April 2024)

GE Aerospace, a global aerospace propulsion, services and systems company
- Chief Administrative Officer (June 2023 to April 2024)

General Electric Company, a multinational conglomerate
- Senior Vice President and Chief Human Resources Officer (February 2019 to April 2024)

American Express Company, a global premium payments and lifestyle brand
- Chief Human Resources Officer (2005 to January 2019)

The Pepsi Bottling Group, Inc., a bottler of Pepsi-Cola beverages
- Executive Vice President, Chief Human Resources Officer (2004 to 2005), responsibilities included strategy, business development, and technology
- Chief Human Resources Officer (1999 to 2004)

OTHER BOARDS AND EXPERIENCES

Corporate Executive Board (acquired by Gartner in 2017), a member-based advisory firm (2010 to 2017)

Kraft Foods Group, Inc. (2012 to 2015)

Chefs’ Warehouse, Inc., a specialty food distributor (2011 to 2012)

Virgin Mobile USA, Inc. (acquired by Sprint Nextel Corporation in 2009), a provider of wireless communications services (2007 to 2009)



Lori Dickerson Fouché

Independent

Ms. Fouché brings to the Board seasoned financial expertise, deep experience in the financial services industry, and valuable leadership, operating, and marketing experience.

Age: 56

Director Since: May 2021

Committees: Audit, Governance

Other Current Public Company Boards:
- Hippo Holdings Inc. (since May 2021)
- Aegon Ltd. (since June 2025)

Key Skills:
- Brand Building
- Financial and Accounting
- Enterprise Leadership
- Risk Management
- Regulatory and Public Policy

CAREER HIGHLIGHTS

TIAA, a financial services firm
- Senior Executive Vice President and Advisor to the Chief Executive Officer (June to December 2020)
- Senior Executive Vice President and Chief Executive Officer, TIAA Financial Solutions (2018 to June 2020)

Prudential Financial, Inc., a financial services firm
- Group Head of Individual Solutions (2017 to 2018)
- President of Prudential Annuities (2015 to 2017)
- Chief Executive Officer, Prudential Group Insurance (2014 to 2015)

OTHER BOARDS AND EXPERIENCES

Gusto Inc., a private payroll, benefits, and human resource management software provider (since October 2021)

Princeton University Board of Trustees (2015 to June 2019 and since September 2021)



Diane Gherson

Independent

Ms. Gherson brings to the Board extensive experience leading enterprise transformation and AI implementation at scale, with expertise in workforce culture transformation, as well as other human resources domains.

Age: 69

Director Since: November 2022

Committees: Compensation (Chair)

Other Current Public Company Boards: None

Key Skills:
- Strategic Transactions
- Global Business and Emerging Markets
- Enterprise Leadership
- Human Capital and Sustainability
- Digital and Technology
- Risk Management

CAREER HIGHLIGHTS

Boston Consulting Group, Inc., a management consulting firm
- Senior Advisor (since July 2023)

Harvard Business School
- Senior Lecturer (July 2021 to June 2023)

International Business Machines Corporation (IBM), a global technology company
- Senior Vice President and Special Advisor to the Chief Executive Officer (September to December 2020)
- Senior Vice President and Chief Human Resources Officer (2017 to August 2020)
- Senior Vice President, Human Resources (2013 to 2017)
- Various senior leadership positions in human resources, talent, and compensation and benefits (2002 to 2013)

Willis Towers Watson, a global professional services and human resources consulting company
- Principal and Global Compensation and Performance Practice Leader (1997 to 2002)
- Principal (1994 to 1997)

OTHER BOARDS AND EXPERIENCES

Centivo, a health care plan for employers (since January 2022)

TechWolf, an AI startup for enterprise workforce management (since November 2023)

National Academy of Human Resources (January 2019 to December 2025)

Ping Identity Holding Corp. (now private), a cybersecurity software company (February 2021 to October 2022)



Mary Lou Kelley

Independent

Ms. Kelley brings to the Board exceptional retail, e-commerce, and brand marketing leadership experience, having been a respected leader in retail, e-commerce, and technology for over 25 years.

Age: 65

Director Since: October 2025

Committees: Governance

Other Current Public Company Boards:
- YETI Holdings, Inc. (since February 2019)
- Finning International (since January 2018)

Key Skills:
- CPG Related Industry
- Brand Building
- Global Business and Emerging Markets
- Enterprise Leadership
- Digital and Technology

CAREER HIGHLIGHTS

Best Buy Co., Inc., a specialty consumer electronics retailer
- President, E-Commerce (2014 to 2017)

Chico's FAS, Inc., a women's clothing and accessories retailer
- Senior Vice President, E-Commerce (2010 to 2014)

L.L.Bean, Inc., a multichannel merchant of outdoor gear and apparel
- Vice President, Retail Real Estate and Marketing (2006 to 2009)

OTHER BOARDS AND EXPERIENCES

Vera Bradley, Inc., a luggage and handbag design company (2015 to February 2025)



Elio Leoni Sceti

Independent

Mr. Leoni Sceti brings to the Board deep experience in the consumer goods sector, operations, marketing, product development, and disruptive innovation.

Age: 60

Director Since: May 2020

Committees: Compensation

Other Current Public Company Boards: None

Key Skills:
- CPG or Related Industry
- Brand Building
- Strategic Transactions
- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Human Capital and Sustainability

CAREER HIGHLIGHTS

The Craftory, a global investment house for purpose-driven CPG challenger brands
- Co-Founder, Chief Crafter, and Chairman (since 2018)

Active investor in and advisor to early-stage tech companies (since 2010)

Iglo Group, a frozen food company whose brands include Birds Eye, Findus, and Iglo
- Chief Executive Officer (2013 to 2015)

EMI Group, a global music company
- Chief Executive Officer (2008 to 2010)

Reckitt Benckiser Group plc, a home, health, and personal care products company
- Various marketing and management positions (1992 to 2008)

Procter & Gamble Company, a CPG company
- Various marketing positions (1988 to 1992)

OTHER BOARDS AND EXPERIENCES

AB InBev (2014 to April 2023)

Barry Callebaut AG, a global chocolate and cocoa products manufacturer (2017 to December 2023)

LSG Holdings Limited, an investment management company (since 2011)

Various portfolio companies of The Craftory (since 2018)

Room to Read, UK Board, a charitable organization promoting literacy and gender equality (since April 2019)

One Young World, Board of Trustees, a global forum for young leaders from over 190 countries (since 2011)



Tony Palmer

Independent

Mr. Palmer brings to the Board broad-based consumer packaged goods experience and a record of accelerating growth and profitability at leading consumer brands. He also brings expertise in product innovation and marketing, and international operations.

Age: 66

Director Since: October 2025

Committees: Compensation

Other Current Public Company Boards:

- Brambles Limited (since November 2024)

Key Skills:

- CPG Related Industry
- Brand Building
- Strategic Transactions
- Global Business and Emerging Markets
- Enterprise Leadership
- Human Capital and Sustainability
- Digital and Technology

CAREER HIGHLIGHTS

One Rock Capital Partners LLC, a private equity firm

- Operating Partner (March 2022 to present)

TropicSport LLC, a private company that produces a mineral based eco-friendly sunscreen and skin care line

- Founder and Chief Executive Officer (2019 to 2022)

Kimberly-Clark Corporation, a multinational personal care company

- President, Global Brands and Innovation (2012 to 2019)
- Chief Marketing Officer (2006 to 2012)

Kellogg Company, a multinational food manufacturing company

- Managing Director, Kellogg UK and Ireland (2005 to 2006)
- President, Natural and Frozen Foods/Warehouse Club (2003 to 2004)
- Vice President, Innovation (2003)

The Coca-Cola Company, a global beverage company

- Regional Director, Australasia (1999 to 2000)
- Vice President and Managing Director, Kids Beverages, Minute Maid (1996 to 1999)

OTHER BOARDS AND EXPERIENCES

The Hershey Company (2011 to May 2025)



John C. Pope

Independent

Mr. Pope brings to the Board extensive accounting and financial expertise, as well as valuable leadership, operating, marketing, and international experience.

Age: 76

Director Since: July 2015

Committees: Audit, Compensation, Governance

Other Current Public Company Boards: None

Key Skills:

- CPG or Related Industry
- Strategic Transactions
- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Risk Management
- Regulatory and Public Policy

CAREER HIGHLIGHTS

Kraft Heinz

- Lead Director (January 2021 to January 2026)

PFI Group LLC, a financial management firm

- Chairman and Chief Executive Officer (since 1994)

United Airlines, a U.S.-based airline, and its parent, **UAL Corporation**

- Various executive positions in operations, finance, and marketing (1988 to 1994)

OTHER BOARDS AND EXPERIENCES

Talgo S.A., a railcar manufacturer (2015 to April 2025)

Waste Management, Inc., a provider of waste management services (1997 to May 2024)

R. R. Donnelley & Sons Company, a marketing and business communication company (1996 to February 2022)

Kraft Foods Group, Inc. (2012 to 2015)

Kraft Foods Inc. (now Mondelēz) (2001 to 2012)

Con-way, Inc., a multinational freight transportation and logistics company (2003 to 2015)

Dollar Thrifty Automotive Group, Inc., a car rental company (1997 to 2012)

BOARD QUALIFICATIONS AND REFRESHMENT

BOARD MEMBERSHIP CRITERIA

The selection of qualified directors is key to ensuring that the Board provides robust and effective oversight of the Company in the execution of our long-term strategy. The Governance Committee strives to maintain an independent Board with broad and diverse experience and judgment to represent the interests of our stockholders. The Governance Committee and Board consider a range of factors they view as essential for Board excellence and effectiveness when recruiting and recommending directors for election.

SKILLS, EXPERTISE, AND EXPERIENCE	The Governance Committee seeks director nominees with integrity, sound judgment, and the mix of professional expertise and educational backgrounds to establish and maintain a Board strong in its collective knowledge. As part of this, the Governance Committee seeks to identify individuals whose particular backgrounds, skills, and expertise, when taken together, provide the Board with the key qualifications and skills that can best perpetuate Kraft Heinz's success.
RANGE OF VIEWS AND EXPERTISE	The Board and Governance Committee believe that a range of views and expertise offers a significant benefit to the Board and Kraft Heinz, as varying viewpoints contribute to a more informed and effective decision-making process. Additionally, the Board and Governance Committee seek out candidates reflective of the communities in which the Company operates. The Governance Committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board.
COMMITMENT	The Governance Committee considers a director nominee's ability to devote sufficient time and effort to fulfill their Kraft Heinz responsibilities, taking into account the individual's other commitments. In addition, in determining whether to recommend a director for re-election, the Governance Committee considers the director's attendance at Board and Committee meetings and participation in, and contributions to, Board and Committee activities.
INDEPENDENCE	The Board considers whether a nominee meets various independence requirements, including whether a nominee's service on boards and committees of other organizations is consistent with our conflicts of interest policy.
TENURE AND REFRESHMENT	The Board considers the mix of experience on the Board to balance leadership continuity and a sound understanding of our business and strategy with new perspectives that challenge us and push our continual growth. Over the past five years, the Board's strong commitment to succession and refreshment has been demonstrated by the addition of 12 new directors to the Board:


2021
2022
2023
2024
2025
2026
Independent

DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that a majority of our directors meet the independence requirements of Nasdaq. For a director to be considered independent, the Board must affirmatively determine, after reviewing all relevant information, that a director has no direct or indirect material relationship with Kraft Heinz that would interfere with their exercise of independent judgment in carrying out their responsibilities as a director. The Board determined that, under Nasdaq rules, the following director nominees are independent:

- Mr. Alfonso
- Mr. Cahill
- Mr. Cox
- Ms. Fouché
- Ms. Gherson
- Ms. Kelley
- Mr. Leoni Sceti
- Mr. Palmer
- Mr. Pope


90%

James Park and Debby Soo, who decided not to stand for re-election at our 2026 Annual Meeting of Stockholders, were also determined to be independent. Additionally, Timothy Kenesey and Alicia Knapp, who stepped down from the Board in May 2025, were also determined to be independent during the periods in which they served. In conducting its evaluations of Mr. Kenesey and Ms. Knapp, the Board considered each individual's affiliation with Berkshire Hathaway Inc. (together with its affiliates, "Berkshire Hathaway"), which held approximately 27.45% of our outstanding common stock as of March 16, 2026, and its subsidiaries. The Board found that such affiliations and directorships were in compliance with our conflict of interest policies.

DIRECTOR SELECTION PROCESS

Our Governance Committee, with the full Board, is responsible for establishing Board membership criteria and evaluating the qualifications of Board nominees.

SUCCESSION PLANNING

The Governance Committee analyzes Board composition and structure on an ongoing basis to support our long-term strategy, taking into consideration skills and experiences, past contributions by current directors, and the results of stockholder votes.

IDENTIFICATION OF CANDIDATES

The Governance Committee identifies qualified candidates and accepts nominee suggestions from directors, stockholders, management, and others, and may retain third-party search firms to assist in identifying, evaluating, and conducting due diligence on potential director candidates. Mr. Cox was introduced to the Governance Committee by our Board Chair. Ms. Kelley and Mr. Palmer were identified and presented to the Governance Committee for consideration by an independent third-party search firm retained by the Governance Committee.

EVALUATION OF CANDIDATES

The Governance Committee evaluates potential candidates on the criteria described above and set forth in our Corporate Governance Guidelines. Qualified candidates are generally interviewed by the Governance Committee Chair, Board Chair, and other members of the Governance Committee, the Board, and management, as appropriate.

DECISION AND NOMINATION

Upon recommendation by the Governance Committee that a director nominee will serve in the best interests of Kraft Heinz and our stockholders, the full Board evaluates and approves director candidates for appointment and election.

ELECTION BY STOCKHOLDERS

Our stockholders consider and annually elect by majority vote all director nominees to serve one-year terms.

The Governance Committee will consider any candidate a stockholder properly presents for election to the Board in accordance with the procedures set forth in our By-Laws. The Governance Committee uses the same criteria to evaluate a candidate suggested by a stockholder as it uses to evaluate a candidate that the Governance Committee identifies. After the Board's consideration, our Corporate Secretary will notify that stockholder whether or not the Board decided to appoint or nominate the candidate. For a description of how stockholders may nominate a candidate for the Governance Committee's consideration for election to the Board at an annual meeting, *see Other Information—Stockholder Proposals.*



Governance

CORPORATE GOVERNANCE HIGHLIGHTS

We are committed to strong corporate governance, which is critical to promote the long-term interests of our stockholders. The Board believes our governance practices provide a framework that strengthens our Board and management accountability, allows the Board to set objectives and monitor performance, helps ensure efficient use of corporate resources, and fosters trust in Kraft Heinz.

BOARD COMPOSITION AND LEADERSHIP

Separate Chair and Chief Executive Officer Roles with an independent Chair

Continuous Refreshment emphasizing a diversity of views and experiences and sound judgment to best perpetuate our success and stockholder interests

Robust Independence, with 9 of 10 director nominees independent

100% Independent Committees of the Board

Executive Sessions (including sessions without management present and sessions of the independent directors) at each Board meeting

Director Time Commitments Policy limits service on the boards of other public companies to three or, for chief executive officers of public companies, one (each in addition to Kraft Heinz)

Annual Performance Evaluations for the Board and all Committees of the Board

Robust Director Selection Process

Active Oversight of Risks related to the Company's business, including sustainability risks

Special Meetings of the Board may be called by our CEO, Chair, a majority of directors, or any Committee Chair with the support of at least two other directors

STOCKHOLDER RIGHTS

Proactive Year-Round Engagement with stockholders and incorporation of stockholder input in our strategies and programs

Annual Election of Directors with Majority Voting Standard in uncontested elections

Annual Say-on-Pay Votes

Stockholder Right to Call Special Meetings for stockholders of record of at least 20% of the voting power of our outstanding stock

No "Poison Pill"

Stockholder Action by Written Consent

OTHER BEST PRACTICES

Rigorous Stock Ownership Requirements to align directors' and executive officers' interests with those of stockholders

Robust Clawback Policy

Insider Trading Policy, including Anti-Hedging and Pledging Policies

BOARD STRUCTURE AND OPERATIONS

11

BOARD MEETINGS IN 2025

KEY RESPONSIBILITIES IN 2025

- Development of and progress on our long-term strategic plan
- Review of strategic alternatives
- Capital structure and capital allocation strategy
- Risk oversight
- Succession planning

MANAGEMENT ATTENDANCE AT BOARD MEETINGS

Key members of management regularly attend and participate in Board and Committee meetings. Regular attendees include our CEO, CFO, Global General Counsel and Corporate Affairs Officer, and other members of the Executive Leadership Team. Other senior leaders attend as meeting topics warrant.

BOARD LEADERSHIP STRUCTURE

Our governance framework provides the Board with the flexibility to select the appropriate leadership structure to allow the Board to effectively carry out its responsibilities, serve the long-term interests of Kraft Heinz, and best represent our stockholders' interests. The Board evaluates its leadership structure based upon our best interests and particular circumstances at the time, taking into consideration the composition of the Board, including the tenure and skill sets of the individual directors and the Board as a whole, our specific business and long-term strategic needs, our operating and financial performance, industry conditions, the economic and regulatory environment, annual Board evaluations, the advantages and disadvantages of alternative leadership structures, and our corporate governance practices generally.

The Board appointed Mr. Cahill as independent Chair of the Board, effective January 1, 2026, succeeding Mr. Patricio, who previously served as the Company's Executive Chair. The Board believes that Mr. Cahill is well suited to serve as Chair and provide constructive, independent and informed guidance and oversight to management given his extensive managerial and public company governance experience. The Board believes the current structure enables the Board and Company to best leverage Mr. Cahill's and Mr. Cahillane's strongest talents to promote the continued growth and transformation of our business. As CEO, Mr. Cahillane is responsible for developing and overseeing the execution of our business strategy and leading and managing the day-to-day operations of the Company. As independent Chair, Mr. Cahill focuses on Board leadership and governance and serves as a liaison between the Board and management, working closely with our CEO. With the Company's focus on evolving the portfolio and investing in and turning around the business, the Board believes this structure, including its refreshed composition, is positioned to provide the heightened oversight, strategic guidance, and accountability required to support this shift and serves the best interests of Kraft Heinz and our stockholders at this time.

From time to time, the Board may also determine that it is appropriate to nominate members of management to the Board, including the CEO. Our current CEO was initially appointed to serve as a director in January 2026 and is nominated for re-election at the Annual Meeting.

COMMITTEES OF THE BOARD

The Board has three standing Committees: Audit, Human Capital and Compensation, and Nominating and Corporate Governance. Each Committee consists exclusively of independent directors, including, with respect to members of the Audit Committee and Human Capital and Compensation Committee, the heightened independence standards under Nasdaq and SEC rules applicable to such committee service. The Chair of each Committee reports to the Board on the topics discussed and actions taken by the Committee at each Board meeting. Each Committee has a charter that sets forth the Committee's roles and responsibilities and is reviewed annually by the Committee, with any proposed changes required to be approved by the Board. Each Committee has the authority to retain and terminate independent counsel or other advisors without approval from, or consultation with, management and approve fees and other terms of the engagement.

The Board designates Committee members and Chairs based on the Governance Committee's recommendations. The Governance Committee and the Board believe that the size of the Board allows for effective Committee organization and facilitates efficient meetings and decision making.

AUDIT COMMITTEE



JOHN C. POPE
Chair



HUMBERTO P. ALFONSO



JOHN T. CAHILL



LORI DICKERSON FOUCHÉ



DEBBY SOO

KEY RESPONSIBILITIES

- Oversees our financial matters and strategy, the integrity of our financial statements, our accounting and financial reporting processes, our systems of internal control over financial reporting, and the safeguarding of our assets
- Oversees our compliance with applicable legal and regulatory requirements, including our ethics and compliance programs, codes of conduct, and actual or alleged violations of the codes of conduct
- Oversees our enterprise risk management program, including risk assessment and risk management guidelines, policies, and processes by which we manage risk, such as those related to major financial risk exposures, information technology, and cybersecurity
- Oversees our independent auditors' qualifications, independence, and performance, the performance of our internal audit function, our audit procedures, and our audit plan

RECENT COMMITTEE FOCUS AREAS

In 2025, the Committee's oversight focused on, among other things:

- Key financial reporting and disclosure matters
- Internal audits
- Tax and litigation matters
- Ethical and legal compliance
- Enterprise risk management
- Information technology, operations technology, and cybersecurity

QUALIFICATIONS

- All members meet the "financial sophistication" standards of the Nasdaq rules.
- The Board has determined that Mr. Pope, Mr. Alfonso, and Mr. Cahill each qualify as an "audit committee financial expert" within the meaning of SEC rules.
- No Audit Committee member received any payments from the Company in 2025 other than compensation for service as a director.

ETHICS AND COMPLIANCE HELPLINE

The Audit Committee has established procedures for the receipt, retention, and treatment, on a confidential basis, of any complaints we receive. We encourage employees and third-party individuals and organizations to report concerns about our accounting controls, auditing, ethics, or compliance matters, or anything else that appears to involve financial or other wrongdoing. To report online or find a local phone number to report by phone, including anonymously, visit **www.KraftHeinzEthics.com.**

100%
INDEPENDENT

9
MEETINGS IN 2025

$ HUMAN CAPITAL AND COMPENSATION COMMITTEE



DIANE GHERSON
Chair



ELIO LEONI SCETI



TONY PALMER



JAMES PARK



JOHN C. POPE

KEY RESPONSIBILITIES

- Oversees our strategies and policies related to key human resources policies and practices, including belonging, workplace environment and culture, engagement, pay equity, and talent development and retention
- Approves peer group used to benchmark executive pay levels and plan design practices
- Establishes, reviews, and administers our compensation and benefits policies, including incentive-compensation and equity-based plans
- Oversees our executive compensation programs and succession planning
- Reviews our compensation policies and practices for employees as they relate to risk management and mitigation
- Evaluates and approves our CEO's goals and objectives, performance, and elements and amounts of compensation, and reviews and approves the compensation of our other executive officers and Section 16 reporting officers
- Approves equity and other long-term incentive awards granted under our plans
- Assesses the compensation of non-employee directors
- Reviews and considers stockholder viewpoints on compensation, including our say-on-pay voting results

RECENT COMMITTEE FOCUS AREAS

In 2025, the Committee's oversight focused on, among other things:

- Compensation program strategy and design, including:
  - pay-for-performance components to reinforce a pay-for-performance culture
  - plan modifications to improve overall alignment with the business strategy and market practice
- CEO succession
- Human capital plans to deliver talent required for our long-term plan, including:
  - organization human capital plans
  - recruitment, retention, and engagement strategies

DELEGATION

Under its charter, the Committee may delegate any of its responsibilities to the Chair, another Compensation Committee member, or a subcommittee of Compensation Committee members, unless prohibited by law, regulation, or Nasdaq rule.

INTERLOCKS

The Board has determined that all of the directors who served on the Compensation Committee during 2025 were independent within the meaning of Nasdaq rules. During 2025, no member of the Compensation Committee had a relationship that must be described under SEC rules relating to disclosure of related person transactions. During 2025, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee.

100%
INDEPENDENT

7
MEETINGS IN 2025

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



L. KEVIN COX
Chair



JOHN T. CAHILL



LORI DICKERSON FOUCHÉ



MARY LOU KELLEY



JOHN C. POPE

KEY RESPONSIBILITIES

- Considers and makes recommendations to the Board regarding candidates for director, incumbent directors' performance, director independence, and the structure and composition of the Board and its Committees, as well as director succession planning
- Oversees policies and procedures related to related person transactions, including reviewing transactions and making recommendations to the Board
- Develops and oversees an annual self-evaluation process for the Board and its Committees
- Advises the Board on corporate governance matters, including developing and reviewing the Corporate Governance Guidelines
- Oversees our stockholder engagement program and considers stockholder viewpoints on corporate governance

RECENT COMMITTEE FOCUS AREAS

In 2025, the Committee's oversight focused on, among other things:

- Director succession planning and recommendations to the Board regarding candidates for director
- Board composition and disclosure
- Board, committee, and individual director performance
- Investor outreach and feedback

100%
INDEPENDENT

5
MEETINGS IN 2025

DIRECTOR ENGAGEMENT

MEETING ATTENDANCE

32

BOARD AND COMMITTEE MEETINGS IN 2025

98%

AVERAGE ATTENDANCE OF DIRECTORS AT BOARD AND COMMITTEE MEETINGS IN 2025

BOARD AND COMMITTEE MEETING ATTENDANCE

We expect directors to attend all Board meetings and meetings of the Committees on which they serve. During 2025, each incumbent director attended 83% or more of the Board and the Committees on which, and during the period that, they served.

EXECUTIVE SESSIONS

The Board believes that a key element of effective independent oversight is regular meetings of the independent directors in executive session without management present. In 2025, independent directors met in executive session at all Board meetings.

ANNUAL MEETING ATTENDANCE

Directors are encouraged, but are not required, to attend our Annual Meeting of Stockholders. All of our current directors nominated for election at such meeting attended our 2025 Annual Meeting of Stockholders.

DIRECTOR TIME COMMITMENTS POLICY

The Board believes that service on the boards of other public companies provides directors with knowledge and experience in governance and leadership that is valuable to Kraft Heinz. The Board also recognizes that public board service requires significant time and effort and that it is critical to the success of the Company that directors have the ability to dedicate sufficient time and attention to their Kraft Heinz Board responsibilities. The Board's policy, which is included in our Corporate Governance Guidelines:

- Limits directors' service on the boards of other public companies to three or, for directors who are chief executive officers of public companies, one (each in addition to Kraft Heinz)
- Requires that the Board determine whether simultaneous service on more than two other public company audit committees (in addition to Kraft Heinz) impairs a director's ability to serve effectively on our Audit Committee
- Establishes an expectation that directors consult with the Chair, the Lead Director, and the Chair of the Governance Committee before accepting an offer to serve on another public company board or as a member of the audit committee of another public company
- Requires the Governance Committee to take into account the nature and extent of a director's other commitments when determining whether it is appropriate to nominate that director for re-election
- Requires directors' service on the boards and committees of other organizations to be consistent with our conflict of interest policies

DIRECTOR
Maximum of **3** other public company boards

PUBLIC COMPANY CEO
Maximum of **1** other public company board

AUDIT COMMITTEE
Maximum of **2** other public company audit committees

Mr. Cahill currently serves on the audit committee of three other public companies and the Board has determined that such simultaneous service does not impair his ability to effectively serve on the Company's Audit Committee. In making this determination, the Board considered Mr. Cahill's exceptional Committee and Board attendance record, his valued contributions to the Audit Committee, and his professional background and significant financial experience as the former CEO of Kraft Foods Group, Inc. and CFO of The Pepsi Bottling Group, Inc. As of March 16, 2026, all directors and director nominees are in compliance with the policy. The Governance Committee reviews our director time commitments policy as part of its annual review of our Corporate Governance Guidelines. We also review the policies of our institutional investors on an ongoing basis and discuss such policies during our investor engagement calls.

DIRECTOR ORIENTATION AND EDUCATION

We engage each new director in an orientation program to familiarize them with our business, strategy, and policies and provide an opportunity to directly engage with senior leaders throughout the business. Orientation is conducted as soon as reasonably practicable after the meeting at which the director is first elected. It includes presentations on our business and strategic plans, financial position and practices, significant issues and risks, governance and corporate responsibility practices, executive compensation, Company culture, and key environmental and sustainability efforts, as well as a site visit to one of our manufacturing and processing facilities.

Throughout the year, management and outside experts regularly provide presentations to the Board and Committees on Kraft Heinz’s strategic and business plans, financial performance, legal and regulatory matters, compliance programs, recent developments and current events that relate to our strategy and business, and other topics of interest to directors, including artificial intelligence and the changing customer landscape. Directors are welcome to attend meetings of Committees of which they are not a member. Directors also have unrestricted access to management and are encouraged to meet with management to enhance their understanding of our strategy and business. Periodically, the Board also visits Kraft Heinz’s facilities to deepen their understanding of our business.

ANNUAL BOARD AND COMMITTEE EVALUATIONS

The Board believes director evaluations are a critical component of its effectiveness and continuous improvement and an essential practice of good corporate governance. The Board conducts an evaluation of its performance and effectiveness, as well as that of its three standing Committees, on an annual basis. The purpose of the evaluations is to identify ways to enhance the overall effectiveness of the Board and its Committees and to track progress. The Governance Committee is responsible for developing, recommending to the Board, and overseeing the annual self-evaluation process of the Board and each of its Committees.

1 Process Review

The process, including the method of evaluation, is reviewed by the Governance Committee, with recommendations from the Corporate Secretary's team, annually. Updates are made as appropriate and consistent with the current Board structure and responsibilities, Company strategy and processes, and best practices.

2 Evaluation

Directors complete an individual evaluation for the Board and each Committee on which they serve. The evaluations are designed to address significant responsibilities and processes key to Board effectiveness and include open-ended questions and space for candid commentary. Periodically, the Board also engages a consultant to conduct one-on-one discussions to solicit additional feedback.

TOPICS COVERED IN 2025

- Board efficiency and overall effectiveness
- Board and Committee structure and composition
- Satisfaction with the performance of the Board and Committee Chairs
- Board member access to members of senior management
- Quality of discussion
- Quality and clarity of materials presented to directors
- Satisfaction with the frequency and format of meetings and time allocations
- Board dynamics and culture
- Skills and qualifications of individual directors
- Individual director performance and engagement
- Oversight of key strategy and risks

3 SUMMARY OF EVALUATIONS

Evaluation responses and feedback are aggregated, with feedback anonymized and comments included verbatim. Reports summarizing feedback, including responses and highlights of key themes, are produced for the Board and each Committee.

4 REVIEW AND DISCUSSION

The results of the evaluations are shared with the full Board and each Committee for review and discussion. The Governance Committee reviews the results of the evaluations for all Committees and the full Board and considers recommendations for changes and areas of improvement.

5 FEEDBACK INCORPORATED

The Chair of the Governance Committee shares results of the Committee's review and recommendations with the full Board for action.

ACTIONS TAKEN

- Added new directors with expertise in consumer packaged goods, brand building, human resources, and e-commerce
- Refined Board and Committee schedules and meeting processes to enable more time for director discussion
- Continued efforts to streamline meeting materials to improve clarity and emphasize key information for Board and Committee consideration

BOARD'S OVERSIGHT ROLE

STRATEGY OVERSIGHT

The Board takes an active role in oversight of management's creation and execution of our long-term strategy and our capital allocation plan for long-term value creation. The full Board oversees our short- and long-term strategic plans, the status of key strategic initiatives, and the principal strategic opportunities and risks that face our business through robust engagement with management, taking into consideration our key priorities, global trends impacting our business, regulatory developments, and emerging innovation. The Board periodically, and at least annually, devotes significant time to in-depth, long-term strategic reviews with our executive and senior business leaders. During these reviews, management provides the Board with its view of key commercial and strategic risks and opportunities faced by our business. The Board brings its collective, independent judgment to provide robust feedback on management's identification of key strategic risks and opportunities and appropriate actions to mitigate risk. At subsequent meetings, the Board continues to review the Company's progress against our long-term strategy and capital allocation plan. In addition, specific areas of strategic risk and opportunity are identified for Board or Committee discussion as specific risks arise or as requested by management or individual directors. The Board's oversight of strategy is also prominent in our merger, acquisition, divestiture, and corporate development activities. Additionally, the Board annually considers and approves our budget and capital allocation plans, which are linked to our long-term strategic plans and priorities. In 2025, the Board received updates on our operating plan, reviewed our long-term strategic and capital allocation plans, and evaluated strategic alternatives across multiple meetings.

RISK OVERSIGHT

ENTERPRISE RISK MANAGEMENT

Our Strategic Enterprise Risk Management ("SERM") approach is an ongoing process effected at all levels of our operations and across business units and functions to identify, assess, monitor, manage, and mitigate risk over the short, intermediate, and long term. As part of this process, the Company:

- identifies material risks, including operational, strategic, and financial risks
- assesses and prioritizes risks taking into account various factors such as the potential impact, likelihood of occurrence, and effectiveness of current mitigation strategies
- develops plans to monitor, manage, and mitigate material risks

Our SERM process is designed to facilitate open communication between management and the Board to advance the Board's and Committees' understanding of our risk management process, how it is functioning, the participants in the process, key risks to our business and performance, and the information gathered through the approach. The Board and Committees may also receive reports from external advisors such as outside counsel and industry experts to further understand critical risk areas. These risks inform Board and Committee discussion topics throughout the year.

The Audit Committee oversees the SERM process and is responsible for allocating responsibility for overseeing the review and assessment of key risk exposures to appropriate Committees. The Audit Committee routinely meets privately with representatives from PwC, our independent auditors, as well as our Global Head of Internal Audit, Chief Global Ethics and Compliance Officer, and Global General Counsel and Corporate Affairs Officer. Our Enterprise Risk Committee, which consists of cross-functional members of management, helps identify, evaluate, and implement risk management controls and methodologies to address identified risks and functionally reports directly to the Executive Leadership Team.

ROLE OF THE BOARD AND COMMITTEES

We face various risks to our business, including strategic, financial, legal, regulatory, operational, accounting, and reputational risks. Identifying, managing, and mitigating our exposure to these risks and effectively overseeing the risk-management process are critical to our operational decision-making and annual planning processes.

While management has primary responsibility for managing risk, the Board is responsible for risk oversight with specific areas delegated to appropriate Committees that report on their deliberations to the Board.

FULL BOARD

- Has ultimate responsibility for risk oversight, including related to our sustainability risks
- Has delegated primary responsibility for overseeing risk assessment and management to the Audit Committee and receives regular updates from the Audit Committee
- Reviews (full Board or via Committees) risks related to our business and operations throughout the year
- Directors regularly discuss the risk management process directly with members of management

AUDIT COMMITTEE

- Reviews guidelines and policies governing the process by which management manages risk, including related to major financial risk exposure, information technology, operations technology, and cybersecurity
- Reviews risk assessment and risk management guidelines, policies, and processes used in our SERM approach
- Reviews the SERM approach and the results of the annual SERM assessment
- Allocates responsibility for overseeing the review and assessment of key risk exposures to appropriate Committees and management's response to those exposures

COMPENSATION COMMITTEE

- Oversees evaluation of our compensation structure's impact on risk taking and risk mitigation
- Oversees human resources strategy and key policies, including potential talent risks to delivering the strategy, and reviewing management's preparedness to address such risks

GOVERNANCE COMMITTEE

- Oversees our governance practices and Board composition, refreshment, and leadership structure
- Reviews related party transactions and our Corporate Governance Guidelines

Each Committee reports key risk discussions to the Board following its meetings.

MANAGEMENT

- Responsible for the day-to-day management and mitigation of risk
- Regularly provides reports to the Board, the Audit Committee, and any other appropriate Committee regarding key risks and the actions management has taken to monitor, control, and mitigate risks
- Discusses and provides updates on management's reports at Board and Committee meetings

For more information about the risks facing the Company, see the factors described in Item 1A, Risk Factors in our Annual Report on Form 10-K for the year ended December 27, 2025 (the "2025 Annual Report") and those set forth in our future filings with the SEC. The risks described in the 2025 Annual Report and subsequent filings with the SEC are not the only risks facing us. Additional risks and uncertainties not currently known or that may currently be deemed to be immaterial based on the information known to us may also materially adversely affect our business, financial condition, or results of operations.

COMPENSATION OVERSIGHT

The Compensation Committee, in reliance on analysis provided by an outside consultant engaged by the Company, annually evaluates the risk profile of our executive and broad-based employee compensation programs. In its evaluation for our 2025 fiscal year, the Compensation Committee reviewed our executive compensation structure to determine whether our compensation policies and practices encourage our executive officers or employees to take unnecessary or excessive risks and whether these policies and practices properly mitigate risk. Based on management's assessment of our current programs, including analysis provided by an outside consultant, the Compensation Committee concluded that our 2025 executive compensation plans were designed in a manner to:

- achieve a balance of short- and long-term performance aligned with key stakeholder interests
- mitigate risks related to compensation programs through governance policies, caps on incentive plans, clawback provisions, and stock ownership requirements
- discourage executives from taking unnecessary or excessive risks that would threaten the reputation and sustainability of Kraft Heinz
- encourage appropriate assumption of risk to the extent necessary for competitive advantage purposes

CYBERSECURITY OVERSIGHT

The Audit Committee is responsible for oversight of the Company's information technology and cybersecurity risks. To fulfill its oversight responsibilities, the Committee receives updates from our Global Chief Information Officer and Chief Information Security Officer on a regular basis, which cover topics related to information security, privacy, and cyber risks and risk management processes, including the status of significant cybersecurity incidences, the emerging threat landscape, and the status of projects to strengthen the Company's information security posture. We have also adopted a cyber incident response plan, under which the Audit Committee is informed of any cybersecurity incidents with the potential to materially adversely impact the Company or our information systems. The Audit Committee regularly reports to the Board on information technology, cybersecurity, and privacy matters. Additionally, the Board receives updates from our Global Chief Information Officer and Chief Information Security Officer at least once a year on information security, cybersecurity, and privacy matters. For more information regarding our cybersecurity risk management efforts, see Item 1C, Cybersecurity in our 2025 Annual Report.

HUMAN CAPITAL OVERSIGHT

The Board is actively engaged in overseeing development and succession of the Company's senior management and the Company's key human resources strategies. The Compensation Committee oversees the Company's compensation and benefits plans, policies, and programs, long-term incentive programs, and succession plans for the CEO and other senior executive positions as well as strategies, policies, and outcomes related to belonging, workplace environment and culture, pay equity, and talent development and retention. To fulfill its oversight responsibilities, the Committee receives updates from our Global Chief People Officer at least once a year, which cover topics related to engagement and attrition, culture, leadership development, and performance management. The Compensation Committee regularly reports to the Board on human capital management, culture, employee engagement, and performance matters.

SUSTAINABILITY OVERSIGHT

Our sustainability governance starts with oversight of our sustainability strategy, risks, goals, policies, practices, and disclosures by the Board, as set forth in our Corporate Governance Guidelines. We believe the full Board's responsibility for consideration and oversight of critical issues enhances our sustainability efforts, which are an integral component of our enterprise strategy. To fulfill its oversight responsibilities, the Board receives regular updates on priority sustainability issues from our Global Chief Procurement and Sustainability Officer, as well as other team leaders throughout the business, which cover topics related to policy and program development, actions taken to protect the Company from the negative impacts of climate change on our operations and value chain, and progress toward achieving our sustainability goals.

SUSTAINABILITY GOVERNANCE

We pursue our sustainability goals through a cross-functional approach across the Company and throughout our value chain, centered on continuous improvement. Our sustainability governance structure is designed to enable us to live our Dream and Values and embed sustainability throughout the Company.


BOARD OF DIRECTORS
Oversees our sustainability strategy, risks, goals, policies, practices, and disclosures and engages regularly with management regarding our sustainability efforts, including reviewing significant policies, processes, and commitments at least annually.
CHIEF EXECUTIVE OFFICER
Collaborates with members of the Executive Leadership Team on oversight and sustainability strategies.
GLOBAL CHIEF PROCUREMENT & SUSTAINABILITY OFFICER
Oversees global sustainability strategy, reports to the CEO, collaborates with the sustainability team to establish and implement actions, and has an annual performance goal that tracks our sustainability performance.
EXECUTIVE WORKING GROUP
Provides expertise, support, and challenge on sustainability strategies and implementation plans. Drives collaboration, transparency, and continuous improvement of sustainability initiatives.
GLOBAL SUSTAINABILITY TEAM
Directs the design, development, execution, and continuous improvement of our global sustainability strategy, goals, and initiatives, engages with key stakeholders, and leads the Executive Working Group. Our sustainability work is intentionally cross-functional, and we have embedded sustainability principles and practices across our business and value chain.

OTHER GOVERNANCE POLICIES AND PRACTICES

GOVERNANCE DOCUMENTS

CORPORATE GOVERNANCE GUIDELINES

The Board is committed to corporate governance practices that promote and protect the long-term interest of our stockholders. Our Corporate Governance Guidelines provide a robust framework for the Board in performing its fiduciary duties and promoting trust in the Company. Our Corporate Governance Guidelines define our governance philosophy, practices, and policies across key areas, including the Board's role, responsibilities, composition, membership criteria, and structure, as well CEO and Board performance evaluations. The Governance Committee periodically reviews these guidelines and recommends any changes to the Board for consideration.

CODES OF CONDUCT

We have a Code of Business Conduct and Ethics for Non-Employee Directors applicable to our non-employee directors and a Code of Conduct applicable to our employees (including our NEOs) and contingent and contract workers (together, the "Codes of Conduct"). The Codes of Conduct reflect our values and are designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws, rules, and regulations, confidentiality of our proprietary information, and accountability. Our directors, employees, contingent and contract workers, partners, suppliers, and customers, as well as consumers can ask questions about our Codes of Conduct and other ethics and compliance issues, or report potential violations, through our Ethics Helpline, online or by phone, which is operated by an independent and multilingual third-party reporting specialist.

In the event we amend or waive any of the provisions of the Codes of Conduct applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, or controller, we also intend to disclose such actions, as required, on our website.

RELATED PERSON TRANSACTIONS POLICY

The Board has adopted a written policy regarding the review and, where appropriate, approval and ratification of any transaction in which Kraft Heinz is a participant, the amount involved exceeds $120,000, and any related person had, has, or will have a direct or indirect material interest. In general, related persons include our directors, executive officers, and holders of 5% or more of our common stock and their immediate family members.

The Governance Committee, in the course of its review and approval or ratification of a related person transaction under this policy, considers, among other things:

- the commercial reasonableness of the transaction
- the materiality of the related person's direct or indirect interest in the transaction
- whether the transaction may involve an actual conflict of interest or the appearance of a conflict of interest
- the impact of the transaction on the related person's independence (as defined in our Corporate Governance Guidelines and under Nasdaq rules)
- whether the transaction would violate any provision of our Codes of Conduct

The Governance Committee approves or ratifies only those related person transactions that are fair and reasonable to Kraft Heinz and in our and our stockholders' best interests, with any member of the Governance Committee who is a related person with respect to a transaction under review recusing themself from the deliberations or decisions regarding the transaction. The Chair of the Governance Committee (or the Chair of the Audit Committee if the Chair of the Governance Committee is a related person with respect to the transaction under review) will review and approve or ratify potential related person transactions when it is not practicable or desirable to delay review of a transaction until a Governance Committee meeting and will report to the Governance Committee any transaction so approved or ratified.

CORPORATE GOVERNANCE MATERIALS AVAILABLE ON OUR WEBSITE

Our Corporate Governance Guidelines, Committee charters, and Codes of Conduct can be found on our website by visiting **ir.kraftheinzcompany.com** and clicking on the "Corporate Governance" tab. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the SEC. In addition, we will promptly deliver free of charge, upon request, a copy of our Corporate Governance Guidelines, Committee charters, or Codes of Conduct to any stockholder requesting a copy.

REGISTRATION RIGHTS AGREEMENT

Pursuant to a registration rights agreement (the "Registration Rights Agreement") entered into in connection with the merger of Kraft Foods Group, Inc. with and into a wholly owned subsidiary of H.J. Heinz Holding Corporation in July 2015 (the "Kraft Heinz Merger"), we have granted Berkshire Hathaway registration rights with respect to the shares of Kraft Heinz common stock held by Berkshire Hathaway as of the date of the closing of the Kraft Heinz Merger. The registrable shares represent shares of Kraft Heinz common stock acquired from Heinz in connection with the Kraft Heinz Merger and/or immediately prior to the Kraft Heinz Merger pursuant to a warrant. Registration rights do not apply to shares of Kraft Heinz common stock subsequently acquired by Berkshire Hathaway or any other party to the Registration Rights Agreement. These rights include demand registration rights, shelf registration rights, and "piggyback" registration rights, as well as customary indemnification. The rights are subject to certain holdback and suspension periods. We generally will bear all fees, costs, and expenses related to registrations, other than underwriting discounts and commissions attributable to the sale of shares of Kraft Heinz common stock by Berkshire Hathaway, as applicable.

On January 20, 2026, pursuant to the Registration Rights Agreement, we filed a prospectus supplement with the SEC to register for resale up to 325,442,152 shares of our common stock held by Berkshire Hathaway. The filing of the prospectus supplement was made solely to register these shares for resale, does not itself constitute a sale of any shares, and does not necessarily mean that Berkshire Hathaway will sell any or all of the registered shares.

INSIDER TRADING POLICY, INCLUDING ANTI-HEDGING AND ANTI-PLEDGING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other disposition of Kraft Heinz securities by our directors, executive officers, and employees and other covered persons, as well as the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations and the Nasdaq listing standards. Our Insider Trading Policy limits the timing and types of transactions in Kraft Heinz securities by employees (including executive officers) and directors. Among other restrictions, the policy prohibits holding Kraft Heinz securities in a margin account or pledging Kraft Heinz securities as collateral for a loan, as well as short-selling Kraft Heinz securities, transacting in puts, calls, or other derivatives on Kraft Heinz securities, or hedging transactions on Kraft Heinz securities. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our 2025 Annual Report.

COMMUNICATIONS WITH THE BOARD

Information for stockholders and other parties interested in communicating with our Chair, full Board, or our independent directors, individually or as a group, is included in our Corporate Governance Guidelines, which are available on our website at **ir.kraftheinzcompany.com** under the "Corporate Governance" tab. Our Corporate Secretary forwards communications relating to matters within the Board's purview to the independent directors; communications relating to matters within a Committee's area of responsibility to the Chair of the appropriate Committee; and communications relating to ordinary business matters, such as suggestions, inquiries, and consumer complaints, to the appropriate Kraft Heinz executive or employee. Our Corporate Secretary does not forward solicitations, junk mail, or obviously frivolous or inappropriate communications.



Director COMPENSATION

DIRECTOR COMPENSATION PROGRAM

Our director compensation program includes a combination of cash compensation and an annual grant of deferred stock. The Compensation Committee reviews our director compensation program regularly and recommends changes, if any, to the Board for its approval. For our 2025 fiscal year, our non-employee directors received:

2025 DIRECTOR COMPENSATION

2025 Annual Compensation



Cash Retainer
$100,000
Stock Award
$185,000

2025 Additional Retainers

Board Chair	$60,000 $120,000	CASH* STOCK
Lead Director	$30,000	CASH
Committee Chairs:		
Audit	$25,000	CASH
Compensation	$20,000	CASH
Governance	$20,000	CASH

If a director serves as Chair of multiple Committees, the director will only receive one additional cash retainer.

Directors do not receive meeting fees.

* *The Chair may elect to receive this cash retainer as equity.*

Cash retainers are paid on a quarterly basis. In lieu of the annual cash retainer, pursuant to the Amended and Restated Deferred Compensation Plan for Non-Management Directors, directors may elect to receive shares of deferred stock annually payable in arrears.

Deferred stock awards are granted effective immediately following each annual meeting of stockholders. Shares of deferred stock are eligible to receive dividends when paid that are accrued and issued at the dividend payment date in the form of dividend equivalent units (“DEUs”). DEUs are subject to the same terms as the original grant of the underlying deferred stock. All deferred stock awards and DEUs accrued are distributed to a director in the form of shares of common stock six months following the date they cease to serve on the Board.

2026 CHANGES TO DIRECTOR COMPENSATION

Effective for the 2026 fiscal year, non-employee directors may elect to receive their annual cash retainer and annual stock award as deferred stock or restricted stock units (“RSUs”). Deferred stock awards must be held until the director ceases to serve on the Board (the six month post-separation hold requirement that previously applied has been eliminated). RSU awards are subject to a one-year vesting period. RSU awards, like deferred stock awards, are eligible to receive DEUs.

DIRECTOR STOCK OWNERSHIP GUIDELINES

To strengthen alignment of directors' interests with those of our stockholders, our stock ownership guidelines require directors that receive compensation for service as directors to hold shares of our common stock in an amount equal to a specified multiple of their annual cash retainer, as follows. All of our current directors are in compliance with the ownership guidelines.

POSITION	STOCK OWNERSHIP REQUIREMENT	COMPLIANCE PERIOD
Non-employee directors	6x ANNUAL CASH RETAINER	5 years from joining the Board

RSUs, shares of deferred stock, DEUs accrued on RSUs and shares of deferred stock, stock equivalents in savings plans or deferred compensation plans, and shares held in a trust for the benefit of immediate family members count toward satisfying this ownership requirement. Unexercised stock options do not count toward satisfying this ownership requirement.

As our CEO, Mr. Cahillane is subject to stock ownership guidelines applicable for our officers. Mr. Cahillane is in compliance with the ownership guidelines. For additional information, see *Executive Compensation—Compensation Discussion and Analysis—Other Compensation Policies and Practices—Officer Stock Ownership Guidelines.*

For more details on the stock ownership of our directors and officers, see *Beneficial Ownership of Stock—Directors and Officers.*

2025 DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation and stock awards paid or granted to our non-employee directors. Mr. Abrams-Rivera, who was our CEO during the 2025 fiscal year, did not receive payment for his service as a director in 2025.

Name	Fees Earned or Paid in Cash[(1)] ($)	Stock Awards[(2)] ($)	All Other Compensation ($)	Total ($)
Humberto P. Alfonso	100,000	185,014	—	285,014
John T. Cahill	116,957	185,014	—	301,971
L. Kevin Cox[(3)]	21,467	—	—	21,467
Lori Dickerson Fouché	100,000	185,014	—	285,014
Diane Gherson	110,824	185,014	—	295,838
Mary Lou Kelley[(3)]	18,478	—	—	18,478
Timothy Kenesey[(4)]	46,484	185,014	—	231,498
Alicia Knapp[(4)]	38,736	185,014	—	223,750
Elio Leoni Sceti	100,000	185,014	—	285,014
Tony Palmer[(3)]	18,478	—	—	18,478
James Park	100,000	185,014	—	285,014
Miguel Patricio	140,000	305,042	1,599,992[(5)]	2,045,034
John C. Pope	155,000	185,014	—	340,014
Debby Soo	100,000	185,014	—	285,014

(1) Includes the value of retainers earned or paid in cash for 2025, including the value of cash retainers for 2024 deferred to equity pursuant to the Kraft Heinz Deferred Compensation Plan for Non-Management Directors.

(2) The amounts shown in this column represent the full grant date fair value of the deferred stock awards granted in 2025, excluding any retainer fees deferred in exchange for shares, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 718 based on the closing price of Kraft Heinz common stock on the grant date ($28.49 on May 8, 2025). The following table summarizes the stock options held by non-employee directors as of December 27, 2025:

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
John T. Cahill	8/16/2019	500,000	—	25.41	8/16/2029

(3) Mr. Cox, Ms. Kelley, and Mr. Palmer were appointed to the Board effective October 22, 2025.

(4) Mr. Kenesey and Ms. Knapp stepped down from the Board effective May 20, 2025.

(5) The amounts shown in this column represent the grant award value and salary Mr. Patricio received related to his appointment as Executive Chair effective September 2, 2025. Mr. Patricio stepped down from his role as Executive Chair effective December 31, 2025.



Beneficial Ownership OF STOCK

DIRECTORS AND OFFICERS

The following table shows the number of shares of our common stock beneficially owned as of March 16, 2026 by each current director, director nominee, and NEO, as well as by all of our current directors and executive officers as a group. There were 1,185,762,305 shares of our common stock issued and outstanding as of March 16, 2026. Unless otherwise indicated, each of the named individuals has, to Kraft Heinz's knowledge, sole voting and investment power with respect to the shares.

Name of Beneficial Owner	Shares Owned	Shares Acquirable within 60 Days(1)	Deferred Stock(2)	Total	Percentage of Common Stock
Current Directors					
Humberto P. Alfonso	—	—	22,484	22,484	*
John T. Cahill	152,178 (3)	500,000	46,756	698,934	*
Steve Cahillane	1,541 (4)	—	—	1,541	*
L. Kevin Cox	313 (5)	—	—	313	*
Lori Dickerson Fouché	—	—	25,008	25,008	*
Diane Gherson	—	—	15,887	15,887	*
Mary Lou Kelley	—	—	—	—	*
Elio Leoni Sceti	40,000 (6)	—	44,659	84,659	*
Tony Palmer	—	—	—	—	*
James Park	596	—	19,368	19,964	*
Miguel Patricio	1,202,719 (7)	—	20,375	1,223,094	*
John C. Pope	10,098	—	60,110	70,208	*
Debby Soo	—	—	6,807	6,807	*
Named Executive Officers (NEOs)					
Carlos Abrams-Rivera	507,065	92,747	—	599,812	*
Andre Maciel	275,895	44,506	—	320,401	*
Pedro Navio	121,144	119,874	—	241,018	*
Cory Onell	72,458	3,503	—	75,961	*
Angel Willis	4,631	—	—	4,631	*
Current directors and executive officers as of March 16, 2026 as a group (21 persons)	2,039,141	594,651	261,454	2,895,246	*

* Less than 1%.

(1) Includes shares issuable upon settlement of RSUs, including related DEUs accrued, that will vest within 60 days of March 16, 2026 and pursuant to stock options exercisable within 60 days of March 16, 2026.

(2) Includes related DEUs accrued. For a description of our deferred stock, see *Director Compensation—Director Compensation Program*.

(3) Includes 37,735 shares held indirectly in an irrevocable trust for the benefit of Mr. Cahill's children, of which Mr. Cahill's spouse serves as the trustee.

(4) Includes 1,541 shares held indirectly in a 401(k) plan by Mr. Cahillane's spouse.

(5) Includes (i) 133 shares held directly in a revocable trust, of which Mr. Cox is the trustee and beneficiary; (ii) 120 shares held indirectly in a revocable trust for the benefit of Mr. Cox's children, of which Mr. Cox's spouse serves as the trustee; and (iii) 60 shares held indirectly in an irrevocable trust for the benefit of Mr. Cox's children, of which Mr. Cox's spouse serves as the trustee.

(6) Includes 40,000 shares owned directly by Elma Investments Ltd., which is wholly owned by Elma Trust. Mr. Leoni Sceti is a beneficiary of Elma Trust.

(7) Includes 561,817 shares held indirectly in a revocable trust, of which Mr. Patricio and his spouse are co-trustees and Mr. Patricio, his spouse, and his children are beneficiaries and 558,488 shares held in a grantor retained trust.

PRINCIPAL STOCKHOLDERS

The following table displays information about persons we know were the beneficial owners of more than 5% of our issued and outstanding common stock as of March 16, 2026.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock[(1)]
Berkshire Hathaway[(2)] 3555 Farnam Street Omaha, Nebraska 68131	325,442,152	27.45%
BlackRock[(3)] 50 Hudson Yards New York, New York 10001	69,611,521	5.87%
The Vanguard Group[(4)] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	101,970,445	8.60%

(1) Calculated based on 1,185,762,305 shares of our issued and outstanding common stock as of March 16, 2026.

(2) Based on the Schedule 13G/A filed on February 14, 2024 by Berkshire Hathaway, reporting beneficial ownership by Warren E. Buffett, Berkshire Hathaway, and Benjamin Moore & Co. Retirement Income Plan. Benjamin Moore & Co. is a subsidiary of Berkshire Hathaway, and Mr. Buffett may be deemed to control Berkshire Hathaway. Berkshire Hathaway and Mr. Buffett share dispositive power over 325,442,152 shares. Benjamin Moore & Co. Retirement Income Plan shares voting and dispositive power over 192,666 shares.

(3) Based on the Schedule 13G filed on April 24, 2025 by BlackRock, Inc. (“BlackRock”). BlackRock reports sole voting power with respect to 63,416,028 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 69,611,521 shares, and shared dispositive power with respect to 0 shares.

(4) Based on the Schedule 13G/A filed on April 30, 2025 by The Vanguard Group, Inc. (the “Vanguard Group”). The Vanguard Group reports sole voting power with respect to 0 shares, shared voting power with respect to 1,151,606 shares, sole dispositive power with respect to 97,603,196 shares, and shared dispositive power with respect to 4,367,249 shares. The Vanguard Group subsequently reported that due to an internal realignment it no longer has, or is deemed to have, beneficial ownership over Kraft Heinz securities beneficially owned by various subsidiaries and/or business divisions. The Vanguard Group also reported that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group will report beneficial ownership separately (on a disaggregated basis).

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock (collectively, the “Reporting Persons”), to file reports of ownership and changes in ownership with the SEC. Based solely upon a review of Forms 3, 4, and 5 and amendments thereto filed electronically with the SEC by the Reporting Persons with respect to the fiscal year ended December 27, 2025, we believe that all filing requirements were complied with in a timely manner, except that Mr. Cox's Form 3 initially omitted 60 shares of common stock held in a trust by his spouse. This holding was subsequently reported on Form 3 on December 2, 2025.



Executive COMPENSATION

2025 COMPENSATION HIGHLIGHTS

Our executive compensation program is designed to attract, engage, and incentivize highly skilled and performance-oriented talent, including our NEOs, who are critical to our success. We believe that our compensation program effectively rewards superior financial and operational performance, reflects a continued focus on variable, at-risk compensation paid over the long-term, and aligns the interests of our employees with those of stockholders.

- **MAJORITY OF NEO PAY IS PERFORMANCE- AND EQUITY-BASED.** In 2025, approximately 74% of our NEOs' compensation was performance-based and at-risk and approximately 70% was equity-based (including Matching RSUs granted through the Bonus Investment Plan).
- **EQUITY AWARDS HEAVILY WEIGHTED TO PERFORMANCE.** The weighting of performance-based equity in our annual award mix is 70% PSUs and 30% RSUs, with vesting periods of 75% on the third anniversary and 25% on the fourth anniversary.
- **PROGRAM GROUNDED IN BEST PRACTICES.** Our compensation program features strong stock ownership guidelines for executives and directors, long-standing clawback terms, and no tax gross ups, enhanced benefit plans for executives, excessive risk taking, hedging, or pledging.
- **ANNUAL CASH INCENTIVES REFLECT ACHIEVEMENT ON RIGOROUS PERFORMANCE TARGETS.** In 2025, annual cash incentive payouts under our Performance Bonus Plan were based on achievement of financial performance goals, market share, and individual achievement of strategic non-operating targets. Payouts to our NEOs were 30% to 52% of targeted amounts.
- **PSUs INCLUDE COMPANY-SPECIFIC MEASURES AND TSR, WITH CAP.** For 2025, PSUs included performance metrics of three-year Organic Net Sales compound annual growth rate (CAGR) (30%), three-year cumulative Free Cash Flow (30%), and three-year average annual relative TSR (40%), aligned with our long-term growth targets, with relative TSR achievement capped at target in the event our TSR is negative at the end of the performance period.

PROPOSAL 2

ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers ("NEOs"), as described in the **Compensation Discussion and Analysis** and **Executive Compensation Tables** in this Proxy Statement.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 2.

We are asking stockholders to **vote to approve**, on an advisory basis, the compensation of our NEOs as reported in this Proxy Statement. Your vote is not intended to address any specific item of compensation, but rather our overall approach to the compensation of our NEOs.

Before voting, we recommend that you read the information regarding our compensation program, policies, and decisions for our NEOs discussed in the *Compensation Discussion and Analysis* and *Executive Compensation Tables* that follow.

The Board and Compensation Committee believe that our pay-for-performance compensation philosophy has resulted in compensation for our NEOs that closely aligns to our financial results and the other performance factors described in the *Compensation Discussion and Analysis*. **In 2025, stockholders showed strong support of our executive compensation program, with approximately 96% of votes cast in favor of our say-on-pay proposal at our 2025 Annual Meeting.** As such, the Compensation Committee did not make any changes to the executive compensation program for 2025 as a result of the say-on-pay vote.

In accordance with Section 14A of the Exchange Act and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at our 2026 Annual Meeting:

> **RESOLVED, that the stockholders of The Kraft Heinz Company approve, on an advisory basis, the compensation paid to Kraft Heinz's named executive officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders, pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the Executive Compensation Tables, and related narrative disclosure.**

This vote on NEO compensation is advisory and therefore will not be binding on Kraft Heinz, our Compensation Committee, or our Board. However, our Board and Compensation Committee value our stockholders' opinions and will evaluate the results of this vote.

We currently conduct this non-binding vote to approve executive compensation annually, and, unless the Board modifies its policy on the frequency of holding the non-binding vote to approve executive compensation, the next non-binding vote to approve executive compensation will take place at the 2027 Annual Meeting of Stockholders.

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION DISCUSSION AND ANALYSIS CONTENTS

46	**Our NEOs**
47	**Compensation Structure and Goals**
47	Compensation Governance Best Practices
48	Total Rewards Philosophy and Objectives
49	Year-Round Executive Compensation-Setting Process
52	**2025 Executive Compensation Program**
54	2025 NEO Compensation Snapshots
57	Base Salary
57	Annual Cash-Based Performance Bonus Plan (PBP)
61	Bonus Investment Plan
63	Annual Equity Awards
66	Benefits and Perquisites
66	**Other Compensation Policies and Practices**
66	Officer Stock Ownership Guidelines
67	Change in Control Severance Plan
67	Clawback Policy
67	Impact of Tax and Accounting Policies
68	**Human Capital and Compensation Committee Report**

OUR NEOS

Our executive compensation program is designed to complement our strategy and values, attract and engage qualified, world-class talent to lead our business, create sustainable growth, and drive long-term value for our stockholders. This Compensation Discussion and Analysis outlines our compensation philosophy and program and focuses on our NEOs for our 2025 fiscal year.

For our 2025 fiscal year, our NEOs were:



CARLOS ABRAMS-RIVERA

Chief Executive Officer*



ANDRE MACIEL

Executive Vice President and Global Chief Financial Officer



PEDRO NAVIO

Executive Vice President and President, North America**



CORY ONELL

Executive Vice President and Chief Omnichannel Sales and Asian Emerging Markets



ANGEL WILLIS

Executive Vice President, Global General Counsel and Corporate Affairs Officer

* Mr. Abrams-Rivera served as Chief Executive Officer and as a member of the Board until December 31, 2025 and as an advisor until March 6, 2026.

** Mr. Navio served as Executive Vice President and President, North America until February 22, 2026 and as an advisor until March 6, 2026.

COMPENSATION STRUCTURE AND GOALS

COMPENSATION GOVERNANCE BEST PRACTICES

WHAT WE DO	WHAT WE DO NOT DO
Proactive year-round **engagement with stockholders** on executive compensation	**No excessive risk** taking that would threaten the reputation or sustainability of Kraft Heinz
Strong **alignment between pay and performance** with **robust incentive plan performance goals**	**No excise tax gross ups**
Base pay **increases on merit and market alignment**	**No guaranteed** salary increases or bonuses
Rigorous **stock ownership requirements** to align executives' interests with stockholders	**No single-trigger** change in control provisions
Maintain a robust **clawback policy**	**No hedging** transactions, short-selling, or transacting in puts, calls, or other derivatives on Kraft Heinz securities
Use **double-trigger change in control** provisions	**No pledging** or holding Kraft Heinz securities in a margin account as collateral for a loan
Compensation Committee engages an **independent compensation consultant,** who performs no other work for the Company, to advise on executive compensation matters	**No non-qualified deferred compensation** programs for executives
Retain independent consultant to perform **risk assessment** of executive and broad-based annual compensation programs	**No enhanced benefit programs** for executives

TOTAL REWARDS PHILOSOPHY AND OBJECTIVES

Our Total Rewards philosophy is designed to provide a meaningful and flexible spectrum of programs that support our workforce and their families, and complement Kraft Heinz's strategy and values. We aim to grow the best people through meritocracy and pay for performance. Our rewards strategy includes compensation elements of base pay and incentives, healthcare, savings and insurance plans, wellbeing plans, employee recognition programs, and other voluntary elected benefits. We believe in ownership and meritocracy, recognizing and rewarding our people on their achievements and impact as they grow their careers with us, and that Kraft Heinz is a great place for those who dare to win in a challenging, ambitious, and engaging environment. We aim for global consistency while respecting local market practices and employee preferences. The plans are designed to be market competitive and data-driven to promote our high-performance and results-oriented growth culture and realize our Purpose to Make Life Delicious for employees and their families.

Our core principles are:

PAY FOR PERFORMANCE

- ✓ Approximately three-quarters of our executive compensation is at-risk and performance-driven with metrics aligned to our long-term growth strategy and reflecting our strong pay-for-performance philosophy. Kraft Heinz performance is evaluated by:

  (1) Our performance, including results against short- and long-term growth targets, as approved by the Compensation Committee

  (2) Total return to our stockholders relative to our peers


CEO 2025*
17%
RSUs
7%
Base Salary
39%
PSUs
CEO
22%
Performance
Bonus Plan
at Target
76%
Performance-Based
and/or at Risk
15%
Matching RSUs
Other NEOs 2025
17%
RSUs
11%
Base Salary
Other
NEOs
20%
Performance
Bonus Plan
at Target
38%
PSUs
72%
Performance-Based
and/or at Risk
14%
Matching RSUs

Charts illustrate mix of performance-driven, at-risk compensation as a percent of target total direct compensation. We consider the Bonus Investment Plan Matching RSUs performance-driven because the match amount is determined based on achievement under the Performance Bonus Plan and at-risk because they remain subject to vesting and their value is subject to the long-term performance of our common stock.

* Reflects 2025 compensation for Mr. Abrams-Rivera.

ALIGN WITH STOCKHOLDER INTERESTS

- ✓ Our compensation programs are designed to align our executives' interests with those of our stockholders.
- ✓ Approximately three-quarters of our executive compensation is tied to Kraft Heinz performance.
- ✓ Our stock ownership guidelines strengthen alignment of our executive officers' interests with those of our stockholders.

DRIVE LONG-TERM PROFITABLE GROWTH

- ✓ We are driven by our Values *We dare to do better every day*, *We own it*, and *We champion great people*.
- ✓ We reward and invest in attracting, engaging, and retaining world-class talent with the highest potential to drive sustainable, long-term growth and profitability.

RECOGNIZE INDIVIDUAL PERFORMANCE

- ✓ Individual performance consistent with our Values is also taken into consideration.
- ✓ We recognize and reward demonstrated skills while supporting continued development.
- ✓ We see non-financial performance metrics, such as our sustainability targets, as a key element of the long-term success of our business and reflective of our external responsibility as global leaders, and we believe they add value for our stockholders and other stakeholders.

YEAR-ROUND EXECUTIVE COMPENSATION-SETTING PROCESS

We have a robust annual cycle to plan, review, and execute executive compensation, with changes generally effective on the first day of our fiscal year. Highlights from our 2025 agenda include:

JANUARY TO MARCH

- Evaluated and finalized previous year business performance and individual contributions
- Evaluated performance and future potential of executives in order to make individual compensation decisions
- Finalized performance measures and targets for performance cycles of 2025 PSU awards and Performance Bonus Plan, aligned with our annual operating plan and long-term strategy
- Reviewed stock ownership guidelines and NEO compliance

APRIL TO JUNE

- Annual Meeting of Stockholders

JULY TO SEPTEMBER

- Reviewed talent, leadership & succession pipeline, and culture strategy, and progress against talent engagement goals
- Evaluated and set compensation and performance peer groups for the following year
- Reviewed incentive plan status against established metrics and targets
- Reviewed results of say-on-pay vote of stockholders
- Reviewed Committee Charter

OCTOBER TO DECEMBER

- Completed risk assessment of compensation programs
- Undertook search for Chief Executive Officer successor
- Benchmarked compensation programs and pay opportunities versus the compensation and performance peer groups
- Reviewed and approved Committee advisor and independence assessment
- Reviewed progress against talent, leadership, and culture strategies
- Reviewed incentive plan status against established metrics and targets
- Reviewed performance measures for inclusion in compensation program design for 2026
- Discussed stockholder engagement efforts and feedback

The Compensation Committee oversees our executive compensation program and plans to align them with our strategy, goals, and stockholder interests. In making 2025 compensation decisions, the Compensation Committee considered a number of factors, including:

1	2	3	4	5	6
Compensation programs at peer companies	Kraft Heinz's performance over the last three years	Our financial plan as part of our growth strategy and long-term outlook	Realized pay from our historical compensation programs	Methods of aligning executive compensation with stockholder returns	Individual responsibilities and performance, leadership, years of experience, and long-term growth potential

ROLE OF INDEPENDENT CONSULTANT

Since 2022, the Compensation Committee has engaged Meridian Compensation Partners LLC (“Meridian”) as its independent compensation consultant. Meridian is hired by and reports directly to the Compensation Committee. Meridian attends meetings and executive sessions of the Committee at which compensation matters are considered and advises and provides guidance and analysis to the Compensation Committee on matters pertaining to executive and non-employee director compensation, including CEO and executive compensation plans and design, executive compensation-related regulatory matters and governance best practices, and competitive market studies. Meridian provides guidance and performs various analyses for the Compensation Committee, including peer group benchmarking and analyses regarding pay and performance alignment, incentive plan performance measures and TSR correlation, and the rigor of performance goals.

Meridian does not provide any other services to Kraft Heinz or any of our affiliates and may not be engaged to provide any other services to us without the approval of the Compensation Committee.

The Compensation Committee reviews Meridian’s performance periodically and reviews Meridian’s independence under SEC and Nasdaq rules for compensation consultants. The Compensation Committee has concluded that Meridian is independent and has no conflicts of interest relating to its engagement by the Committee.

ROLE OF PEER GROUPS

We continuously review and assess our compensation programs to create alignment with our strategies and philosophy. We believe it is important to understand the compensation programs and practices of companies with which we compete for talent, consumers, and investors. The Compensation Committee uses two peer groups: the compensation peer group is used to benchmark executive compensation and compensation design, and the performance peer group is used to measure our relative performance, including for determining relative performance in our PSU awards.

We review the selection criteria and companies in both peer groups regularly. For 2025, the Compensation Committee did not make any changes to the peer groups indicated below.

COMPENSATION PEER GROUP

Archer-Daniels-Midland Company	Colgate-Palmolive Company	Kimberly-Clark Corporation	The Procter & Gamble Company

PERFORMANCE PEER GROUP

Campbell Soup Company	Kellanova*	Mondelēz International, Inc.	The Hershey Company
Conagra Brands, Inc.	Keurig Dr Pepper Inc.	PepsiCo, Inc.	The J. M. Smucker Company
General Mills, Inc.	McCormick & Company, Incorporated	The Coca-Cola Company	Tyson Foods, Inc.
Hormel Foods Corporation			

* Kellanova was acquired on December 11, 2025 by Mars, Incorporated. As a result of the acquisition, Kellanova was no longer publicly traded and was removed from the peer group.

COMPENSATION PEER GROUP

The Compensation Committee, in consultation with the compensation consultant, reviews compensation data from the compensation peer group of companies as a reference point to benchmark and evaluate the compensation of our NEOs, including our CEO, and compensation plan designs.

The compensation peer group is based on publicly traded, U.S.-based organizations in the Consumer Staples Industry (under the Global Industry Classification Standard (GICS)) with revenue and market capitalization of approximately half to double Kraft Heinz’s net sales. We consider the organizations in this industry to be peers in competition for talent, consumers, and investors.

PERFORMANCE PEER GROUP

We established the performance peer group in 2021 with the introduction of our TSR performance metric to compare our long-term incentive compensation to the delivery of results relative to the performance peers, which we consider our performance peer group.

We selected a subset of Fast-moving Consumer Goods (FMCG) and Consumer Goods (CG) peers from our compensation peer group for the performance peer group. We view these companies particularly to be impacted by similar external and market factors and to similar degrees as us. We believe measuring our results relative to this performance peer group supports our pay-for-performance philosophy and aligns with stockholder interests.

CONSIDERATION OF SAY-ON-PAY VOTE

The Compensation Committee and full Board take the outcome of stockholders' annual advisory votes on compensation seriously and are focused on continuing to solicit, understand, and respond to stockholders' feedback through these annual votes and our stockholder engagement efforts.

Through our ongoing engagement with stockholders, we seek to elicit and consider a broad range of stockholder perspectives regarding our executive compensation program and structure.

At our 2025 Annual Meeting, stockholders showed strong support of our executive compensation program, with approximately 96% of votes cast in favor of our say-on-pay proposal. As part of our continual review and assessment of our compensation programs and in consideration of stockholder feedback, we did not make any changes to the executive compensation program for 2025 as a result of the say-on-pay vote.

2025 EXECUTIVE COMPENSATION PROGRAM

We believe that our compensation programs should preserve our culture of ownership and meritocracy, recognizing and rewarding our employees for their achievements and impact. We aim to grow the best people through meritocracy and pay for performance.

Our compensation program has been designed to take into consideration fixed elements (base salary, benefits, and limited perquisites) and variable elements (short-term incentives (annual bonus) and long-term incentives (equity awards)), with a view toward linking a significant portion of each executive's, including our NEO's, compensation opportunity to Kraft Heinz's performance and their individual performance. Our compensation elements are designed to work together to recognize achieved performance, continue to drive value creation, and align our employees' interests with those of our stockholders.

When assessing our compensation program and determining the total compensation we offer to our executives, including our NEOs, we take into consideration the overall rewards opportunity for each individual, including benefits and perquisites, against market position and expected / actual achieved performance relative to our peers. In line with our pay-for-performance philosophy, we generally do not offer enhanced benefits or significant perquisites to our executives, including our NEOs. While our method of delivering total compensation may vary from our peers, our approach to determining target and assessing total compensation opportunity is in line with peer practice. Total cash and total direct compensation potential are designed to reflect above market median only when strong relative performance is achieved, aligning with our performance-based pay philosophy.

Our Performance Bonus Plan ("PBP") financial measure maximum opportunity is limited to 120% of target and our PSU maximum opportunity is limited to 150% of target. Our maximum payout opportunity is designed to be below market practice (which peer and broader market practice generally provides for payout up to 200% of target), and to take into consideration the targets set for the plans.

Our voluntary, annual bonus investment plan ("Bonus Investment Plan") plays an important role in aligning our employees' goals with our stockholders, and, through the equity match feature, tying short-term compensation with our long-term growth and strategy. It also operates as an employee retention tool since participants must hold their purchased shares for the vesting period of the matching shares. Since the investment opportunity is tied to the level of PBP achievement, participation provides the potential for above median total compensation when long-term value creation is achieved.

For 2025, the primary elements and objectives of our compensation program for our executive officers, including our NEOs, are:

Category	Term	Element	Performance Metric	Description	Strategy Alignment
FIXED		**Base Salary**	—	Ongoing base cash compensation based on the executive officer's role and responsibilities, individual job performance, experience, and market.	✓ Recruitment and retention ✓ Market competitive
PERFORMANCE-BASED AND VARIABLE	Short-Term	**Performance Bonus Plan (PBP)**	PBP Adjusted Operating Income (50%) PBP Organic Net Sales (30%) PBP Free Cash Flow Conversion (20%)	Annual cash incentive with actual cash payouts linked to achievement of key annual Kraft Heinz performance targets and individual performance targets, with equity investment opportunity under our Bonus Investment Plan.	✓ Drive top-tier performance ✓ Incentivize and reward performance ✓ With Bonus Investment Plan, tie short-term compensation with our long-term strategy and stockholders' interests
PERFORMANCE-BASED AND VARIABLE	Short-Term / Long-Term	**Bonus Investment Plan**	—	RSUs awarded to match an employee's investment of a portion of their PBP payout in Kraft Heinz stock in lieu of cash and vest based upon continued employment. Matching RSUs vest 50% on the second anniversary and 50% on the third anniversary based upon continued employment.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Long-term value creation
PERFORMANCE-BASED AND VARIABLE	Long-Term	**PSUs**	Three-year relative TSR (40%), three-year Organic Net Sales compound annual growth rate (CAGR) (30%), and three-year cumulative Free Cash Flow (30%)	Linked to achievement of long-term profitability goals, vest subject to continued employment and the achievement of the performance metrics, and may be awarded through an annual award or performance award.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Long-term value creation ✓ Incentivize achievement of specific performance goals and long-term strategy ✓ Drive long-term profitable growth
PERFORMANCE-BASED AND VARIABLE	Long-Term	**RSUs**	—	Vest 75% on the third anniversary and 25% on the fourth anniversary based upon continued employment and may be awarded through an annual award or performance award.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Long-term value creation
PERFORMANCE-BASED AND VARIABLE	Long-Term	**Stock Options**	We view stock options to be performance-based as their value is tied to Kraft Heinz performance and our stock price.	Generally vest in full after three years based on continued employment and may be awarded through a performance award.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Link realized value entirely to stock appreciation ✓ Drive long-term profitable growth
OTHER		**Benefits and Perquisites**	—	We do not offer enhanced benefits or significant perquisites to our NEOs. Limited types of non-wage compensation provided in addition to base salary, short-term incentives, and long-term incentives.	✓ Market competitive

2025 NEO COMPENSATION SNAPSHOTS



CARLOS ABRAMS-RIVERA*

CEO

As CEO, Mr. Abrams-Rivera was responsible for managing execution of the Company's long-term strategy, driving key new business opportunity developments and financial performance, and setting the tone for Company culture, ethics, and compliance.

TARGET


17%
RSUs
7%
Base Salary
22%
Performance Bonus Plan at Target
39%
PSUs
15%
Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$1,100,000	$1,520,310	$938,344	$5,950,000 PSUs $2,550,000 RSUs

2025 CHANGES

No compensation changes for Mr. Abrams-Rivera were made for 2025.

* Mr. Abrams-Rivera served as Chief Executive Officer and as a member of Board until December 31, 2025 and as an advisor until March 6, 2026.



ANDRE MACIEL

EVP AND GLOBAL CHIEF FINANCIAL OFFICER

Mr. Maciel has primary responsibility for management of our financial condition, capital allocation, system of internal controls, financial reporting, investor relations, acquisitions and divestitures, capital market transactions, and information technology.

TARGET


17%
RSUs
10%
Base Salary
19%
Performance Bonus Plan at Target
41%
PSUs
13%
Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$725,000	$725,000	$421,925	$3,084,375 PSUs $1,321,875 RSUs

2025 CHANGES

No compensation changes for Mr. Maciel were made for 2025.



PEDRO NAVIO*

EVP AND PRESIDENT, NORTH AMERICA

Mr. Navio led the Company's U.S. and Canadian operations, driving business growth through consumer-first marketing, innovation, and people development.

TARGET


18%
RSUs
9%
Base Salary
18%
Performance Bonus Plan at Target
42%
PSUs
13%
Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$650,000	$583,538	$234,532	$3,018,750 PSUs $1,293,750 RSUs

2025 CHANGES

The Compensation Committee approved increasing Mr. Navio's PBP target award opportunity for the annual cash bonus from 175% to 200%, effective February 2, 2025, to better align with market practice.

* Mr. Navio served as Executive Vice President and President, North America until February 22, 2026 and as an advisor until March 6, 2026.



CORY ONELL

EVP AND CHIEF OMNICHANNEL SALES AND ASIAN EMERGING MARKETS OFFICER

Mr. Onell is responsible for unlocking growth through distribution channels, as well as leading the Company's Asia emerging markets strategy, including the Company's Asia businesses outside of Japan and South Korea.

TARGET


15%
RSUs
14%
Base Salary
21%
Performance Bonus Plan at Target
35%
PSUs
15%
Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$575,000	$257,370	$159,170	$1,452,500 PSUs $622,500 RSUs

2025 CHANGES

No compensation changes for Mr. Onell were made for 2025.



ANGEL WILLIS

EVP, GLOBAL GENERAL COUNSEL AND CORPORATE AFFAIRS OFFICER

Ms. Willis is responsible for leading the Company's legal and corporate affairs function, including corporate governance and securities, corporate and commercial transactions, regulatory, intellectual property, litigation, labor and employment, and government affairs and communications.

TARGET


13%
RSUs
16%
Base Salary
24%
Performance Bonus Plan at Target
30%
PSUs
17%
Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$620,000	$483,600	$51,531	$1,134,000 PSUs $486,000 RSUs

2025 CHANGES

No compensation changes for Ms. Willis were made for 2025.

BASE SALARY

Base salary is the principal "fixed" element of our executive compensation. The Compensation Committee believes that it is important that each NEO receives a market-competitive base salary that provides an appropriate balance between fixed and "at risk" compensation. The initial base salary of each NEO is established in connection with their hiring. In establishing base salaries, we review and consider market-based survey and peer proxy data for informational purposes and generally target market median.

The annualized base salary for each NEO as of December 27, 2025 was:

NEO	2024 Base Salary ($)	2025 Base Salary ($)	Change
Mr. Abrams-Rivera	1,100,000	1,100,000	—
Mr. Maciel	725,000	725,000	—
Mr. Navio	650,000	650,000	—
Mr. Onell	575,000	575,000	—
Ms. Willis	620,000	620,000	—

The Compensation Committee has sole responsibility for the review of our CEO's compensation. Our CEO has primary responsibility for the review of the compensation of his direct reports, including the other NEOs, and provides salary recommendations to the Compensation Committee.

We believe that the base salary review process serves our pay-for-performance philosophy because base pay increases are not provided to all NEOs on an annual basis. Increases are performance-based and dependent on the NEO's success and achievement in their role or for market parity.

ANNUAL CASH-BASED PERFORMANCE BONUS PLAN (PBP)

The PBP is designed to motivate and reward employees who contribute positively toward our near-term business strategy and achieve their annual individual performance objectives. To support our continued evolution, in 2025 we made a key change to our bonus plan by introducing the PBP scorecard. The PBP scorecard helps us measure and reward progress towards our annual and long-term business goals and provides a clear and transparent way to track individual and collective performance and ensure we are on track to deliver results. The scorecard is comprised of 50% company performance, 30% entity performance, and 20% team or individual performance. Our Value, *We own it*, lets us lean into our culture of meritocracy, where every role – regardless of level or function – contributes to our collective success. The formula for determining a PBP participant's annual bonus payout is:


Actual CY 25 Salary
×
Bonus Target
×
Company Performance
Global
Zone
+
Entity Performance
Country / BU / Zone Function / WHQ
+
Team/Individual Performance
Team/Individual KPIs
=
$
PBP Payout

BASE SALARY

For purposes of PBP payout, we calculate base salary by averaging an employee's annual salary as of the 15th day of each month. For any new hires or changes in salary during the fiscal year, we prorate the base salary amount based upon the duration of the individual's service or timing of changes.

TARGET AWARD OPPORTUNITY

We establish a target award opportunity for each NEO prior to the beginning of each year, or upon their hire or establishment of increased responsibilities or changes in role, set as a percentage of the NEO's annual base salary. When establishing the target award opportunity, we consider the overall design of the PBP plan compared to peers, including the nature of the performance targets set versus the strategic plan, the maximum payout opportunity available under the plan, and the balance of the compensation components in the NEO's total direct compensation relative to market.

The target award opportunity for each of our NEOs as of December 27, 2025 was:

NEO	2024 Target Award Opportunity	2025 Target Award Opportunity	Change
Mr. Abrams-Rivera	300%	300%	—
Mr. Maciel	200%	200%	—
Mr. Navio[(a)]	175%	200%	14.29%
Mr. Onell	150%	150%	—
Ms. Willis	150%	150%	—

(a) The Compensation Committee approved increasing Mr. Navio's PBP target award opportunity for the annual bonus target to better align with market practice.

COMPANY PERFORMANCE

We continue to evolve our performance management and Performance Bonus Plan approach to drive profitable growth by creating a stronger link to enterprise value creation and emphasizing greater collaboration. The company performance is comprised of three weighted metrics. Each of these metrics is based upon achievement of the threshold, target, or maximum level for each executive, including our NEOs.

For our 2025 fiscal year, the Company used a weighted average of three metrics (PBP Adjusted Operating Income (50%), PBP Organic Net Sales (30%), and PBP Free Cash Flow Conversion (20%)) for our company performance. Each of these metrics can achieve a score that ranges from 50% at threshold, to 100% at target, and 120% at maximum based on achievement against the established targets. Our maximum payout opportunity of 120% is designed to be below market practice (which market practice generally provides for payout up to 200% of target).

We believe PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion more clearly reflect key aspects of our performance, including revenue growth, expense control, and efficient use of capital. The Compensation Committee believes these three metrics appropriately reflect our focus on successful management of our core operations—growing our business and driving sustained increases in profit—in turn, aligning the interests of our NEOs with those of our stockholders. PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversation are defined below under *Company Performance Metrics.*

For 2025, the Compensation Committee approved the achievement of the three Company Performance metrics as follows:

	PBP Adjusted Operating Income		PBP Organic Net Sales		PBP Free Cash Flow Conversion	
	($ millions)	(%)	($ millions)	(%)	(%)	(%)
Threshold	5,275	50%	25,179	50%	88%	50%
Target	5,495	100%	25,693	100%	93%	100%
Maximum	5,582	120%	26,026	120%	95%	120%
ACTUAL	**4,746**	**0%**	**24,831**	**0%**	**126%**	**120%**

Leaning into our Value, *We Own It*, for our Executive Leadership Team, the 2025 company performance was calculated based upon the weighted average of the three Company Performance metrics. The following table shows the company performance achievement from 2021 through 2025 for our NEOs. The Committee believes that these results are consistent with how the Company performed against its targets during these years and reflect the pay-for-performance objectives of our executive compensation program.

COMPANY PERFORMANCE ACHIEVEMENT: 2021 THROUGH 2025

2025 Achieved	2024 Achieved	2023 Achieved	2022 Achieved	2021 Achieved
24%	48%	120%	96%	94%

COMPANY PERFORMANCE METRICS

PBP Adjusted Operating Income is defined as net income/(loss)before interest expense, other expense/(income), provision for/(benefit from) income taxes; in addition to these adjustments, we exclude, when they occur, the impact of foreign currency fluctuations by maintaining the exchange rates established in our Annual Operating Plan ("AOP"), restructuring activities, deal costs, separation costs, unrealized gains/(losses) on commodity hedges, impairment losses, and certain non-ordinary course legal and regulatory matters. In cases where zone achievement is 100% or lower, we adjust for higher or lower incentive compensation compared with what we established in our AOP.

PBP Organic Net Sales is defined as total external revenue minus discounts and allowances. It also excludes, when they occur, the impact of foreign currency fluctuations by maintaining the exchange rates established in our AOP.

PBP Free Cash Flow Conversion is defined as Free Cash Flow divided by Adjusted Net Income/(Loss). Free Cash Flow is defined as net cash provided by/(used for) operating activities less capital expenditures. It excludes, where they occur, the impact of foreign currency by maintaining the exchange rates established in our AOP.

We may adjust the threshold, target, and maximum metrics to incorporate the impact of acquisitions and divestitures.

ENTITY PERFORMANCE

To foster cross-functional collaboration and partnership across teams, key performance indicators ("KPIs") are cascaded to tie to the priorities of the entity an individual reports to. This may be a zone, business unit, country, function, or a combination of these, depending on the employee's role. These KPIs tie closely to the priorities of that entity based on the Company's operating plan.

INDIVIDUAL PERFORMANCE

The foundation of each employee's individual performance score is our Management by Objectives ("MBO") process. At the beginning of each year, the Compensation Committee establishes a series of individual performance goals, or MBOs, that are based upon our corporate strategy, which are then cascaded throughout the organization. First, the Compensation Committee establishes MBOs for our CEO. Then, in consultation with the Compensation Committee, the CEO establishes corresponding MBOs for each of his direct reports, including the NEOs, which are further cascaded down throughout the organization. This cascading process enables us to drive initiatives by aligning individual employee goals throughout the organization.

Each NEO has an MBO comprised of multiple goals or objectives. For each goal, there are one or more KPIs, which are the quantitative or qualitative metrics used to track achievement of the goal.

For 2025, the company, entity, team, and/or individual goals for each of the NEOs and the overall performance ascribed by the Compensation Committee for each NEO based on their performance were:

NEO	Goals	Key Performance Indicators (KPIs)	Weight (%)	Total PBP Scorecard Achievement
Mr. Abrams-Rivera	• **Deliver Kraft Heinz Financial Results**	– Achievement of PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion	50	**46.07%**
	• **Deliver Kraft Heinz Profitability**	– Achievement of global PBP Adjusted Gross Margin Percent	10	
	• **Deliver Market Superiority**	– Achievement of global value market share	10	
	• **Generate Long-Term Sustainable Growth**	– Progress on brand growth system objectives	10	
		– Achievement of portfolio transformation objectives	10	
	• **Employee Retention**	– Achievement of retention objectives	10	
Mr. Maciel	• **Deliver Kraft Heinz Financial Results**	– Achievement of PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion	50	**50.00%**
	• **Deliver Kraft Heinz Profitability**	– Achievement of global PBP Adjusted Gross Margin Percent	10	
	• **Deliver Market Superiority**	– Achievement of global value market share	10	
	• **Generate Long-Term Sustainable Growth**	– Achievement of global Free Cash Flow	10	
		– Achievement of portfolio transformation objectives	15	
	• **Strategic Priority Focus on Finance Transformation**	– Achievement of finance transformation objectives	5	
Mr. Navio	• **Deliver Kraft Heinz Financial Results**	– Achievement of PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion	50	**45.36%**
	• **Deliver Kraft Heinz Profitability**	– Achievement of North America PBP Adjusted Gross Margin Percent	10	
	• **Deliver Market Superiority**	– Achievement of North America zone value market share	20	
	• **Generate Long-Term Sustainable Growth**	– Achievement of Brand Growth System objectives	5	
		– Achievement of US/Omnichannel sales objectives	5	
		– Achievement of North America portfolio transformation objectives	5	
	• **Employee Retention**	– Achievement of North America engagement and retention objectives	5	
Mr. Onell	• **Deliver Kraft Heinz Financial Results**	– Achievement of PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion	50	**29.84%**
	• **Deliver Kraft Heinz Profitability**	– Achievement of NSV for Away From Home	10	
		– Achievement of NSV for Asian Emerging Markets	10	
		– Achievement of Asia Emerging Markets PBP Adjusted Gross Margin Percent	10	

	• **Generate Long-Term Sustainable Growth**	– Achievement of North America Onmichannel objectives	5	
		– Achievement of Geo Whitespace objectives	10	
	• **Strategic Priority Focus on Sales Excellence**	– Achievement in global sales excellence objectives	5	
Ms. Willis	• **Deliver Kraft Heinz Financial Results**	– Achievement of PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion	50	**52.00%**
	• **Deliver Kraft Heinz Profitability**	– Achievement of global PBP Adjusted Gross Margin Percent	10	
	• **Generate Long-Term Sustainable Growth**	– Achievement of portfolio transformation objectives	10	
	• **Strategic Priorities**	– Achievement of key legal initiatives	10	
		– Achievement of risk management excellence objectives	10	
		– Achievement of key communications evolution objectives	10	

PBP PAYOUT EARNED

In our 2025 fiscal year, the Compensation Committee approved the following PBP payouts earned for each of our NEOs:

Name	Base Salary for PBP Calculation ($)	Target Award Opportunity (%)	Total PBP Scorecard Achievement (%)	PBP Payout Earned[(a)] ($)
Mr. Abrams-Rivera	1,100,000	300%	46.07%	1,520,310
Mr. Maciel	725,000	200%	50.00%	725,000
Mr. Navio	650,000	200%	45.36%	583,538
Mr. Onell	575,000	150%	29.84%	257,370
Ms. Willis	620,000	150%	52.00%	483,600

(a) Payout calculations are interpolated between minimum, target, and maximum.

BONUS INVESTMENT PLAN

As part of our commitment to fostering an ownership mentality and to align employees' interests with stockholders' interests and drive stockholder value, we offer certain employees, including our NEOs, the opportunity to participate in our voluntary, annual Bonus Investment Plan. Our Bonus Investment Plan plays an important role in aligning our employees' goals with our stockholders, and, through the equity match feature, tying short-term compensation with our long-term growth and strategy. It also operates as an employee retention tool since participants must hold their purchased shares for the three-year vesting period of the matching shares.

This unique program is designed to drive performance and aligns with our belief in meritocracy and commitment to offering competitive compensation. There are two key components under the plan; (1) Employee Investment: eligible employees can invest a portion of their earned annual PBP bonus toward the purchase of shares of Company stock ("Investment Shares") and (2) Company Match: the Company will then grant a matching contribution in the form of Restricted Stock Units ("Matching RSUs").

EMPLOYEE INVESTMENT

To participate in the plan, eligible employees elect to invest a portion of their calculated net bonus to purchase Investment Shares. For our NEOs, the investment required is 35% of their calculated net bonus. Calculated net bonus is the employee's PBP payout earned less an amount based on a normalized tax rate (based on country of residence). Since the investment opportunity is tied to the level of PBP achievement, participation provides the potential for above median total compensation when relative performance is achieved.

The number of Investment Shares purchased is calculated as the product of the participant's calculated net bonus and the participant's election percentage, divided by the closing price of our stock on the plan effective date:

(CALCULATED NET BONUS × 35%) / CLOSING STOCK PRICE = NUMBER OF INVESTMENT SHARES

COMPANY MATCH

The number of Matching RSUs a participant receives is calculated as the product of the participant's gross PBP payout earned, the participant's election percentage (35% for our NEOs), and a multiplier that is associated with the participant's level in the organization, divided by the closing price of our stock on the plan effective date:

(PBP PAYOUT EARNED × 35% × MULTIPLIER ASSOCIATED WITH LEVEL) / CLOSING STOCK PRICE = NUMBER OF MATCHING RSUs

The Matching RSUs will cliff vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date, subject to the employee's continued employment with Kraft Heinz and the retention of the Investment Shares as described below. Matching RSUs are eligible to receive dividends when paid that are accrued and issued at the dividend payment date in the form of DEUs. DEUs are subject to the same terms as the original grant of the underlying Matching RSUs.

If a participant sells or otherwise transfers Investment Shares before the related Matching RSUs are vested, he, she, or they will immediately forfeit:

- if 50% or less of the Investment Shares are sold or transferred, an amount of Matching RSUs and accrued DEUs equal to two times the percentage of Investment Shares sold or transferred
- if more than 50% of the Investment Shares are sold or transferred, 100% of the Matching RSUs and accrued DEUs

In 2025, our eligible NEOs participated in the Bonus Investment Plan as follows, based on 2024 PBP payouts earned:

Name	Investment Amount ($)	Investment Shares (#)	Matching RSUs (#)
Mr. Abrams-Rivera	281,519	9,167	30,555
Mr. Maciel	126,587	4,122	13,739
Mr. Navio	70,387	2,292	7,637
Mr. Onell	47,785	1,556	5,183
Ms. Willis	15,478	504	1,678

The Compensation Committee believes that the Bonus Investment Plan as a whole, and the forfeitability of the Matching RSUs, in particular, fosters employee retention and strongly motivates eligible employees to hold Kraft Heinz common stock for the long-term, further emphasizing a long-term view in creating stockholder value.

ANNUAL EQUITY AWARDS

Our long-term incentive programs, including annual equity awards and the Bonus Investment Plan, play an important role in our total reward and recognition strategy enabling our pay-for-performance philosophy and our ownership and meritocracy culture. The Compensation Committee believes that PSUs and RSUs incentivize long-term performance and provide additional alignment between the NEOs' interests and those of our stockholders, while also providing a significant retention incentive, because the underlying value of the awards is tied to our stock price and the performance of the Company.

In March 2025, in order to further retain, engage, and motivate top talent and align the interests of management with those of our stockholders, we issued PSUs and RSUs to employees at the Director level and above, including each of our NEOs. The equity award was granted using a mix of 70% PSUs and 30% RSUs, which vest 75% on the third anniversary and 25% on the fourth anniversary of the grant date. To define the size of an individual total annual equity award we take into consideration an NEO's individual performance, relevant market data, and the NEO's total direct compensation opportunity (including base salary, PBP, Bonus Investment Plan Matching RSUs, assuming the NEO will elect to participate in the program, and the baseline equity award, which is determined by the NEO's job level and their annual base salary).

Name	PSU Award At Target ($)	RSU Award ($)	Total Annual Award At Target[(a)] ($)
Mr. Abrams-Rivera	5,950,000	2,550,000	8,500,000
Mr. Maciel	3,084,375	1,321,875	4,406,250
Mr. Navio	3,018,750	1,293,750	4,312,500
Mr. Onell	1,452,500	622,500	2,075,000
Ms. Willis	1,134,000	486,000	1,620,000

(a) Under The Kraft Heinz Company 2020 Omnibus Incentive Plan and related award agreements, (i) performance share units granted less than 24 months prior to an executive's separation date are forfeited in full and (ii) restricted stock units granted less than 12 months prior to an executive's separation date are forfeited in full.

PSUs

The number of PSUs that will vest will be based on a performance period from December 29, 2024, the first day of our 2025 fiscal year, through December 25, 2027, the last day of our 2027 fiscal year, for achievement against the below metrics:

Weight	Measure	Payout
40%	3-year average annual Company Total Shareholder Return (TSR) performance relative to the performance peer group	Threshold: 25% Target: 100% Maximum: 150%
30%	3-year Organic Net Sales compound annual growth rate (CAGR)	Threshold: 25% Target: 100% Maximum: 150%
30%	3-year Cumulative Free Cash Flow	Threshold: 25% Target: 100% Maximum: 150%

Our maximum performance opportunity of 150% is designed to be below market practice (which market practice generally provides for payout up to 200% of target) in recognition of the notional values of the PSU award and the targets relative to market median.

The Company will compare achieved TSR over the performance period versus the companies identified in the performance peer group described above using the following calculation. We calculate TSR using average stock price and dividends paid in (i) the last three fiscal months at end of the assessed period and (ii) three fiscal months in the period immediately preceding the beginning of assessed period.

$$\frac{\text{ENDING TSR PRICE} - \text{STARTING TSR PRICE} + \text{REINVESTED DIVIDENDS}}{\text{STARTING TSR PRICE}} = \text{TSR}$$

The relative TSR achieved performance and the respective number of PSUs earned is based upon the Company's relative rank among the peer companies at the end of the performance period, calculated on a linear basis.

Relative Rank	80th Percentile	60th Percentile[(a)]	25th Percentile	Below 25th Percentile
Percent of Granted PSUs Earned	150%	100%	25%	0%

(a) TSR achievement capped at target in the event of a negative TSR result at the end of the performance period.

In 2025, select employees critical to delivering the long-term strategy, including the NEOs, were awarded a higher maximum opportunity to increase focus on baseline plan financial metrics and incentivize extraordinary performance above expectations. Recipients are eligible to earn an additional one-time award of shares if the Company achieves above 100% on Free Cash Flow, equal/above 40th percentile on relative TSR, and above a predefined absolute stock price, for a maximum award opportunity of 450% of the target PSUs awarded. Payout of this one-time award is subject to achievement and a total 5-year vesting period (including a 3-year performance period and an additional two year vesting window). There will be no additional funding if the Company does not achieve 100% of its baseline financial goals.

RSUs

RSUs are eligible to receive dividends when paid that are accrued and issued at the dividend payment date in the form of DEUs. DEUs are subject to the same terms as the original grant of the underlying RSUs.

PSU PERFORMANCE

2023 PSU PERFORMANCE CONDITIONS CERTIFIED

The number of PSUs earned under the grants made on March 1, 2023 (the "2023 PSUs") were based on achievement of relative TSR (40%), Organic Net Sales CAGR (30%), and Cumulative Free Cash Flow (30%) targets over a three-year performance period. The Company compared achieved TSR over the performance period versus the companies identified in the performance peer group. In February 2026, the Compensation Committee certified that the performance conditions for the 2023 PSUs had been met as follows. The 2023 PSUs earned vested 75% on March 1, 2026, and will vest 25% on March 1, 2027, subject to continued service through such date.

Performance Indicator	Achievement Against Target	PSUs Earned
TSR relative rank versus 2023 performance peer group (40%)	42.9%	17.2%
Organic Net Sales CAGR (30%)	0%	0%
Cumulative Free Cash Flow (30%)	147.8%	44.3%
Total PSUs Earned		**61.5%**

2024 AND 2025 PSU PERFORMANCE STATUS

The number of PSUs earned under the grants made on March 1, 2024 (the "2024 PSUs") and March 1, 2025 (the "2025 PSUs") will be based on achievement of relative TSR (40%), Organic Net Sales CAGR (30%), and Cumulative Free Cash Flow (30%) targets over a three-year performance period. The Company will compare achieved TSR over the performance period versus the companies identified in the performance peer group.

The levels of TSR performance for the awards, calculated based upon an ending date of December 27, 2025, were:

Relative TSR Rank Percent PSUs earned	80th Percentile 150%	60th Percentile 100%	25th Percentile 25%

2024 PSUs

Performance Period:
January 2024- December 2026


KHC

Relative TSR Rank Percent PSUs earned	80th Percentile 150%	60th Percentile 100%	25th Percentile 25%

2025 PSUs

Performance Period:
January 2025- December 2027


KHC

Achievement below the 25th percentile results in no earned PSUs. The percent of PSUs earned for achievement above the 80th percentile is capped at 150%.

TIMING OF EQUITY AWARDS

The Company has a practice of granting annual equity awards to eligible employees, including NEOs, which may include PSUs, stock options and time-based RSUs, typically in the first quarter of each year. Interim equity grants, such as grants made to new hires, are generally made at the time of the next annual grant, although these practices may in the future be varied. During 2025, the Compensation Committee did not consider material nonpublic information when determining the timing or terms of equity awards for the NEOs, and the Company did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. The Compensation Committee did not grant stock options to any NEO in 2025.

RETENTION EQUITY AWARDS

In September 2025, in connection with the announcement of the proposed separation, in order to retain, engage, and motivate top talent working on the transaction, we issued retention equity awards to key employees, including some of our NEOs. The retention equity award consisted of 100% RSUs, which vest 100% on the 18-month anniversary of the grant date.

Name	Total Award[(a)] ($)
Mr. Maciel	1,449,992
Mr. Navio	650,009
Mr. Onell	575,009
Ms. Willis	930,001

(a) Under The Kraft Heinz Company 2020 Omnibus Incentive Plan and related award agreements, restricted stock units granted less than 12 months prior to an executive's separation date are forfeited in full.

BENEFITS AND PERQUISITES

We strive to be equitable in our application of benefits and perquisites across our employee population and specific to particular business situations. We do not provide bespoke executive plans. In addition to base salary, our Performance Bonus Plan, and long-term incentive equity grants, we provide certain benefit programs to our NEOs, including retirement plan contributions, health and welfare insurance benefits, and certain other limited perquisite benefits. In support of our meritocracy and pay for performance culture, our perquisites are by design below market compared to peers.

We maintain defined contribution retirement plans to allow employees to save for retirement in a tax-efficient manner. Our eligibility guidelines and contribution levels are the same for all employees, including the NEOs. For 2025, none of our NEOs participated in any defined benefit pension plans, non-qualified deferred compensation plans, or supplemental retirement or executive savings plans.

We also provide health and welfare insurance benefits to employees, including our NEOs, which include life, disability, and health insurance benefit plans. The eligibility guidelines and rates for these plans, and our contribution levels, do not favor our NEOs or other members of senior management over our other employees. In general, we do not offer enhanced benefits or significant perquisites to our NEOs. In 2025, we provided limited perquisite benefits, which included, for example, limited tax advisory services, immigration benefits, and reimbursement of certain housing and relocation expenses for business reasons.

OTHER COMPENSATION POLICIES AND PRACTICES

OFFICER STOCK OWNERSHIP GUIDELINES

To strengthen alignment of our NEOs' interests with those of our stockholders, our stock ownership guidelines require our NEOs to hold shares of our common stock in an amount equal to a specified multiple of the NEO's annual base salary, as follows. All of our current NEOs, including our CEO, are in compliance with the ownership guidelines.

Role	Minimum Ownership	Compliance Period
CEO	6x BASE SALARY	5 years from appointment to a position subject to the guidelines
Other NEOs	3x BASE SALARY	

RSUs, DEUs accrued on RSUs (including Matching RSUs), stock equivalents in savings plans or deferred compensation plans, and shares held in a trust for the benefit of immediate family members count toward satisfying this ownership requirement. Unearned PSUs and unexercised stock options do not count toward satisfying this ownership requirement. For more details on the stock ownership of our NEOs, see *Beneficial Ownership of Stock—Directors and Officers*.

CHANGE IN CONTROL SEVERANCE PLAN

We maintain The Kraft Heinz Company Change in Control Severance Plan (the "CIC Plan") to better align the Company's benefits plans to be more consistent with peers and market practice.

Under the CIC Plan, executive officers, including the CEO, and certain other senior-level employees who experience a qualifying termination in connection with a change in control, as defined under the CIC Plan, in the three months prior to, or the 24 months following, a change in control will be eligible to receive severance payments and benefits as follows:

- Severance pay equal to two times the sum of annual base salary and target PBP payout for the CEO and one-and-a-half times the sum of annual base salary and target PBP payout for the other executive officers and certain other senior-level employees;
- PBP payout for the current year at target and prorated for service;
- Health and welfare benefits continued for 24 months following the qualifying termination for the CEO and 18 months following the qualifying termination for our other executive officers and certain other senior-level employees, as defined by the CIC Plan;
- Outplacement services to assist covered employees with their transition to new employment; and
- Vesting (including acceleration of vesting) of outstanding equity awards in accordance with the applicable award agreement and plan.

Change in control is defined under the CIC Plan as (i) any change in beneficial ownership of more than 50% of the combined voting power of the Company's outstanding stock is acquired by a person or company, directly or indirectly, (ii) as result of a merger or consolidation, (iii) a change in the majority of the Board over a defined period, or (iv) sale or transfer of substantially all assets, or complete liquidation of the company.

In order to receive severance payments and benefits under the CIC Plan, recipients must agree to a non-revocable release of claims and continued compliance with restrictive covenants including non-competition and non-solicitation obligations that run for a number of months following termination of employment equal to the number of months used in the calculation of severance pay.

CLAWBACK POLICY

We maintain a clawback policy that applies to our employees (including our NEOs and other executive officers). Effective October 2, 2023, the clawback policy was updated to include mandatory recoupment of excess incentive-based compensation received by a covered executive (including the NEOs) on or after October 2, 2023 in the event of a restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under federal securities laws, as required by Nasdaq listing standards implementing Exchange Act Rule 10D-1. In addition, under the policy, in certain circumstances, including misconduct, stock options, PSUs, RSUs (including Matching RSUs), payments under the PBP and similar short-term incentive bonus plans, and any proceeds or other benefits an NEO may receive may be subject to forfeiture and/or repayment to us at the discretion of the Compensation Committee or to the extent required by applicable laws or rules. Further, if an NEO receives any amount in excess of what he, she, or they should have received under the terms of any award for any reason (including without limitation by reason of a financial restatement, mistake in calculations, or administrative error), all as determined by the Compensation Committee, then such NEO may be required to promptly repay any such excess amount to us, at the discretion of the Compensation Committee.

IMPACT OF TAX AND ACCOUNTING POLICIES

When determining total direct compensation packages, the Compensation Committee considers all factors that may have an impact on our financial performance, including tax and accounting rules and regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). Section 162(m) of the Tax Code generally limits our ability to deduct compensation paid to "covered employees" (as defined in the Tax Code) to the extent such compensation exceeds $1 million to such employee in any fiscal year.

HUMAN CAPITAL AND COMPENSATION COMMITTEE REPORT

The Compensation Committee oversees our compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. In reliance on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Proxy Statement to be filed with the SEC in connection with our Annual Meeting and incorporated by reference in our Annual Report on Form 10-K for the year ended December 27, 2025, which was filed with the SEC on February 12, 2026.

HUMAN CAPITAL AND COMPENSATION COMMITTEE



Diane Gherson
Chair



Elio Leoni Sceti



Tony Palmer



James Park



John C. Pope

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[(1)(2)] ($)	Option Awards[(1)] ($)	Non-Equity Incentive Plan Compensation[(3)] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[(5)] ($)	Total Compensation ($)
Carlos Abrams-Rivera Chief Executive Officer	2025	1,100,000	—	8,102,609	—	1,520,310	—	25,891	10,748,810
	2024	1,100,000	—	6,533,365	—	1,340,495	—	25,524	8,999,384
	2023	800,000	—	5,155,982	—	2,257,373	—	488,026	8,701,381
Andre Maciel EVP and Global Chief Financial Officer	2025	725,000	—	5,585,731	—	725,000	—	28,215	7,063,946
	2024	725,000	—	4,246,487	—	602,783	—	87,281	5,661,551
	2023	713,462	—	3,736,930	—	1,466,974	—	363,103	6,280,469
Pedro Navio EVP and President, North America	2025	650,000	—	4,519,387	—	583,538	—	168,688	5,921,613
	2024	647,596	80,000	3,543,036	—	335,064	—	364,983	4,970,679
Cory Onell EVP and Chief Omnichannel Sales and Asian Emerging Markets Officer	2025	575,000	—	2,483,158	—	257,370	—	25,288	3,340,816
	2024	573,881	—	2,155,686	—	227,424	—	24,930	2,981,921
Angel Willis EVP, Global General Counsel and Corporate Affairs Officer	2025	620,000	250,000[(4)]	2,346,983	—	483,600	—	141,888	3,842,471

(1) The amounts shown in this column include the aggregate grant date fair value, computed in accordance with ASC Topic 718, of Matching RSUs, PSUs, RSUs (all Stock Awards), and stock options (Option Awards), as applicable. For a discussion of the assumptions made in the valuation of these awards, see *Note 11, Employees' Stock Incentive Plans,* under *Item 8, Notes to Consolidated Financial Statements* in our 2025 Annual Report. For a discussion of the terms applicable to the Matching RSUs, PSUs, RSUs, and stock options, as well as vesting, forfeiture, and other terms, see above under — *Compensation Discussion and Analysis—2025 Executive Compensation Program*.

(2) The amounts reported for stock awards represent the aggregate grant date fair value of stock awards in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of these awards, see *Note 11, Employees' Stock Incentive Plans*, under *Item 8, Notes to Consolidated Financial Statements* in our 2025 Annual Report. For 2025, the amounts reported in this column represent the grant date fair value of PSU awards. The maximum grant recipients may earn is up to 150% of the target number of PSUs granted. In 2025, for certain PSUs granted to specified employees, recipients will be eligible to earn an additional one-time award of shares if the Company delivers above 100% of aggregate financial metrics, additional detail included in Grants of Plan Based Awards table and footnotes. The maximum for Mr. Abrams-Rivera is $15,157,033; Mr. Maciel is $7,857,133; for Mr. Navio is $7,690,034; for Mr. Onell is $3,700,134; for Ms. Willis is $2,888,808.

(3) The 2025 amounts shown in this column reflect compensation earned for 2025 performance under our PBP. The bonuses were paid to each NEO in the first quarter of 2026 in cash or shares of stock pursuant to our Bonus Investment Plan.

(4) The amount shown in this column includes the final payment of a hiring bonus for Ms. Willis.

(5) The following table sets forth a detailed breakdown of the items that comprise "All Other Compensation" for 2025:

Year	Matching Contribution to Kraft Heinz 401(k) ($)	Insurance Coverage[(a)] ($)	Relocation Expenses ($)	Commuting Expenses ($)	Tax Support and Payments ($)	Total ($)
Mr. Abrams-Rivera	24,500	1,391	—	—	—	25,891
Mr. Maciel	24,500	994	—	—	2,721	28,215
Mr. Navio	11,500	891	—	—	156,297	168,688
Mr. Onell	24,500	788	—	—	—	25,288
Ms. Willis	22,727	850	100,000	18,311	—	141,888

(a) Reflects basic life and accidental death and dismemberment insurance coverages.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding the grant of plan-based awards for each of the NEOs in our 2025 fiscal year.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	**Grant Date**	**Grant Type**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**All Other Option Awards: Number of Securities Underlying Options (#)**	**Exercise Price of Option Awards ($/Share)**	**Grant Date Fair Value of Stock and Option Awards ($)**
Mr. Abrams Rivera		PBP[1]	1,650,000	3,300,000	3,630,000							
	3/01/2025	Matching RSUs							30,555			938,344
	3/01/2025	PSUs[2]				48,437	193,746	871,871				4,614,229
	3/01/2025	RSUs							83,036			2,550,036
Mr. Maciel		PBP[1]	725,000	1,450,000	1,595,000							
	3/01/2025	Matching RSUs							13,739			421,925
	3/01/2025	PSUs[2]				25,109	100,436	451,962				2,391,934
	3/01/2025	RSUs							43,044			1,321,881
	9/03/2025	Retention RSUs[3]							53,843			1,449,992
Mr. Navio		PBP[1]	650,000	1,300,000	1,430,000							
	3/01/2025	Matching RSUs							7,637			234,532
	3/01/2025	PSUs[2]				24,575	98,300	442,350				2,341,064
	3/01/2025	RSUs							42,129			1,293,782
	9/03/2025	Retention RSUs[3]							24,137			650,009
Mr. Onell		PBP[1]	431,250	862,500	948,750							
	3/01/2025	Matching RSUs							5,183			159,170
	3/01/2025	PSUs[2]				11,825	47,298	212,841				1,126,426
	3/01/2025	RSUs							20,272			622,553
	9/03/2025	Retention RSUs[3]							21,352			575,009
Ms. Willis		PBP[1]	465,000	930,000	1,023,000							
	3/01/2025	Matching RSUs							1,678			51,531
	3/01/2025	PSUs[2]				9,232	36,927	166,172				879,435
	3/01/2025	RSUs							15,826			486,016
	9/03/2025	Retention RSUs[3]							34,534			930,001

(1) Payments are based on achievement of individual and financial performance goals. The company performance metric was calculated based upon PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion for 2025 PBP awards, which has a Threshold payout level of 50%, and Maximum payout level of 120%. Threshold amounts also reflect a minimum individual performance score of 10%, while Target amounts reflect an individual performance score of 100%, and Maximum amounts reflect a company performance score of 120% and an entity and individual performance score of 100%. Annual incentive award payments were made in cash to each NEO after the end of 2025 based on actual results achieved. Actual amounts earned are reflected in the Summary Compensation Table.

(2) Granted under the 2020 Omnibus Incentive Plan. The performance metric was approved by the Compensation Committee on February 4, 2025. The Target number of shares shown in the table reflects the number of shares of common stock that will be earned if each of the performance metrics are achieved at target levels by December 25, 2027. Actual shares awarded will vest 75% on the third anniversary of the grant date and the final 25% will vest on the fourth anniversary of the grant date. The performance target is based on achievement of relative TSR (40%), Organic Net Sales CAGR (30%), and Cumulative Free Cash Flow (30%) targets over a three-year performance period. The Company will compare achieved TSR over the performance period versus the 13 companies identified in the performance peer group. Dividends are not earned on the PSUs.

(3) In September 2025, in connection with the announcement of the proposed separation, in order to retain, engage, and motivate top talent working on the transaction, we issued equity retention awards to key employees, including some of our NEOs. The equity retention award consisted of 100% RSUs, which vest 100% on the 18-month anniversary of the grant date.

(4) In 2025, for certain PSUs granted to specified employees critical to delivering the long-term strategy, including the NEOs, to increase focus on baseline plan financial metrics and incentivize extraordinary performance above expectations, recipients will be eligible to earn an additional one-time award of shares if the Company delivers above 100% of aggregate financial metrics, relative TSR at or above median, and a predefined absolute TSR target, for a maximum additional award opportunity of up to 300% of target. Payout of this one-time award is subject to achievement and a total 5-year vesting period (including a 3-year performance period and an additional two year vesting window). There will be no additional funding if the Company does not achieve 100% of aggregate of its baseline financial goals.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth each NEO's outstanding equity awards as of the end of our 2025 fiscal year.

			Option Awards				Stock Awards			
Name	Grant Date	Grant Type	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Mr. Abrams-Rivera	3/1/2025	Matching RSUs					32,455 [2]	783,139		
	3/1/2025	PSUs							193,749 [3]	4,675,163
	3/1/2025	RSUs					88,198 [4]	2,128,218		
	3/1/2024	Matching RSUs					50,092 [2]	1,208,720		
	3/1/2024	PSUs							112,084 [5]	2,704,587
	3/1/2024	RSUs					53,496 [6]	1,290,858		
	3/1/2023	Matching RSUs					32,480 [2]	783,742		
	3/1/2023	PSUs							82,033 [7]	1,979,456
	3/1/2023	RSUs					40,917 [8]	302,807		
	3/1/2022	PSUs							7,756 [9]	187,152
	3/1/2022	RSUs					11,817 [10]	285,144		
	3/1/2022	Stock Options	5,171		38.68	3/1/2032				
	3/1/2021	Stock Options	5,393		37.09	3/1/2031				
	6/1/2020	Stock Options	82,183		30.42	6/1/2030				
Mr. Maciel	3/1/2025	Matching RSUs					14,593 [2]	352,129		
	3/1/2025	PSUs							100,436 [3]	2,423,521
	3/1/2025	RSUs					45,720 [4]	1,103,224		
	9/3/2025	Retention RSUs					55,576 [11]	1,341,049		
	3/1/2024	Matching RSUs					32,551 [2]	785,456		
	3/1/2024	PSUs							72,855 [5]	1,757,991
	3/1/2024	RSUs					34,772 [6]	839,048		
	3/1/2023	Matching RSUs					19,556 [2]	471,886		
	3/1/2023	PSUs							62,094 [7]	1,498,328
	3/1/2023	RSUs					30,972 [8]	747,354		
	3/1/2022	PSUs							3,878 [9]	93,576
	3/1/2022	RSUs					6,278 [10]	151,488		
	3/1/2022	Stock Options	2,586		38.68	3/1/2032				
	3/1/2021	Stock Options	2,562		37.09	3/1/2031				
	8/16/2019	Stock Options	39,355		25.41	8/16/2029				
	3/1/2016	Stock Options	19,315		77.66	3/1/2026				

			Option Awards				Stock Awards			
Name	**Grant Date**	**Grant Type**	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested[(1)] ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[(1)] ($)**
Mr. Navio	3/1/2025	Matching RSUs					8,112 [(2)]	195,743		
	3/1/2025	PSUs							98,300 [(3)]	2,371,979
	3/1/2025	RSUs					44,749 [(4)]	1,079,793		
	9/3/2025	Retention RSUs					24,914 [(11)]	601,175		
	3/1/2024	Matching RSUs					19,848 [(2)]	478,932		
	3/1/2024	PSUs							66,005 [(5)]	1,592,701
	3/1/2024	RSUs					31,504 [(6)]	760,192		
	3/1/2023	Matching RSUs					11,888 [(2)]	286,857		
	3/1/2023	PSUs							34,180 [(7)]	824,763
	3/1/2023	RSUs					17,050 [(8)]	411,417		
	3/1/2022	PSUs							2,908 [(9)]	70,170
	3/1/2022	RSUs					4,706 [(10)]	113,556		
	3/1/2022	Stock Options	1,939		38.68	3/1/2032				
	3/1/2022	Stock Options	64,633		38.68	3/1/2032				
	3/1/2021	Stock Options	977		37.09	3/1/2031				
	3/1/2018	Stock Options	52,325		66.89	3/1/2028				
Mr. Onell	3/1/2025	Matching RSUs					5,506 [(2)]	132,860		
	3/1/2025	PSUs							47,298 [(3)]	1,141,301
	3/1/2025	RSUs					21,532 [(4)]	519,567		
	9/3/2025	Retention RSUs					22,039 [(11)]	531,801		
	3/1/2024	Matching RSUs					17,392 [(2)]	419,669		
	3/1/2024	PSUs							36,366 [(5)]	877,512
	3/1/2024	RSUs					17,357 [(6)]	418,824		
	3/1/2023	Matching RSUs					11,801 [(2)]	284,758		
	3/1/2023	PSUs							33,948 [#]	819,165
	3/1/2023	RSUs					16,935 [(8)]	408,642		
	3/1/2022	PSUs							2,908 [#]	70,170
	3/1/2022	RSUs					4,706 [(10)]	113,556		
	3/1/2022	Stock Options	1,784		38.68	3/1/2032				
	3/1/2021	Stock Options	1,719		37.09	3/1/2031				
Ms. Willis	3/1/2025	Matching RSUs					1,783 [(2)]	43,024		
	3/1/2025	PSUs							36,927 [(3)]	891,049
	3/1/2025	RSUs					16,809 [(4)]	405,601		
	9/3/2025	Retention RSUs					35,645 [(11)]	860,114		

(1) The market value of the shares that have not vested is based on the closing price of $24.13 for Kraft Heinz common stock on December 27, 2025, the last trading day of our fiscal year.

(2) Total includes DEUs that are subject to the same terms as the original grant. The Matching RSUs vested or are scheduled to vest on: March 1, 2026 for awards granted on March 1, 2023; March 1, 2027 for awards granted on March 1, 2024; and 50% on March 1, 2028 and 50% on March 1, 2029 for awards granted on March 1, 2025.

(3) These awards are scheduled to vest 75% on March 1, 2028 and 25% on March 1, 2029 based upon achievement of performance conditions for the 2025 PSUs.

(4) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2028 and 25% on March 1, 2029.

(5) These awards are scheduled to vest 75% on March 1, 2027 and 25% on March 1, 2028 based upon achievement of performance conditions for the 2024 PSUs.

(6) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2027 and 25% on March 1, 2028.

(7) These awards are scheduled to vest 75% on March 1, 2026 and 25% on March 1, 2027 based upon achievement of performance conditions for the 2023 PSUs

(8) These awards are scheduled to vest 75% on March 1, 2026 and 25% on March 1, 2027 based upon achievement of performance conditions for the 2023 PSUs.

(9) The Compensation Committee has certified that the achievement of the performance conditions for these awards has been met. The outstanding portion of these awards is scheduled to vest on March 1, 2026.

(10) Total includes DEUs that are subject to the same terms as the original grant. The outstanding portion of these awards is scheduled to vest on March 1, 2026.

(11) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest March 3, 2027.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth option exercises and stock vested for each of our NEOs as of the end of our 2025 fiscal year.

	Option Awards		Stock Awards(1)	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Mr. Abrams-Rivera	—	—	121,078	3,718,305
Mr. Maciel	—	—	60,274	1,851,015
Mr. Navio	—	—	33,858	1,039,779
Mr. Onell	—	—	56,431	1,732,996
Ms. Willis	—	—	—	—

(1) The following table provides details of the stock awards that vested and value realized:

Name	Grant Date	Vesting Date	Number of Shares	Stock Price on Vesting Date ($)(2)	Value Realized on Vesting ($)	Description
Mr. Abrams-Rivera	3/1/2021	3/1/2025	10,111	30.71	310,509	Shares underlying an award of PSUs, the remaining 25% vested
	3/1/2021	3/1/2025	8,118	30.71	249,304	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2022	3/1/2025	5,171	30.71	158,801	Shares underlying an award of PSUs, 100% of which vested
	3/1/2022	3/1/2025	23,268	30.71	714,560	Shares underlying an award of PSUs, of which 75% vested
	3/1/2022	3/1/2025	11,817	30.71	362,900	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	27,139	30.71	833,439	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	35,454	30.71	1,088,792	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
Mr. Maciel	3/1/2021	3/1/2025	4,044	30.71	124,191	Shares underlying an award of PSUs, the remaining 25% vested
	3/1/2021	3/1/2025	3,250	30.71	99,808	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2022	3/1/2025	2,586	30.71	79,416	Shares underlying an award of PSUs, 100% of which vested
	3/1/2022	3/1/2025	11,634	30.71	357,280	Shares underlying an award of PSUs, of which 75% vested
	3/1/2022	3/1/2025	5,908	30.71	181,435	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	15,129	30.71	464,612	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	17,723	30.71	544,273	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
Mr. Navio	3/1/2021	3/1/2025	3,033	30.71	93,143	Shares underlying an award of PSUs, the remaining 25% vested
	3/1/2021	3/1/2025	2,435	30.71	74,779	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2022	3/1/2025	1,939	30.71	59,547	Shares underlying an award of PSUs, 100% of which vested
	3/1/2022	3/1/2025	8,726	30.71	267,975	Shares underlying an award of PSUs, of which 75% vested
	3/1/2022	3/1/2025	4,431	30.71	136,076	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	13,294	30.71	408,259	Shares underlying an award of RSUs, including DEUs accrued, of which 75% vested
Mr. Onell	3/1/2021	3/1/2025	4,044	30.71	124,191	Shares underlying an award of PSUs, the remaining 25% vested
	3/1/2021	3/1/2025	8,059	30.71	247,492	Shares underlying an award of RSUs, including DEUs accrued, the remaining 50% vested
	3/1/2021	3/1/2025	3,250	30.71	99,808	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2022	3/1/2025	1,784	30.71	54,787	Shares underlying an award of PSUs, 100% of which vested
	3/1/2022	3/1/2025	8,726	30.71	267,975	Shares underlying an award of PSUs, of which 75% vested
	3/1/2022	3/1/2025	4,075	30.71	125,143	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	13,199	30.71	405,341	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	13,294	30.71	408,259	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested

(2) Represents the closing price of Kraft Heinz common stock on the applicable vesting date.

PENSION BENEFITS

None of our NEOs participate in any defined benefit pension arrangements.

NONQUALIFIED DEFERRED COMPENSATION

None of our NEOs participate in any nonqualified deferred compensation arrangements.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The table, footnotes, and narratives below reflect the assumption that a hypothetical termination of employment and/or change in control occurred on the last business day of our 2025 fiscal year.

Name	Element	Involuntary Termination without Cause[(1)] ($)	Termination upon Change in Control[(2)] ($)	Termination due to Death or Disability[(3)] ($)	Termination due to Retirement[(4)] ($)
Mr. Abrams-Rivera	Salary	2,200,000	2,200,000	—	—
	Bonus	—	6,600,000	1,520,310	1,520,310
	Intrinsic Value of Accelerated Equity	2,731,415	17,031,171	17,031,171	6,740,064
	Health and Wellness Benefits[(5)]	42,886	42,886	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**4,978,301**	**25,878,057**	**18,551,481**	**8,260,374**
Mr. Maciel	Salary	1,087,500	1,087,500	—	—
	Bonus	—	2,175,000	725,000	725,000
	Intrinsic Value of Accelerated Equity	1,908,955	11,565,051	11,565,051	4,587,137
	Health and Wellness Benefits[(5)]	32,165	32,165	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**3,032,620**	**14,863,716**	**12,290,051**	**5,312,137**
Mr. Navio	Salary	975,000	975,000	—	—
	Bonus	—	1,950,000	583,538	583,538
	Intrinsic Value of Accelerated Equity	1,158,985	8,787,277	8,787,277	2,945,887
	Health and Wellness Benefits[(5)]	32,165	32,165	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**2,170,150**	**11,748,442**	**9,370,815**	**3,529,425**

Name	Element	Involuntary Termination without Cause[(1)] ($)	Termination upon Change in Control[(2)] ($)	Termination due to Death or Disability[(3)] ($)	Termination due to Retirement[(4)] ($)
Mr. Onell	Salary	862,500	862,500	—	—
	Bonus	—	1,293,750	257,370	257,370
	Intrinsic Value of Accelerated Equity	1,048,305	5,737,824	5,737,824	2,534,784
	Health and Wellness Benefits[(5)]	32,165	32,165	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**1,946,970**	**7,930,239**	**5,995,194**	**2,792,154**
Ms. Willis	Salary	930,000	930,000	—	—
	Bonus	—	1,395,000	483,600	483,600
	Intrinsic Value of Accelerated Equity	—	2,199,787	2,199,787	—
	Health and Wellness Benefits[(5)]	32,165	32,165	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**966,165**	**4,560,952**	**2,683,387**	**483,600**

(1) As of the last day of our 2025 fiscal year, in the event of a termination by the Company other than for cause (as defined in the Severance Plan, which is described below), our Severance Plan generally provides for vesting (including acceleration of vesting) of outstanding equity awards or eligible equity awards in accordance with the applicable award agreement and plan, 24 months of base salary for the CEO and 18 months of base salary for senior executives, payable in a lump sum as soon as possible after termination, and Company-paid COBRA for U.S.-based employees for the severance period and outplacement services, for senior executives with a signed and not revoked release of claims who comply with any applicable post-employment obligations.

- 2023 RSUs vest 50%; 2023 Matching RSUs vest 66.66%; 2023 PSUs vest 50%; 2024 RSUs vest 25%; Matching RSUs vest 33.33%; and
- 2022 merit RSUs; 2022 merit PSUs; 2024 PSUs; 2025 RSUs (including Matching and Retention RSUs); and 2025 PSUs are forfeited.

Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $24.13, the closing price of Kraft Heinz common stock on December 27, 2025 (the last trading day of our fiscal year), and the exercise price of the options.

(2) As of the last day of our 2025 fiscal year, in the event of a qualifying termination during the change in control period (as defined in the CIC Plan), our CIC Plan generally provides for vesting (including acceleration of vesting) of outstanding equity awards in accordance with the applicable award agreement and plan and a payment equal to (i) 1.5 times the sum (for NEOs other than the CEO) and two times the sum (for the CEO) of annual rate of regular pay and target PBP bonus, payable in a lump sum as soon as possible after the change in control, (ii) a pro-rated PBP bonus for the year of termination at target level of achievement, payable at the same time as other performance bonuses are paid, and (iii) Company-paid COBRA for U.S.-based employees for the severance period and outplacement services, for NEOs (including the CEO) with a signed and not revoked release and restrictive covenant agreement.

- 2021, 2022 merit RSUs; 2021, 2022 merit PSUs; 2022 RSUs; 2023, 2024, 2025 RSUs (including Matching RSUs); and 2022, 2023, 2024, 2025 PSUS fully vest.

Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $24.13, the closing price of Kraft Heinz common stock on December 27, 2025 (the last trading day of our fiscal year), and the exercise price of the options.

(3) As of the last day of our 2025 fiscal year, in the event of a death or disability:

- 2021, 2022 merit RSUs; 2021, 2022 merit PSUs; 2022 RSUs; 2023, 2024, 2025 RSUs (including Matching RSUs); and 2022, 2023, 2024, 2025 PSUS fully vest.

Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $24.13, the closing price of Kraft Heinz common stock on December 27, 2025 (the last trading day of our fiscal year), and the exercise price of the options.

(4) As of the last day of our 2025 fiscal year, in the event of a termination due to retirement:

- 2022 merit RSUs; 2022 merit PSUs;2023 RSUs (including Matching RSUs); 2023 PSUs; and 2023, 2024 RSUs(including Matching RSUs) fully vest; and
- 2024, 2025 PSUs; and 2025 RSUs (including Matching and Retention RSUs) are forfeited.

Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $24.13, the closing price of Kraft Heinz common stock on December 27, 2025 (the last trading day of our fiscal year), and the exercise price of the options.

(5) Amount reflects medical and dental benefit coverage continuation under COBRA, less the executive premium contribution.

SEVERANCE PAY PLAN

We maintain the Kraft Heinz Company Amended & Restated Severance Pay Plan for Salaried Employees (the "Severance Plan"). Under the Severance Plan, salaried employees, including the CEO and the other NEOs, who experience a qualifying termination will be eligible to receive severance payments and benefits as follows:

- Severance pay equal to 24 months of base salary for the CEO and 18 months of base salary for senior executives, as defined in the plan;
- Health and welfare benefits continued for 24 months following the qualifying termination for the CEO and 18 months following the qualifying termination for senior executives, as defined in the Severance Plan;
- Outplacement services to assist covered employees with their transition to new employment; and
- Vesting (including acceleration of vesting) of outstanding equity awards in accordance with the terms of the applicable award agreement and plan.

In order to receive severance payments and benefits under the Severance Plan, recipients must agree to a non-revocable release of claims and continued compliance with restrictive covenants, including non-competition and non-solicitation obligations.

CHANGE IN CONTROL SEVERANCE PLAN

For more information regarding the CIC Plan, see above under —*Compensation Discussion and Analysis—Other Compensation Policies and Practices—Change in Control Severance Plan.*

EQUITY AWARDS

The Compensation Committee approved the terms of award agreements for equity awards (options, PSUs, Matching RSUs, and RSUs) granted under the 2020 Omnibus Incentive Plan. For all awards issued under these agreements, the award recipient's termination due to death or disability would result in such awards being fully vested and exercisable, in the case of PSUs to the extent the performance conditions had been satisfied.

PAY RATIO DISCLOSURE

In accordance with SEC rules, we disclose the annual total compensation of Mr. Abrams-Rivera, our CEO for our 2025 fiscal year, and our median employee, as well as the ratio of the annual total compensation of Mr. Abrams-Rivera relative to the annual total compensation of our median employee. For our 2025 fiscal year: [pending median employee final Championship eligibility]

	Annual Total Compensation ($)	Pay Ratio Estimate
CEO	10,748,810	**170:1**
Our median employee	63,053	

METHODOLOGY

Under SEC rules, we select a methodology for identifying our median employee most appropriate based on our size, organizational structure, and compensation plans, policies, and procedures using our best judgment. As permitted under SEC rules, we determined that there have not been any changes to our employee population and compensation arrangements from fiscal year 2025 that we believe would result in a significant change to our pay ratio disclosure. As a result, for 2025, we used the same median employee that was identified for fiscal year 2023 and 2024.

Our median employee as of December 1, 2023 was a full-time hourly U.S. factory employee. To identify our median employee, we examined 2023 base salaries plus target incentive bonuses for our employee population, excluding our Chief Executive Officer, as of December 1, 2023. We believe the use of base salaries plus target incentive bonus for all employees is a consistently applied compensation measure because we do not widely distribute annual equity awards to employees and because we believe that this measure reasonably reflects the total annual compensation of our employees. In accordance with SEC rules, we include all full-time, part-time, temporary, and seasonal employees worldwide. We exclude independent contractors, student interns, and individuals who became employees as the result of acquisitions for the fiscal year in which the transaction became effective. In 2025, we did not have any employees omitted related to acquisitions.

We calculated annual total compensation in accordance with the disclosure rules and requirements for our NEOs under the *Summary Compensation Table.*

As SEC rules allow companies to adopt a variety of methodologies for identifying a median employee and calculating the pay ratio, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their individual employee populations and compensation practices, the pay ratio reported by other companies, including companies in our compensation peer group, may not be comparable to our pay ratio.

PAY VERSUS PERFORMANCE DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid ("CAP") and certain financial performance of the Company. Unless the context requires otherwise, references to years below mean our fiscal years.

PAY VERSUS PERFORMANCE TABLE

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table (SCT) Total for CEO[1] ($)	Compensation Actually Paid (CAP) to CEO[2] ($)	Average SCT Total for Non-CEO NEOs[3] ($)	Average CAP to Non-CEO NEOs[4] ($)	Total Shareholder Return (TSR)[5] ($)	Peer Group TSR[6] ($)	Net Income[7] ($ in millions)	Adjusted Operating Income[8] ($ in millions)
2025	10,748,810	6,953,641	5,386,817	3,605,899	86.97	$201.42	(5,848)	4,745
2024	8,999,384	4,758,413	4,021,616	3,099,815	104.46	$171.35	2,746	5,360
2023	11,359,250	8,155,888	6,765,828	5,379,052	120.16	$135.03	2,846	5,297
2022	7,098,246	11,036,341	5,609,580	9,451,924	126.55	$106.92	2,368	4,989
2021	8,605,599	6,901,200	6,259,577	7,248,556	105.08	$129.44	1,024	5,268

(1) The dollar amounts reported are the amounts of Total Compensation reported in the *Summary Compensation Table* for each corresponding fiscal year. Mr. Abrams-Rivera served as our CEO during 2024 and 2025 and Mr. Patricio served as our CEO during 2021, 2022, and 2023.

(2) The dollar amounts reported represent the amount of CAP calculated in accordance with SEC rules. The amounts do not reflect the actual amount of compensation earned by, or paid during, the applicable year. To calculate CAP, the following amounts were deducted from and added to Total Compensation reflected in the *Summary Compensation Table*:

RECONCILIATION OF SCT TOTAL FOR CEO TO CAP TO CEO:

CAP to CEO	2025	2024	2023	2022	2021
Summary Compensation Table (SCT) Total[i]	10,748,810	8,999,384	11,359,250	7,098,246	8,605,599
(Less), value of Stock Awards and Option Awards reported in SCT[ii]	8,102,609	6,533,365	6,264,792	2,875,162	3,743,976
Plus, year-end fair value of outstanding and unvested equity awards granted in the year[iii]	6,213,320	5,388,537	6,295,041	3,026,056	3,558,241
Plus, fair value as of vesting date of equity awards granted and vested in the year[iv]	—	—	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years[iii]	(2,396,704)	(3,116,715)	(730,077)	2,843,969	(4,612,721)
Plus (less), change in fair value from the prior year-end through the vesting date of equity awards granted in prior years that vested in the year[iii]	13,397	(384,603)	(2,503,534)	1,654,310	3,094,057
Less, prior year-end fair value for any equity awards forfeited in the year[iii]	—	—	—	(711,078)	—
Plus, value of dividends paid on unvested awards during applicable fiscal year prior to vesting[iv]	477,427	405,176	—	—	—
CAP to CEO[(a)(b)(c)]	**6,953,641**	**4,758,413**	**8,155,888**	**11,036,341**	**6,901,200**

(i) In 2024 and 2025 Mr. Abrams-Rivera did not receive a cash bonus other than his PBP payout reflected in Non-Equity Incentive Compensation. In 2021, 2022 and 2023, Mr. Patricio did not receive a cash bonus other than his PBP payout reflected in Non-Equity Incentive Compensation.

(ii) Deductions include the total grant date fair value of awards as reported in the *Summary Compensation Table* for each applicable fiscal year.

(iii) Additions include the aggregate sum of: increase by fair value of awards granted during the applicable year that remain unvested as of the applicable fiscal year end, determined at the applicable fiscal year end; increase or decrease by change in fair value of outstanding unvested prior year awards that remain unvested at the applicable fiscal year end as compared to the fair value as of the prior fiscal year end; increase or decrease by the change in fair value of prior fiscal awards that vested during the applicable year as of the vesting date as compared to the fair value as of the prior fiscal year end; deduction of fair value of the prior year awards as of the prior fiscal year end that were forfeited during the applicable year; increase by the amount of dividends paid on unvested awards during the applicable year prior to the vesting date; increase by incremental fair value of stock options modified during the applicable year.

(iv) In 2021, 2022 and 2023 dividends were included in the All Other Compensation column of the *Summary Compensation Table*.

(v) In 2021, 2022, 2023, 2024, and 2025 we did not grant any awards that vested in the same year they were granted.

(vi) In 2019, Mr. Patricio was granted new hire awards of PSUs and RSUs in the aggregate amount of $35 million, conditioned on his investment of $20 million to purchase shares of the Company stock, with a four-year holding requirement. He was not eligible to receive additional equity awards in 2020, 2021, and 2022, other than matching RSUs that may be granted to Mr. Patricio through his participation in our Bonus Investment Plan.

(vii) Mr. Patricio was also granted a new hire award of PSUs based on the achievement of certain Company stock price targets. As of fiscal year-end 2022, the target had not been met.

(viii) In 2023, Mr. Patricio became eligible to receive equity awards.

(3) The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding our CEO) under Total Compensation column of the *Summary Compensation Table* in each applicable year. Our non-CEO NEOs included for purposes of calculating the average amounts in each applicable year:

- 2025: Mr. Maciel, Mr. Navio, Mr. Onell, and Ms. Willis;
- 2024: Mr. Maciel, Mr. Lima, Mr. Navio, Mr. Onell, and Ms. La Lande;
- 2023: Mr. Maciel, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira;
- 2022: Mr. Basilio, Mr. Maciel, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira; and
- 2021: Mr. Basilio, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira.

Mr. Oliveira's compensation was paid in British pounds (£). The amounts used for the NEO Average SCT Total Compensation for Other NEOs are based on the 12-month average exchange rate for the calendar year as reported in the *Summary Compensation Table* for the applicable year. For Mr. Oliveira, the applicable exchange rates were $1 to £0.80 for 2023, $1 to £0.85 for 2022, and $1 to £0.73 for 2021.

(4) The dollar amounts reported represent the average amount of CAP to the NEOs as a group (excluding our CEO), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our CEO) during the applicable fiscal year. In accordance with the SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding our CEO) for each year to determine the CAP, using the same methodology described above in Note 2. To calculate the CAP, the following amounts were deducted from and added to the Summary Compensation Table total compensation:

RECONCILIATION OF AVERAGE SCT FOR NON-CEO NEOS TO AVERAGE CAP TO NON-CEO NEOS:

CAP to Non-CEO NEOs	2025	2024	2023	2022	2021
Summary Compensation Table (SCT) Total[(i)(ii)]	5,386,817	4,021,616	6,765,828	5,609,580	6,259,577
Less, value of Stock Awards and Option Awards reported in SCT[(iii)]	3,159,891	1,351,927	3,057,950	2,479,584	1,902,553
Plus, year-end fair value of outstanding and unvested equity awards granted in the year[(iv)]	2,526,307	1,867,990	3,127,635	2,666,378	1,616,112
Plus, fair value as of vesting date of equity awards granted and vested in the year[(v)]	—	—	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years[(iv)]	(1,129,190)	(1,478,651)	(681,776)	3,238,765	712,113
Plus (less) change in fair value from the prior year-end through the vesting date of equity awards granted in prior years that vested in the year[(iv)]	(212,944)	(124,758)	(774,685)	416,784	619,857
Less, prior year-end fair value for any equity awards forfeited in the year[(iv)]	—	—	—	—	(56,550)
Plus, value of dividends paid on unvested awards during applicable fiscal year prior to vesting[(v)]	194,799	165,545	—	—	—
CAP to Non-CEO NEOs[(a)(b)(c)]	**3,605,899**	**3,099,815**	**5,379,052**	**9,451,924**	**7,248,556**

(i) In 2020, the summary compensation table average is impacted by new hire bonuses and new hire awards.

(ii) In 2021, 2022, and 2023, no non-CEO NEOs received a cash bonus other than their PBP payout reflected in Non-Equity Incentive Compensation. In 2024, Mr. Navio received the third and final installment of a cash bonus in connection with his elevation to Business Unit President, U.S. Zone in January 2022.

(iii) Deductions include the total grant date fair value of awards as reported in the *Summary Compensation Table* for each applicable year.

(iv) Additions include the aggregate sum of: increase by fair value of awards granted during the applicable fiscal year that remain unvested as of the applicable fiscal year end, determined at the applicable fiscal year end; increase or decrease by change in fair value of outstanding unvested prior fiscal year awards that remain unvested at the applicable fiscal year end as compared to the fair value as of the prior fiscal year end; increase or decrease by the change in fair value of prior fiscal year awards that vested during the applicable fiscal year as of the vesting date as compared to the fair value as of the prior fiscal year end; deduction of fair value of the prior fiscal year awards as of the prior fiscal year end that were forfeited during the applicable fiscal year; increase by the amount of dividends paid on unvested awards during the applicable fiscal year prior to the vesting date; increase by incremental fair value of Options modified during the applicable fiscal year.

(v) In 2021, 2022 and 2023 dividends were included in All Other Compensation in the Summary Compensation Table.

(vi) In 2021, 2022, 2023 2024 and 2025 we did not grant any awards that vested in the same year they were granted.

(a) For the valuation of stock options, we used the Hull-White I lattice model, under which vested options are expected to be exercised once the stock-to-strike ratio has been achieved, based on a settlement assumption that was derived from the grant-date valuation of the options. All other assumptions were estimated using the same methodology as used to determine the grant date fair value of the options, as disclosed in our 2025 Annual Report.

(b) The estimated fair values of the Company's unvested relative TSR PSU awards were valued using a Monte Carlo simulation as of each relevant measurement date for fiscal years 2022 to 2025.

(c) The Non-dividend Protected PSU fair value was estimated by discounting the fair value of the PSUs based on the dividend yield. Dividend yield was estimated using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded. The grant date fair value of PSUs is amortized to expense on a straight-line basis over the requisite service period for each separately vesting portion of the awards. We adjust the expense based on the likelihood of future achievement of performance metrics.

(5) Based on an initial fixed investment of $100 on December 26, 2020, the last day of our 2020 fiscal year.

(6) Represents the S&P Consumer Staples Food and Soft Drink Products, which we consider to be our peer group under Regulation S-K Item 201(e), as presented in our 2025 Annual Report. Based on an initial fixed investment of $100 on December 24, 2020, the last day of our 2020 fiscal year. TSR is weighted according to each peer company's stock market capitalization at the beginning of each period for which a return is indicated.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's financial statements for the applicable year.

(8) Our Company selected measure selected was PBP Adjusted Operating Income, our highest weighted measure. Our 2025 financial metrics are defined above under *—Compensation Discussion and Analysis —2024 Executive Compensation Program—Annual Cash-Based Performance Bonus Plan (PBP)—Financial Measure*.

LIST OF FINANCIAL PERFORMANCE MEASURES

The following represent the most important metrics we used to determine CAP for 2025, as further detailed in the *Compensation Discussion and Analysis* in this Proxy Statement:

- Adjusted Operating Income
- PBP Adjusted Operating Income
- PBP Organic Net Sales
- PBP Free Cash Flow conversion
- PBP Adjusted Gross Profit Margin
- Market share

CUMULATIVE TSR

PEER GROUP

The TSR peer group includes S&P Consumer Staples Good and Soft Drink Products companies, as also disclosed in our 2025 Annual Report. Companies included in the S&P Consumer Staples Food and Soft Drink Products index change periodically and are presented on the basis of the index as it is comprised on December 27, 2025. This graph covers the five-year period from December 24, 2020 (the last trading day of our fiscal year 2020) through December 26, 2025 (the last trading day of our fiscal year 2025). The peer group used for this pay versus performance disclosure differ from the peer groups we use for compensation and the TSR performance measure in our PSU awards. For additional information on our compensation and performance peer groups, see above under *—Compensation Discussion and Analysis—Compensation Structure and Goals—Year-Round Executive Compensation-Setting Process—Role of Peer Groups*.

TSR COMPARISON


$250
$200
$150
$100
$50
$0
December 24, 2020
December 23, 2021
December 30, 2022
December 29, 2023
December 27, 2024
December 26, 2025
Kraft Heinz
S&P Consumer Staples Packaged Food & Soft Drinks

We consider the S&P Consumer Staples Food and Soft Drink Products our peer group under Regulation S-K Item 201(e), as presented in our 2025 Annual Report.

COMPENSATION ACTUALLY PAID

CAP VERSUS COMPANY CUMULATIVE TSR


Compensation Actually Paid (CAP)
$ in millions
$16
$14
$12
$10
$8
$6
$4
$2
$0
$105.08
$11.04
$126.55
$120.16
$104.46
$86.97
$6.90
$7.25
$9.45
$8.16
$5.38
$4.76
$3.11
$6.95
$3.61
2021
2022
2023
2024
2025
$160
$140
$120
$100
$80
$60
$40
$20
$0
Total Shareholder Return (TSR)
Value of Initial Fixed $100 Investment
CAP to CEO
Average CAP to Non-CEO
Company TSR

CAP to our CEO and other NEOs is aligned with the Company's TSR. This is due primarily to the Company's compensation philosophy of meritocracy and the significance of equity-based compensation in our compensation program, which aligns equity to the Company's financial performance.

CAP VERSUS NET INCOME


Compensation Actually Paid (CAP)
$ in millions
$16
$14
$12
$10
$8
$6
$4
$2
$0
$1,024
$11.04
$9.45
$2,846
$2,746
$2,368
$6.90
$7.25
$8.16
$5.38
$4.76
$3.11
$6.95
$3.61
($5,848)
2021
2022
2023
2024
2025
$8,000
$6,000
$4,000
$2,000
$0
-$2,000
-$4,000
-$6,000
-$8,000
Net Income
$ in millions
CAP to CEO
Average CAP to Non-CEO
Net income

Net income and the CEO and other NEOs' CAP has fluctuated each year. This is due primarily to the fact that we do not use net income to determine compensation levels or incentive plan payouts.

CAP VERSUS FIVE-YEAR CUMULATIVE ADJUSTED OPERATING INCOME


Compensation Actually Paid (CAP)
$ in millions
$16
$14
$12
$10
$8
$6
$4
$2
$0
$5,268
$11.04
$9.45
$5,297
$5,360
$4,745
$4,989
$6.90
$7.25
$8.16
$5.38
$4.76
$3.11
$6.95
$3.61
2021
2022
2023
2024
2025
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
5-Year Cumulative Adj Operating Income
$ in millions
CAP to CEO
Average CAP to Non-CEO
5-Year Cumulative Adj Operating Income

The CEO and NEOs' CAP has fluctuated each year versus Adjusted Operating Income results primarily due to our philosophy of meritocracy and the fact that Adjusted Operating Income represents one of the metrics we use to determine incentive plan payouts.

PROPOSAL 3

APPROVAL OF THE KRAFT HEINZ COMPANY AMENDED AND RESTATED 2020 OMNIBUS INCENTIVE PLAN

Approve The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan, which was adopted by our Board on March 25, 2026.

THE BOARD RECOMMENDS A VOTE FOR THE APPROAL OF THE KRAFT HEINZ COMPANY AMENDED AND RESTATED 2020 OMNIBUS INCENTIVE PLAN.

Attracting, retaining, rewarding and motivating our employees, directors, officers, consultants, and other service providers who are expected to contribute significantly to the success of Kraft Heinz and incentivizing such individuals to perform at the highest level is critical to achieving our strategic and operating goals, including our goal to increase stockholder value. Cash and equity-based awards, including performance-based awards, are key components of our compensation package. We believe that the ability to grant these types of awards allows us to remain competitive in the marketplace and enables us to link executive compensation to performance, and to attract, retain, and motivate high-caliber talent dedicated to our long-term growth and success.

We are asking stockholders to approve The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan (the "A&R 2020 Omnibus Plan"), which was originally approved by our Board and stockholders effective as of March 2, 2020. On March 25, 2026, our Board unanimously approved and adopted the A&R 2020 Omnibus Plan, which increases the number of shares available for issuance under The Kraft Heinz Company 2020 Omnibus Incentive Plan (the "2020 Plan") by 34,000,000 shares and makes other minor administrative changes. The effective date of the A&R 2020 Omnibus Plan is March 25, 2026, and the A&R 2020 Omnibus Plan will expire on the tenth anniversary of the effective date. The approval and adoption of the A&R 2020 Omnibus Plan is subject to approval and ratification by Kraft Heinz stockholders at the Annual Meeting.

We are seeking stockholder approval and ratification of the A&R 2020 Omnibus Plan in order to (i) comply with Nasdaq rules requiring stockholder approval of equity compensation plans and (ii) allow us to continue to utilize equity-based awards, including performance-based awards, to attract, retain, and motivate employees and to further align the interests of our employees with those of our stockholders.

As of March 2, 2026, only 3,163,800 shares remained available for future grants under the 2020 Plan, other than shares that become available as of a result of previous and future forfeitures, were subject to outstanding awards under the 2020 Plan. If the A&R 2020 Omnibus Plan is approved by stockholders, the total number of shares available from and after March 2, 2026, for awards to employees, non-employee directors, and other key personnel will be 37,163,800, which represents an increase in the share pool under the 2020 Plan of 34,000,000 shares or approximately 2.9% of our outstanding common equity.

In reaching the conclusion as to the appropriateness of the number of shares of common stock requested to be reserved for equity-based awards under the A&R 2020 Omnibus Plan, the Board reviewed key metrics that are typically used to evaluate such recommendations, including the Company's historical equity usage, the expected duration of the share reserve, and the dilutive impact of the A&R 2020 Omnibus Plan.

Burn Rate

We manage our long-term stockholder dilution by closely managing the number of equity awards granted annually and regularly engaging with our compensation consultant. We grant what we believe is an appropriate amount of equity necessary to attract, reward and retain employees.

A company's burn rate is equal to the total number of equity awards the company granted in a fiscal year divided by the total common stock outstanding at the beginning of the year. Our three-year average burn rate, at the time the Board approved the A&R 2020 Omnibus Plan, was approximately 0.53%, as further detailed in the table below. We will continue to monitor the company's equity use in future years to ensure our burn rate is maintained within competitive market norms.

Year	Stock Options Grant	Restricted Stock/RSUs Granted	Shares Issued to Settle Granted Performance Awards	Total	Weighted Average Common Shares Outstanding	Burn Rate
2025	936,208	2,917,867	3,188,751	7,042,826	1,186,971,439	0.59%
2024	654,724	3,171,590	2,591,382	6,417,696	1,209,934,214	0.53%
2023	794,301	2,661,265	2,234,387	5,689,953	1,227,122,313	0.46%
Three-year average						0.53%

Share Information on Equity Compensation Plans as of March 2, 2026

The following table includes information regarding outstanding equity awards and shares available for future awards under the Company's equity plans (including the 2020 Plan) as of March 2, 2026.

Number of shares remaining available for future grant under 2020 Plan (assuming target level of performance)[1]	3,163,800
Number of shares relating to outstanding stock options[2]	6,155,222
Number of shares outstanding relating to full-value awards (i.e. restricted stock, restricted stock units, and performance awards (assuming target level of performance))	16,574,876
Weighted average remaining term of outstanding options	4.96 Years
Weighted average exercise price of outstanding options	$42.48

(1) The 2020 Plan was the Company's only active equity compensation plan as of March 2, 2026.

(2) The Company did not have any stock appreciation rights outstanding as of March 2, 2026.

On March 2, 2026, the last reported price of our common stock was $24.51.

Total Potential Dilution

Our equity plan dilution rate (or overhang) as of March 2, 2026 was 2.2% (calculated by dividing (1) the number of shares subject to awards outstanding plus the number of shares remaining available for grant under the 2020 Plan, by (2) the total number of common shares outstanding). As of March 2, 2026, the shares remaining available under the 2020 Plan and shares subject to outstanding awards represented 0.3% and 1.9% of our current overhang, respectively. If stockholders approve the A&R 2020 Omnibus Plan, the issuance of 34,000,000 shares under the A&R 2020 Omnibus Plan would increase our total potential dilution rate by 2.9% to 5.1%.

Expected Share Pool Duration

Based on our historic and projected future use of equity-based compensation, we estimate that the shares requested under the A&R 2020 Omnibus Plan will be sufficient to provide awards for approximately 5 years. However, the actual duration of the shares reserve will depend on currently unknown factors, such as the Company's future stock price, changes in participation, our hiring and promotion activity, future grant practices, award type mix and levels, competitive market practices, acquisitions and divestitures, and the rate of returned shares due to forfeitures, the need to attract, retain and incentivize key talent, the number of dividend equivalent rights outstanding, the extent to which they provide for settlement in stock and the amount and frequency of the Company's dividend payments, and how the Company chooses to balance total compensation between cash and equity-based awards.

Summary of the A&R 2020 Omnibus Plan

The following is a summary of the A&R 2020 Omnibus Plan. This summary is qualified in its entirety by reference to the full text of the A&R 2020 Omnibus Plan, which is attached as Appendix A to this Proxy Statement.

The Purpose of the A&R 2020 Omnibus Plan

The purpose of the A&R 2020 Omnibus Plan is to attract, retain, and reward those employees, directors, and other individuals who are expected to contribute significantly to our success, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and our stockholders and, in general, to further the best interests of Kraft Heinz and our stockholders.

Types of Awards

The A&R 2020 Omnibus Plan provides for the grant of options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), deferred stock, performance awards, other stock-based awards, and cash-based awards.

Plan Administration

The A&R 2020 Omnibus Plan is administered by the Human Capital and Compensation Committee (the “Committee”) or such other committee the Board designates to administer the plan. Subject to the terms of the A&R 2020 Omnibus Plan and applicable law, and the rules of the Nasdaq, the Committee (or its delegate) will have the power and authority to, among other things, designate participants and determine the types of awards to be granted, the number of shares to be covered, and the terms and conditions of those awards. Additionally, the Committee has the authority to determine the vesting schedules of awards. The Committee will also have the authority to interpret and administer the A&R 2020 Omnibus Plan and any instrument or agreement relating to the A&R 2020 Omnibus Plan and to make any other determination and take any other action that it deems necessary or desirable for the administration of the A&R 2020 Omnibus Plan.

In no event will any award under the A&R 2020 Omnibus Plan provide for vesting earlier than one year following the applicable grant date, except with respect to an unrestricted pool of 5% of the total number of shares of Kraft Heinz common stock (“Common Shares”) available under the A&R 2020 Omnibus Plan or awards that are payable only in cash.

Shares Available for Awards

Subject to adjustment as provided below, the maximum number of shares available for issuance under the A&R 2020 Omnibus Plan is 70,000,000 Common Shares. Each Common Share with respect to which an option or stock-settled SAR is granted will reduce the aggregate number of Common Shares available for issuance by one share, and each Common Share underlying any other stock-based awards granted under the A&R 2020 Omnibus Plan will reduce the aggregate number of Common Shares available for issuance by one share. Following stockholder approval of the A&R 2020 Omnibus Plan, Kraft Heinz will no longer make awards from legacy equity plans. With respect to SARs settled in shares, each Common Share with respect to which such SAR is exercised will count against the aggregate and individual share limitations, regardless of the number of shares actually delivered. If any option, SAR, or other stock-based award granted under the plan expires, terminates, or is canceled for any reason without having been exercised in full, the number of Common Shares subject to such award that were not issued will again be available for the purpose of awards under the A&R 2020 Omnibus Plan. If any shares of restricted stock, performance awards, or other stock-based awards denominated in shares awarded under the A&R 2020 Omnibus Plan to a participant are forfeited for any reason, the number of forfeited shares of restricted stock, performance awards, or other stock-based awards denominated in shares will again be available for purposes of awards under the A&R 2020 Omnibus Plan. Common Shares tendered or withheld in payment of an exercise price or for withholding taxes of an award will not again be available for issuance under the A&R 2020 Omnibus Plan.

The following individual participant limitations will apply:

(i) The maximum number of Common Shares subject to any award of stock options, SARs, restricted stock, RSUs, or other stock-based award to a participant in any fiscal year will be 2,000,000 Common Shares per type of award or in the aggregate;

(ii) There are no annual individual share limitations applicable to awards of restricted stock, RSUs, or other stock-based awards for which the grant, vesting, or payment is not subject to the attainment of performance goals; and

(iii) The maximum aggregate amount of cash that may be paid pursuant to performance awards which may be granted under the A&R 2020 Omnibus Plan and are settled in cash based on the fair market value (as defined below in the section entitled "Options") of Common Shares to any participant in any fiscal year will be 2,000,000 Common Shares multiplied by the per-share fair market value as of the relevant vesting, payment, or settlement date.

Additionally, the aggregate fair market value of awards that may be granted under the A&R 2020 Omnibus Plan, together with any cash fees paid or payable to a non-employee director for service as director during any fiscal year may not exceed $1,000,000, which limit is doubled in the first year of service or when such non-employee direct is serving as chairman or lead independent director.

Eligible Participants

Any director, employee, consultant, or other service provider of Kraft Heinz or any of its subsidiaries will be eligible to participate in the A&R 2020 Omnibus Plan. As of the date of this Proxy Statement, there are approximately 35,000 employees of Kraft Heinz and its subsidiaries and 12 non-employee directors of Kraft Heinz who are eligible to participate in the A&R 2020 Omnibus Plan. However, only eligible employees of Kraft Heinz and its subsidiaries are eligible to be granted incentive stock options under the A&R 2020 Omnibus Plan. Eligibility for the grant of awards and actual participation in the A&R 2020 Omnibus Plan will be determined by the Committee in its sole discretion.

Changes in Capitalization

In the event of any stock split, reverse stock split, stock dividend, extraordinary dividend, subdivision, combination or reclassification, reorganization or partial or complete liquidation, or any other corporate event having a similar effect, the Committee will appropriately adjust any or all of (i) the number and kind of shares that thereafter may be made the subject of awards under the plan (including the share limit, the incentive stock option limit and the annual individual share limits for performance-based awards) and (ii) the terms of any outstanding award, including the exercise price and the number or kind of shares or other securities of Kraft Heinz or other property subject to outstanding awards.

In the event of a merger or consolidation that results in the acquisition of substantially all of the outstanding shares of Kraft Heinz, or in the event of a sale of substantially all of Kraft Heinz's assets, the Committee may (i) make cash payment to award holders in exchange for the cancellation of the award (including, in the case of options and SARs, the excess of the fair market value (as defined in the A&R 2020 Omnibus Plan) over the exercise price), (ii) cancel and terminate without payment any option or SAR having a per-share exercise price greater than or equal to the fair market value (as defined in the A&R 2020 Omnibus Plan) of the shares subject to the award or (iii) provide for the substitution or assumption of awards, accelerate the exercisability or lapse of restrictions on awards, or deliver notice of termination at least five days prior to the consummation of such transaction, during which period participants may exercise outstanding awards.

Description of Awards

Options

Subject to the provisions of the A&R 2020 Omnibus Plan, the Committee will be permitted to grant stock options under the A&R 2020 Omnibus Plan. The exercise price per Common Share and terms of each option will be determined by the Committee; provided, however, that the exercise price will not be less than the fair market value of a Common Share on the date that the option is granted. Under the A&R 2020 Omnibus Plan, the "fair market value" of a Common Share is equal to the closing price of a Common Share reported on the Nasdaq on the trading day of, or immediately prior to, the grant date. An option will be exercisable only in accordance with the terms and conditions established by the Committee in the award agreement. The A&R 2020 Omnibus Plan prohibits repricing of stock options without stockholder approval, including the buyout of underwater stock options for cash. The Committee fixes the vesting terms it deems

appropriate when granting options. In addition, the Committee may, in its discretion, provide that an option may become vested and exercisable in whole or in part, in installments, cumulative or otherwise, for any period of time specified by the Committee and reflected in an award agreement. Under our current form of option award agreement, options vest over a three-year period and an optionee has one year to exercise after retirement, death, disability, or termination of employment without cause. The Committee will fix the term of each option, not to exceed ten years.

For non-U.S. participants, if the term of an option would otherwise expire during or within 10 business days of the expiration of a blackout period, the term of the option will be extended to the close of business of the tenth business day following the expiration of the blackout period.

SARs

Subject to the provisions of the A&R 2020 Omnibus Plan, the Committee will be permitted to grant SARs under the A&R 2020 Omnibus Plan. SARs may be granted to participants either alone (“freestanding”) or in addition to other awards granted under the A&R 2020 Omnibus Plan (“tandem”). Except under certain circumstances described in the A&R 2020 Omnibus Plan, a freestanding SAR will not have a term of greater than ten years. In the case of any tandem SAR related to an option, the SAR will not be exercisable until the related option is exercisable and will terminate, and no longer be exercisable, upon the termination or exercise of the related option. Unless it is a substitute award, a freestanding SAR will not have a grant price less than the fair market value (as defined above) of the Common Share on the date of grant. The A&R 2020 Omnibus Plan prohibits repricing of SARs without stockholder approval, including the buyout of underwater SARs for cash.

Restricted Stock and RSUs

Subject to the provisions of the A&R 2020 Omnibus Plan, the Committee will be permitted to grant awards of restricted stock and RSUs under the A&R 2020 Omnibus Plan. Shares of restricted stock and RSUs will be subject to any restrictions that the Committee may impose, including any limitation on the right to vote a share of restricted stock or the right to receive any dividend or dividend equivalent. If deemed necessary, the Committee may require that, as a condition of any grant of restricted stock, the participant will deliver a signed stock power or other instruments of assignment, which would permit transfer to Kraft Heinz of all or a portion of the Common Shares subject to the restricted stock award in the event that the award is forfeited.

Deferred Stock

Under the A&R 2020 Omnibus Plan, the Committee is permitted to grant deferred stock to participants, subject to the conditions that deferred stock will be settled upon expiration of the deferral period specified for an award by the Committee. In addition, deferred stock will be subject to any restrictions on transferability, risk of forfeiture and other restrictions that the Committee may impose and, the Committee, in its discretion, may award dividend equivalents with respect to awards of deferred stock.

Performance Awards

The Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is an RSU or payable in shares of restricted stock, then the shares will be transferable to the participant or the RSU will vest only upon attainment of the relevant performance goal. The Committee will, in its sole discretion, designate the participants who will be eligible to receive performance compensation awards in respect of such performance period. The Committee will also determine the length of performance periods, the types of awards to be issued, the performance criteria that would be used to establish the performance goals, the kinds and levels of performance goals and any objective performance formula used to determine whether a performance compensation award has been earned for the performance period. The Committee is permitted to adjust or modify the calculation of performance goals in the event of any unusual or extraordinary corporate item, corporate transaction, any other unusual or nonrecurring events and changes in tax law or accounting standards.

Other Awards

The Committee is authorized to grant to participants other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Shares or factors that may influence the value of Common Shares or an equity interest in any entity with respect to which, Kraft Heinz holds, directly or indirectly, a controlling interest. The Committee will determine the terms and conditions of such awards.

The Committee is also permitted to grant cash-based awards to participants. In its discretion, the Committee will determine the number of cash-based awards to grant to a participant, the duration of the period during which, and any conditions under which, the cash incentive awards will be eligible to vest or will be forfeited, and any other terms and conditions applicable.

Termination of Employment

The Committee may provide, by rule or regulation or in any award agreement, or may determine in any individual case, the circumstances in which awards shall be exercised, vested, paid or forfeited in the event a participant ceases to provide service to Kraft Heinz or any subsidiary prior to the end of a performance period or exercise or settlement of such award.

Change in Control

Unless otherwise provided in an award agreement, in the event of a change in control (as defined in the A&R 2020 Omnibus Plan), a participant's unvested award will be treated in accordance with one of the following methods as determined by the Committee:

(i) awards, whether or not vested, will be continued, assumed or have new rights substituted as determined by the Committee;

(ii) the Committee, in its sole discretion, may provide for the purchase of any awards by Kraft Heinz or an affiliate for an amount of cash equal to the excess of the change in control price of the shares covered by such awards, over the aggregate exercise price of such awards; or

(iii) if and to the extent that the approach chosen by the Committee results in an acceleration or potential acceleration of the exercise, vesting, or settlement of an award, the Committee may impose such conditions upon the exercise, vesting or settlement of such award as it determines. In addition, with respect to the vesting or exercisability of any award would otherwise be subject to the achievement of performance conditions, the portion of any such award that shall become fully vested and immediately exercisable shall be based on (a) actual performance through the date of the change in control as determined by the Committee or (b) if the Committee determines that measurements of actual performance cannot be reasonably assessed, the assumed achievement of target performance as determined by the Committee.

Term of the A&R 2020 Omnibus Plan

No award will be granted under the A&R 2020 Omnibus Plan after ten years from the original effective date for the A&R 2020 Omnibus Plan. However, unless otherwise expressly provided in the A&R 2020 Omnibus Plan or in an award agreement, any award granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue, or terminate the award, or to waive any conditions or rights under the award, and the authority of the Board to amend the A&R 2020 Omnibus Plan, will extend beyond such date.

Assignability

Except as permitted by the Committee, awards granted under the A&R 2020 Omnibus Plan may not be sold, pledged, or otherwise transferred, other than following the death of a participant by will or the laws of descent. A participant's beneficiary or estate may exercise vested options during the applicable exercise period following the death of the participant, subject to the same conditions that would have applied to exercise by the participant.

Amendment

The Board may amend, suspend, or terminate the A&R 2020 Omnibus Plan and any outstanding awards granted under the A&R 2020 Omnibus Plan, in whole or in part, at any time, provided that all material amendments to the A&R 2020 Omnibus Plan require the prior approval of the stockholders and must comply with the rules of the Nasdaq. Examples of the types of amendments that the Board is entitled to make without stockholder approval include, without limitation, the following: (i) ensuring continuing compliance with applicable law, the rules of the Nasdaq or other applicable stock exchange rules and regulations or accounting or tax rules and regulations; (ii) minor changes of a “housekeeping” nature; (iii) changing the vesting provision of the A&R 2020 Omnibus Plan or any award thereunder, subject to certain limitations; (iv) changing the termination provisions of any award that does not entail an extension beyond the original expiration date thereof; (v) adding a cashless exercise feature, payable in securities, where such feature provides for a full deduction of the number of underlying Common Shares from the A&R 2020 Omnibus Plan reserve, and any amendment to a cashless exercise provision; (vi) adding a form of financial assistance and any amendment to a financial assistance provision which is adopted; (vii) changing the process by which a participant who wishes to exercise his or her award can do so; and (viii) delegating any and all of the powers of the Committee to administer the A&R 2020 Omnibus Plan to officers of Kraft Heinz, subject to certain limitations.

No amendment to the A&R 2020 Omnibus Plan requiring the approval of the stockholders of Kraft Heinz under any applicable securities laws or requirements will become effective until such approval is obtained. In addition, the approval of the stockholders of the Company shall be required for, among other things, an increase in the maximum number of Common Shares that may be made the subject of awards under the A&R 2020 Omnibus Plan, any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under the A&R 2020 Omnibus Plan), an amendment that reduces or would have the effect of reducing the exercise price of an option or SAR previously granted under the A&R 2020 Omnibus Plan or, at any time when the exercise price of an option or SAR is above the fair market value of a Common Share, would cancel and re-grant or exchange such Option or SAR for cash or a new award or an extension to the term or an outstanding option or SAR beyond its expiry date. Except as otherwise permitted under the A&R 2020 Omnibus Plan, no change to an outstanding award that will adversely impair the rights of a participant may be made without the consent of the participant except to the extent that such change is required to comply with applicable law, stock exchange rules and regulations or accounting or tax rules and regulations.

U.S. Federal Income Tax Consequences

The United States federal income tax consequences of the issuance and/or exercise of option awards under the A&R 2020 Omnibus Plan is as follows.

Incentive Stock Options

An incentive stock option results in no taxable income to the optionee or a deduction to Kraft Heinz at the time it is granted or exercised. However, upon exercise, the excess of the fair market value of the Common Shares acquired over the option exercise price is an item of adjustment in computing the alternative minimum taxable income of the optionee, if applicable. If the optionee holds the Common Shares received as a result of an exercise of an incentive stock option for the later of two years from the date of the grant or one year from the date of exercise, then the gain realized on disposition of the Common Shares is treated as a long-term capital gain. If the Common Shares are disposed of during this period (i.e., a “disqualifying disposition”), then the optionee will include into income, as compensation for the year of the disposition, an amount equal to the excess, if any, of the fair market value of the Common Shares, upon exercise of the option over the option exercise price (or, if less, the excess of the amount realized upon disposition of the Common Shares over the option exercise price). Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the optionee. In the event of a disqualifying disposition, Kraft Heinz will be entitled to a deduction, in the year of such a disposition, in an amount equal to the amount includible in the optionee’s income as compensation. The optionee’s tax basis in the Common Shares acquired upon exercise of an incentive stock option is equal to the option price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

Non-Qualified Stock Options

A non-qualified stock option results in no taxable income to the optionee or deduction to Kraft Heinz at the time it is granted. An optionee exercising a non-qualified stock option will, at that time, realize taxable compensation in the amount equal to the excess of the then fair market value of the Common Shares over the option exercise price. Subject to the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Kraft Heinz will be entitled to a deduction for federal income tax purposes in the year of exercise in an amount equal to the taxable compensation realized by the optionee. The optionee's tax basis in Common Shares received upon exercise is equal to the sum of the option exercise price plus the amount includible in his or her income as compensation upon exercise.

Any gain (or loss) upon subsequent disposition of the Common Shares will be a long or short-term capital gain (or loss) to the optionee, depending upon the holding period of the Common Shares. If a non-qualified option is exercised by tendering previously owned Common Shares in payment of the option price, then, instead of the treatment described above, the following will apply: a number of new Common Shares equal to the number of previously owned shares tendered will be considered to have been received in a tax-free exchange; the optionee's basis and holding period for such number of new Common Shares will be equal to the basis and holding period of the previously owned Common Shares exchanged. The optionee will have compensation income equal to the fair market value on the date of exercise of the number of new Common Shares received in excess of such number of exchanged Common Shares; the optionee's basis in such excess Common Shares will be equal to the amount of such compensation income, and the holding period in such Common Shares will begin on the date of exercise.

Stock Appreciation Rights

A participant will not recognize taxable income upon the grant of an SAR. Upon exercise of an SAR, a participant will recognize taxable ordinary income in an amount equal to the amount of cash received and the difference between the fair market value of the underlying shares on the date of exercise and the exercise price of the SAR. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock

A participant who receives restricted stock subject to restrictions which create a "substantial risk of forfeiture" (within the meaning of Section 83 of the Code) will normally realize taxable income on the date the shares become transferable or no longer subject to substantial risk of forfeiture or on the date of their earlier disposition. The amount of such taxable income will be equal to the amount by which the fair market value of the Common Shares on the date such restrictions lapse (or any earlier date on which the shares become transferable or are disposed of) exceeds their purchase price, if any.

A participant may elect pursuant to Section 83(b) of the Code to include in income in the year of grant the excess of the fair market value of the shares of common stock (without regard to any restrictions) over their purchase price, if any, on the date of grant.

Stock Units

A participant will not recognize taxable income upon the grant of a stock unit. Upon the distribution of cash or shares to a participant pursuant to the terms of a stock unit, the participant will recognize taxable ordinary income equal to the amount of any cash and/or the fair market value of any shares received.

Excess Parachute Payments

Upon accelerated exercisability, vesting, or payment of award contingent upon or in connection with a change of control of the company, certain amounts associated with such awards could, depending upon the individual circumstances of the recipient participant, constitute "excess parachute payments" under the golden parachute provisions of the Code. Pursuant to these provisions a participant will be subject to a 20% excise tax on any excess parachute payment and the company may be denied any deduction with respect to such excess parachute payment. The limit on the deductibility of compensation under Section 162(m) of the Code is also reduced by the amount of any excess parachute payments. Whether amounts constitute excess parachute payments depends upon, among other things, the value of the awards accelerated and the past compensation of the participant.

Section 409A

Section 409A of the Code imposes restrictions on nonqualified deferred compensation. Failure to satisfy these rules will result in accelerated taxation, an additional tax to the holder of an amount equal to 20% of the deferred amount, and a possible interest charge. Stock options granted with an exercise price that is not less than the fair market value of the underlying Common Shares on the date of grant will not give rise to "deferred compensation" for this purpose unless they involve additional deferral features. Stock options that will be awarded under the A&R 2020 Omnibus Plan are intended to be eligible for this exception. In addition, it is intended that the provisions of the A&R 2020 Omnibus Plan comply with Section 409A of the Code, and all provisions of the A&R 2020 Omnibus Plan will be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under these rules.

Company Deduction and Section 162(m) of the Code

Section 162(m) of the Code generally limits the federal income tax deduction for compensation paid to "covered employees" (in general, the CEO, the CFO, and the three other most highly-compensated executive officers for the year at issue and any person who was part of that group for any other year beginning after December 31, 2016) to $1,000,000. Thus, certain compensation attributable to awards may be nondeductible to Kraft Heinz due to the application of Section 162(m) of the Code.

Withholding Taxes

Kraft Heinz will generally be required to withhold applicable taxes with respect to any ordinary income recognized by a participant in connection with awards made under the A&R 2020 Omnibus Plan. Whether or not such withholding is required, Kraft Heinz will make such information reports to the Internal Revenue Service as may be required with respect to any income (whether or not that of an employee) attributable to transactions involving awards.

Registration With the SEC

Assuming that stockholders approve the A&R 2020 Omnibus Plan, we intend to file with the SEC a registration statement on Form S-8 covering the additional shares approved in the second quarter of calendar year 2026.

New Plan Benefits

It is not presently possible to determine the dollar value of payments that may be made or the number of awards that may be granted under the A&R 2020 Omnibus Plan in the future, or the individuals who may be selected for such awards because awards under the A&R 2020 Omnibus Plan are made at the discretion of the Compensation Committee.

Existing Plan Benefits

The following table sets forth information with respect to stock options and stock awards that have been granted to our named executive officers and the specified groups set forth below under the A&R 2020 Omnibus Plan as of March 2, 2026.

Name and Principal Position	Stock Options	Stock Awards
Carlos Abrams-Rivera Chief Executive Officer	92,747	552,912
Andre Maciel EVP and Global Chief Financial Officer	44,503	567,108
Pedro Navio EVP and President, North America	119,874	302,951
Cory Onell EVP and Omnichannel Sales and Asian Emerging Markets Officer	3,503	240,942
Angel Willis EVP, Global General Counsel and Corporate Affairs Officer	—	170,747
All current executive officers as a group (9 persons)	94,648	2,713,625
All current non-employee directors as a group (12 persons)	500,000	325,154
Director Nominees		
John T. Cahill	500,000	46,756
Steve Cahillane	—	829,060
Humberto P. Alfonso	—	22,484
L. Kevin Cox	—	—
Lori Dickerson Fouché	—	25,008
Diane Gherson	—	15,887
Mary Lou Kelley	—	—
Elio Leoni Sceti	—	44,659
Tony Palmer	—	—
John C. Pope	—	60,110
Director, executive officer or nominee directors as a group	594,648	3,038,779
All employees (other than executive officers and non-employee directors as a group)	5,560,574	13,536,097

(1) Balances reflected as of March 2, 2026, however, pending CEO forfeitures are reflected in the December 27, 2025 and March 2, 2026 share balances in *Share Information on Equity Compensation Plans as of March 2, 2026.*

Additional Information Regarding Our Equity Compensation Plans

The number of shares to be issued upon exercise or vesting of grants issued under, and the number of shares remaining available for future issuance under our equity compensation plans as of December 27, 2025 were:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted average excise price per share of outstanding options, warrants and rights (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	17,592,364	$42.37	9,884,656
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**17,592,364**		**9,884,656**

(1) Includes the vesting of RSUs and PSUs.



Audit MATTERS

PROPOSAL 4

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Ratify the selection of PricewaterhouseCoopers LLP (“PwC”) as our independent auditors for the fiscal year ending on December 26, 2026.

THE BOARD AND AUDIT COMMITTEE RECOMMEND A VOTE FOR THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS KRAFT HEINZ’S INDEPENDENT AUDITORS FOR 2026.

The Audit Committee and the Board are requesting, as a matter of good corporate governance, that stockholders ratify the selection of PwC as our independent auditors for our fiscal year ended December 26, 2026. PwC has served as our independent auditors since 2015 and served as independent auditors to Heinz and its predecessors prior to the Kraft Heinz Merger since 1979.

Following its review, the Audit Committee and the Board believe that the continued retention of PwC to serve as the Company’s independent auditors is in the best interests of Kraft Heinz and its stockholders for the following reasons:

Experience and Effectiveness	Strong Independence Controls
Valuable Expertise and Experience. PwC’s experience with the Company has given PwC valuable knowledge of our business and operations, accounting policies and practices, and internal control over financial reporting that has enhanced the audit quality.	**Robust Pre-Approval Policies and Limits on Non-Audit Services.** The Audit Committee must pre-approve all audit and non-audit services performed by PwC, including the types of services to be provided and the estimated fees relating to those services.
Audit Effectiveness and Fee Efficiency. PwC’s knowledge of our business and control framework enables it to design effective audit plans that cover key risk areas while capturing cost efficiencies in audit scope and internal control testing.	**Thorough Audit Committee Oversight.** The Audit Committee believes that its oversight, which includes ongoing engagement with PwC and a comprehensive annual review process, mitigates any concerns with PwC’s tenure.
Maintaining Continuity Avoids Disruption. Bringing on a new auditor, without reasonable cause, would require extensive education and a significant period of time for the new auditor to reach a comparable level of knowledge and familiarity with our business and control framework.	**PwC’s Strong Internal Independence Procedures and Regulatory Framework.** PwC conducts periodic internal quality reviews of its audit work and rotates lead partners at least every five years. PwC is also subject to PCAOB inspections, peer reviews, and PCAOB and SEC oversight.

The Audit Committee has the sole authority to appoint our independent auditors, and the Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. However, if our stockholders do not ratify the selection, the Audit Committee may investigate the reasons for our stockholders' rejection and consider whether to retain PwC or appoint another independent auditor. Furthermore, even if the selection is ratified, the Audit Committee may appoint a different independent auditor if, in its discretion, it determines that such a change would be in our and our stockholders' best interests.

We expect that representatives of PwC will be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions from stockholders. For additional information about our independent auditors, including our pre-approval policies and PwC's aggregate fees for 2025 and 2024, see *Selection of Independent Auditors*, *Independent Auditors' Fees and Services*, and *Pre-Approval Policy* below.

SELECTION OF INDEPENDENT AUDITORS

The Audit Committee is responsible for the appointment, compensation, oversight, retention, and termination of our independent auditors. Pursuant to its charter, the Audit Committee has authority to approve all audit engagement fees to be paid to the independent auditors. The Audit Committee selected PwC, a registered public accounting firm, as our independent auditors for 2026.

INDEPENDENT AUDITORS' FEES AND SERVICES

Aggregate fees for professional services rendered by our independent auditors, PwC, for fiscal years 2025 and 2024 are set forth in the table below. All fees include out-of-pockets expenses.

	Fiscal Year Ended	
PwC Fees	**December 27, 2025**	**December 28, 2024**
	($ thousands)	
Audit fees(1)	12,337	13,406
Audit-related fees(2)	191	236
Tax fees(3)	1,350	2,399
All other fees(4)	5	303
TOTAL	**13,883**	**16,344**

(1) **Audit fees** include (a) the audit of our consolidated financial statements, including statutory audits of the financial statements of certain of our affiliates and (b) the reviews of our unaudited condensed consolidated interim financial statements (quarterly financial statements).

(2) **Audit-related fees** include professional services in connection with accounting consultations and procedures related to various other audit and special reports.

(3) **Tax fees** include professional services in connection with tax compliance and advice.

(4) **All other fees** consist principally of cost benchmarking consulting, software license fees related to research and reporting tools, and services to support regulatory requirements.

PRE-APPROVAL POLICY

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services, and other permissible non-audit services. The pre-approval authority details the particular service or category of service that the independent auditors will perform. The Audit Committee's policy also requires management to report at Audit Committee meetings throughout the year on the actual fees charged by the independent auditors for each category of service. The Audit Committee reviews this policy annually.

During the year, circumstances may arise when it may be necessary to engage the independent auditors for additional services not contemplated in the original pre-approval authority. In those instances, the Audit Committee approves the services before we engage the independent auditors. If pre-approval is needed before a scheduled Audit Committee meeting, the Audit Committee delegated pre-approval authority to its Chair. The Chair must report on such pre-approval decisions at the Committee's next regular meeting.

During our 2025 fiscal year, the Audit Committee pre-approved all audit and non-audit services provided by the independent auditors.

AUDIT COMMITTEE REPORT FOR THE FISCAL YEAR ENDED DECEMBER 27, 2025

To our Stockholders:

Management has primary responsibility for Kraft Heinz's financial statements and the reporting process, including the systems of internal control over financial reporting. The role of the Audit Committee of the Kraft Heinz Board of Directors is to oversee Kraft Heinz's accounting and financial reporting processes and audits of its financial statements. In addition, we assist the Board in its oversight of:

- The integrity of Kraft Heinz's financial statements and Kraft Heinz's accounting and financial reporting processes and systems of internal control over financial reporting and safeguarding the Company's assets;
- Kraft Heinz's compliance with applicable legal and regulatory requirements;
- Kraft Heinz's independent auditors' qualifications, independence, and performance;
- The performance of Kraft Heinz's internal auditors and the internal audit function;
- Kraft Heinz's financial matters and financial strategy; and
- Kraft Heinz's guidelines and policies with respect to risk assessment and risk management, including oversight of the Company's information technology and cybersecurity risks.

Our duties include overseeing Kraft Heinz's management, the internal audit department, and the independent auditors in their performance of the following functions, for which they are responsible.

MANAGEMENT

- Preparing Kraft Heinz's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP");
- Establishing and assessing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of Kraft Heinz's internal control over financial reporting.

INTERNAL AUDIT DEPARTMENT

- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

INDEPENDENT AUDITORS

- Auditing Kraft Heinz's financial statements;
- Issuing an opinion about whether the financial statements conform with GAAP; and
- Auditing the effectiveness of Kraft Heinz's internal control over financial reporting.

Periodically, we meet, both independently and collectively, with management, the internal auditors, and the independent auditors, among other things, to:

- Discuss the quality of Kraft Heinz's accounting and financial reporting processes and the adequacy and effectiveness of its internal controls and procedures;
- Review significant audit findings prepared by each of the independent auditors and internal audit department, together with management's responses; and
- Review the overall scope and plans for the current audits by the internal audit department and the independent auditors.

Prior to Kraft Heinz's filing of its Annual Report on Form 10-K for the year ended December 27, 2025 with the SEC, we also:

- Reviewed and discussed the audited financial statements with management;
- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC;
- Discussed with the independent auditors their evaluation of the accounting principles, practices, and judgments applied by management;
- Discussed all other items the independent auditors are required to communicate to the Audit Committee in accordance with applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit Committee concerning independence;
- Received from the independent auditors the written disclosures and the letter required by the PCAOB describing any relationships with Kraft Heinz that may bear on the independent auditors' independence; and
- Discussed with the independent auditors their independence from Kraft Heinz, including reviewing non-audit services and fees to assure compliance with (i) regulations prohibiting the independent auditors from performing specified services that could impair their independence and (ii) Kraft Heinz's and the Audit Committee's policies.

Based upon the reports and discussions described in this report and without other independent verification, and subject to the limitations of our role and responsibilities outlined in this report and in our written charter, we recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in Kraft Heinz's Annual Report on Form 10-K for the year ended December 27, 2025, which was filed with the SEC on February 12, 2026.

AUDIT COMMITTEE



John C. Pope
Chair



Humberto P. Alfonso



John T. Cahill



Lori Dickerson Fouché



Debby Soo



OTHER INFORMATION

INFORMATION REGARDING THE ANNUAL MEETING

1. WHEN AND WHERE IS THE ANNUAL MEETING?

WHEN	WHERE	ONLINE ACCESS
Thursday, May 14, 2026 11:00 a.m. Eastern Time	Live via webcast at **www.virtualshareholdermeeting.com/KHC2026**	Online access will open 15 minutes prior to the start of the Annual Meeting

2. WHO IS ENTITLED TO VOTE AT THE ANNUAL MEETING?

The Board established March 16, 2026 as the record date for the Annual Meeting (the "Record Date"). Stockholders holding shares of our common stock at the close of business on the Record Date are entitled to:

- receive Notice
- attend the Annual Meeting
- vote on all matters that properly come before the Annual Meeting

As of the close of business on the Record Date, there were 1,185,762,305 shares of our common stock outstanding and entitled to vote. Each share is entitled to one vote on each matter to be voted upon at the Annual Meeting.

3. WHAT ARE THE PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING, AND HOW DOES THE BOARD RECOMMEND I VOTE?

	Proposal	Board Recommendation	More Information
1	Election of Directors	**FOR** all nominees	Page 14
2	Advisory Vote to Approve Executive Compensation	**FOR**	Page 44
3	Approval of The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan	**FOR**	Page 84
4	Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2026	**FOR**	Page 94

4. HOW DO I VOTE MY SHARES?

Your vote is important. Even if you plan to attend the live webcast of the Annual Meeting, we encourage you to vote as soon as possible using one of the following methods. Make sure to have your Notice, proxy card, or voting instruction form available and follow the instructions. For additional information on the difference between registered holders and beneficial holders, see Question 6.

	Internet	Telephone	Mail	During the Virtual Meeting
	11:59 p.m. Eastern Time on May 13, 2026	**11:59 p.m. Eastern Time on May 13, 2026**		**Before the polls close at the Annual Meeting on Thursday, May 14, 2026**
Registered Holders	**www.proxyvote.com**	Within the United States and Canada, 1-800-690-6903 (toll-free)	Return a properly executed proxy card received before the polls close at the Annual Meeting on Thursday, May 14, 2026	Attend the Annual Meeting at **www.virtualshareholdermeeting.com/KHC2026** as provided in Question 17, and follow the instructions provided during the Annual Meeting
Beneficial Holders (holders in street name)*	**www.proxyvote.com**	Within the United States and Canada, 1-800-454-8683 (toll-free)	Return a properly executed voting instruction form by mail, depending upon the method(s) your broker, bank, or other nominee makes available	Attend the Annual Meeting at **www.virtualshareholdermeeting.com/KHC2026** as provided in Question 17, and follow the instructions provided during the Annual Meeting

* The availability of Internet and telephone voting may depend on the voting procedures of the organization that holds your shares.

FREQUENTLY ASKED QUESTIONS ABOUT THE ANNUAL MEETING AND VOTING

5. WHY AM I RECEIVING THESE PROXY MATERIALS?

You have received the proxy materials because, as of the Record Date, you directly held, and had the right to vote, shares of Kraft Heinz common stock. In connection with our Board's solicitation of proxies to be voted at the Annual Meeting, we are providing stockholders entitled to vote at the Annual Meeting with this Proxy Statement, our 2025 Annual Report, and a voting ballot (in the form of a proxy card, voting instruction form, or a unique control number that allows you to vote via the Internet or by phone). We refer to these materials collectively as the "proxy materials." The proxy materials provide important information about Kraft Heinz and describe the voting procedures and the matters to be voted on at the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 14, 2026	The Proxy Statement and 2025 Annual Report are available at **ir.kraftheinzcompany.com/financials/annual-reports**

6. WHAT IS THE DIFFERENCE BETWEEN REGISTERED HOLDERS AND BENEFICIAL HOLDERS?

To attend, vote electronically, and submit questions during the meeting, visit the website referenced above and enter the control number included on your Notice, proxy card, or the instructions that accompany your proxy materials. To locate your control number:

VOTING INFORMATION

Registered holder	The control number included on your Notice or proxy card
Beneficial holder whose Notice or voting instruction form indicates that you may vote those shares at www.proxyvote.com	The control number included on your Notice or instruction form
Other beneficial holder	Contact your bank, broker, or other nominee (ideally no less than five days before the Annual Meeting) to obtain a legal proxy

	How You Hold Your Shares	How You Receive the Proxy Materials	How Your Vote Works
Registered Holders	Shares held directly with our transfer agent, Equiniti Trust Company, LLC.	From Broadridge Financial Solutions, Inc.	Instructs the proxies how to vote your shares.
Beneficial Holders (holders in street name)	Shares held indirectly through an account with an institutional or nominee holder of our stock such as a broker or bank who is the record holder of the stock.	From your broker, bank, or other nominee.	Instructs your nominee how to vote your shares, and that nominee in turn instructs the proxies how to vote your shares. If you hold your shares in an employee benefit plan, see Question 7.

7. I AM A CURRENT OR FORMER KRAFT OR KRAFT HEINZ EMPLOYEE AND HAVE INVESTMENTS IN CERTAIN RETIREMENT PLAN ACCOUNTS RELATED TO KRAFT OR KRAFT HEINZ. CAN I VOTE? IF SO, HOW DO I VOTE?

If you are a current or former Kraft or Kraft Heinz employee and have investments in the Kraft Heinz Stock Fund(s) of the Kraft Heinz Savings/Kraft Heinz Union Savings Plans and/or the Kraft Heinz Canada ULC Retirement Savings Plan or you are a participant in the Philip Morris International Deferred Profit-Sharing Plan or the Molson Coors LLC Employees' Retirement & Savings Plan, you are entitled to vote. Your vote directs the plan(s) trustee(s) how to vote the shares allocated to your account(s). Your proxy card, or control number for voting electronically, includes all shares allocated to these account(s).

In order to direct the trustee(s) how to vote the shares held in your account(s), **you must vote these plan shares (whether by Internet, telephone, or mailed proxy card) by 11:59 p.m. Eastern Time on May 11, 2026**. If your voting instructions or proxy card are not received by that time, the trustee(s) will vote the shares allocated to your account(s) in the same proportion as the respective plan shares for which voting instructions have been timely received, unless contrary to the Employee Retirement Income Security Act of 1974 (ERISA). Please follow the instructions for registered holders described in Question 4 to cast your vote. Note, however, that although you may listen to the Annual Meeting via the live webcast, you may not vote any shares you hold in these retirement plan account(s) during the Annual Meeting.

8. HOW IS KRAFT HEINZ DISTRIBUTING PROXY MATERIALS?

We are furnishing proxy materials to our stockholders primarily via "Notice and Access" delivery. On or about April 3, 2026, we mailed to our stockholders (other than those who previously requested email or paper delivery) a Notice containing instructions on how to access the proxy materials via the Internet.

If you receive a Notice by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice instructs you on how to access the proxy materials and vote via a secure website. **If you received a Notice by mail and would like to receive paper copies of our proxy materials in the mail on a one-time or ongoing basis, free of charge, you may follow the instructions in the Notice for making this request**. On or about April 3, 2026, we also emailed and mailed printed copies of our proxy materials to those of our stockholders who previously requested email and paper delivery.

HELP SUPPORT OUR SUSTAINABILITY EFFORTS — CHOOSE ELECTRONIC DELIVERY

We encourage our stockholders to elect to receive future proxy statements, annual reports, and other materials online to help support our sustainability efforts. Electronic delivery limits paper waste and reduces our overall impact on the environment.

Registered Holders

By Internet — **www.proxyvote.com**
By Phone — **1-800-579-1639**
By Email — **sendmaterial@proxyvote.com**
Send a blank email with your control number in the subject line

Beneficial Holders

Contact your bank, broker, or other nominee

9. WHAT IS THE QUORUM REQUIREMENT?

A quorum will be present if a majority of the outstanding shares of our common stock entitled to vote as of the Record Date is represented at the Annual Meeting, either in person or by proxy. Shares of common stock represented in person or by proxy, including abstentions and broker non-votes, will be counted as present for purposes of establishing a quorum. As of the close of business on the Record Date, there were 1,185,762,305 shares of our common stock outstanding and entitled to vote.

10. WHAT VOTE IS NEEDED TO APPROVE EACH OF THE PROPOSALS?

	Proposal	Vote Requirement*	Abstentions	Broker Non-Votes+
1	Election of Directors	Majority ♦	No effect	No effect
2	Advisory Vote to Approve Executive Compensation	Majority	No effect	No effect
3	Approval of The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan	Majority	No effect	No effect
4	Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2026	Majority	No effect	None

* Of votes cast by stockholders entitled to vote thereon who are present in person or represented by proxy at the Annual Meeting.

\+ **Broker Non-Votes.** As described in Question 6, if you are a beneficial holder (hold your shares in street name), your vote instructs your broker, bank, or other nominee, as the holder of record, how to vote your shares. If you do not provide voting instructions to your broker, bank, or other nominee, your nominee will have discretion to vote your shares on routine matters; however, your shares will not be voted on the other (non-routine) matters on the Annual Meeting agenda, resulting in "broker non-votes" with respect to those other (non-routine) matters. Proposal 4. Ratification of the Selection of PricewaterhouseCoopers LLP as our Independent Auditors for 2026 is expected to be the only item on the agenda for the Annual Meeting that is considered routine. These shares will be counted for purposes of establishing a quorum at the Annual Meeting. Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank, or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

♦ **Director Elections.** Our By-Laws provide that, to be elected at this Annual Meeting, a director nominee must receive more votes FOR than votes AGAINST. Abstentions and broker non-votes are not considered as votes FOR or votes AGAINST the nominees and will have no effect on the election of directors.

In an uncontested election, our Corporate Governance Guidelines provide if an incumbent director nominated for re-election receives a greater number of votes AGAINST election than votes FOR election, the director must tender their resignation offer to the Governance Committee for its consideration. The Governance Committee then recommends to the Board whether to accept the resignation offer. The director will continue to serve until the Board decides whether to accept the resignation offer but will not participate in the Governance Committee's recommendation or the Board's action regarding whether to accept the resignation offer. The Board will publicly disclose its decision and rationale within 90 days after certification of the election results.

In contested elections, the voting standard is a plurality of votes cast.

If any director nominee becomes unable or unwilling to serve as a director between the date of this Proxy Statement and the Annual Meeting, which we do not anticipate, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.

11. MAY I CHANGE OR REVOKE MY VOTE?

Registered Holders	Any subsequent vote you cast will replace your earlier vote. This applies whether you vote by Internet, telephone, mailing a proxy card, or voting electronically during the Annual Meeting.	Alternatively, you may revoke your proxy by submitting a written revocation to: The Kraft Heinz Company Attention: Corporate Secretary 200 East Randolph Street Suite 7600 Chicago, Illinois 60601
Beneficial Holders (holders in street name)	You must contact your broker, bank, or other nominee for specific instructions on how to change or revoke your vote.	

12. WHO BEARS THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETING?

This solicitation is made by the Board on behalf of Kraft Heinz. Kraft Heinz bears the cost of soliciting your vote. Our directors, officers, or employees may solicit proxies or votes in person, by telephone, or by electronic communication. They will not receive any additional compensation for these solicitation activities. We have hired Sodali & Co, 333 Ludlow Street, 5th Floor, South Tower, Stamford, Connecticut 06902, to distribute and solicit proxies. We will pay Sodali & Co a fee of $17,500, plus reasonable expenses, for these services. We may also enlist the help of banks, brokers, and other nominee holders in soliciting proxies for the Annual Meeting from their customers (i.e., beneficial holders) and reimburse those firms for related out-of-pocket expenses.

13. WHAT IS "HOUSEHOLDING"?

Unless you advised otherwise, if you are a beneficial holder and other residents at your mailing address share the same last name and also own shares of Kraft Heinz common stock in an account at the same broker, bank, or other nominee, your nominee delivered a single Notice or set of proxy materials to your address. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing and postage costs, and helps the environment. Stockholders who participate in householding continue to receive separate voting instruction cards and control numbers for voting electronically.

If you wish to receive a separate copy of the Notice or proxy materials, now or in the future, you should submit a request as follows and the materials will be delivered promptly:

Broadridge Financial Solutions, Inc.
Householding Department
51 Mercedes Way
Edgewood, New York 11717

1-866-540-7095

Beneficial holders sharing an address who are receiving multiple copies of the proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank, or other nominee to make this request.

14. ARE MY VOTES CONFIDENTIAL?

Yes. Your votes will not be disclosed to our directors, officers, or employees, except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against us;
- in the case of a contested proxy solicitation;
- if you provide a comment with your proxy or otherwise communicate your vote to us outside of the normal procedures; or
- as necessary to allow the inspector of election to certify the results.

15. WHO COUNTS THE VOTES?

Broadridge Financial Solutions, Inc. will receive and tabulate the proxies, and a representative of Broadridge Financial Solutions, Inc. will act as the inspector of election and certify the results.

16. HOW DO I FIND OUT THE VOTING RESULTS?

We will disclose the final voting results in a Current Report on Form 8-K to be filed with the SEC on or before May 20, 2026. It will be available on our website at **ir.kraftheinzcompany.com/financials/sec-filings** and on the SEC's website at **www.sec.gov**.

17. HOW CAN I ATTEND THE ANNUAL MEETING?

To Attend the Annual Meeting	• Visit the meeting login page at **www.virtualshareholdermeeting.com/KHC2026**. • Enter the control number included on your Notice, proxy card, or voting instruction form, or otherwise provided by your bank, broker, or other nominee as described below. **Registered Holders**: Use the control number included on the Notice or proxy card. **Beneficial Holders (hold your shares in street name):** If your Notice or voting instruction form indicates that you may vote your shares at **www.proxyvote.com**, you will use the control number indicated on your Notice or instruction form. Otherwise, you should contact your bank, broker, or other nominee (ideally no less than five days before the Annual Meeting) to obtain a legal proxy. If you have any questions about your control number or how to obtain one, please contact your bank, broker, or other nominee. Online access will open 15 minutes prior to the start of the Annual Meeting. You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.
To Listen to the Annual Meeting *(without a control number or legal proxy)*	• Visit **www.virtualshareholdermeeting.com/KHC2026** and register as a guest. You will not be able to vote or ask questions during the Annual Meeting.
For Help with Difficulties Accessing the Annual Meeting	• Call 1-844-986-0822 (United States) or 1-303-562-9302 (International) for assistance. The technical support phone lines will be available beginning approximately 15 minutes before the Annual Meeting.

18. HOW CAN I SUBMIT QUESTIONS?

During the Annual Meeting	• Visit **www.virtualshareholdermeeting.com/KHC2026**. • Enter the control number included on your Notice, proxy card, or voting instruction form, or otherwise provided by your bank, broker, or other nominee (as described in Question 17). • Type your question into the "Ask a Question" field and click "Submit."

Only stockholders with a valid control number will be allowed to ask questions. We will try to answer as many stockholder questions as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to Annual Meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

STOCKHOLDER PROPOSALS

We presently anticipate that the 2027 Annual Meeting of Stockholders will be held on or about May 13, 2027.

Stockholder Proposals	Description	Deadline *Date and time by which Kraft Heinz must receive written notice of the nomination or proposal*	Additional Requirements
To include a proposal in our 2027 Proxy Statement	Under SEC Rule 14a-8, a stockholder may submit a proposal for possible inclusion in the proxy statement for our 2027 Annual Meeting of Stockholders by delivering written notice to Kraft Heinz at the address below	By the close of business on December 4, 2026	The information required by Rule 14a-8
To nominate a candidate for election as a director or submit a proposal for consideration at our 2027 Annual Meeting of Stockholders	Under our By-Laws, a stockholder may nominate a candidate for election as a director or propose business for consideration at our 2027 Annual Meeting of Stockholders by delivering written notice to Kraft Heinz at the address below	Between the close of business on December 15, 2026 and the close of business on January 14, 2027. We generally must receive written notice no later than 120 days, and no earlier than 150 days, before the first anniversary of the preceding year's annual meeting. If we change the date of an annual meeting by more than 30 days before or more than 60 days after the date of the previous year's annual meeting, then we must receive this written notice no later than 120 days, and no earlier than 150 days, before the date of that annual meeting or, if the first public announcement of the date of an annual meeting is less than 120 days prior to the date of such annual meeting, then we must receive this written notice no later than the 10th day following the day on which public announcement of the date of such annual meeting is first made by us.	The information required by our By-Laws, Article II, Section 6(c) and Rule 14a-19 (for nominees to be included on our proxy card)

MAIL TO:

The Kraft Heinz Company
Attention: Corporate Secretary
200 East Randolph Street
Suite 7600
Chicago, Illinois 60601

Our By-Laws are available on our website as provided under Governance—*Other Governance Policies and Practices—Governance Documents —Corporate Governance Materials Available on Our Website*. You may also obtain a copy of our By-Laws from our Corporate Secretary by written request to the above address.

OTHER MATTERS

We do not know of any matters, other than those described in this Proxy Statement, that may be presented for action at the Annual Meeting. If any other matters properly come before the Annual Meeting, your proxy gives authority to the persons designated as proxies to vote in accordance with their best judgment. The Chair of the Annual Meeting may refuse to allow the presentation of a proposal or a nomination for the Board at the Annual Meeting if it is not properly submitted.



Appendix A
Non-GAAP Financial Measures

We report our financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In addition, management uses certain non-GAAP financial measures to assist in comparing the Company's performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes do not directly reflect the Company's underlying operations.

The non-GAAP financial measures provided in this Proxy Statement should be viewed in addition to, and not as an alternative for, results prepared in accordance with GAAP. The non-GAAP financial measures presented may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define these non-GAAP financial measures in the same way. These measures are not substitutes for their comparable GAAP financial measures.

The following information for Organic Net Sales, Adjusted Operating Income, Adjusted Net Income, Adjusted EPS, Free Cash Flow, Free Cash Flow Conversion, and Net Leverage is provided to reconcile these non-GAAP financial measures, which are disclosed in this Proxy Statement, to their most comparable GAAP measures. The Company believes:

- **Organic Net Sales, Adjusted Operating Income, Adjusted Net Income, and Adjusted EPS** provide important comparability of underlying operating results, allowing investors and management to assess the Company's operating performance on a consistent basis; and
- **Free Cash Flow, Free Cash Flow Conversion, and Net Leverage** provide measures of the Company's core operating performance, the cash-generating capabilities of the Company's business operations, and are factors used in determining the Company's borrowing capacity and the amount of cash available for debt repayments, dividends, acquisitions, share repurchases, and other corporate purposes.

Management believes that presenting the Company's non-GAAP financial measures is useful to investors because it (i) provides investors with meaningful supplemental information regarding financial performance by excluding certain items, (ii) permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate historical performance, and (iii) otherwise provides supplemental information that may be useful to investors in evaluating the Company's results. The Company believes that the presentation of these non-GAAP financial measures, when considered together with the corresponding GAAP financial measures and the reconciliations to those measures, provides investors with additional understanding of the factors and trends affecting the Company's business than could be obtained absent these disclosures.

ORGANIC NET SALES

Organic Net Sales is defined as net sales excluding, when they occur, the impact of currency, acquisitions and divestitures, and a 53rd week of shipments. The Company calculates the impact of currency on net sales by holding exchange rates constant at the previous year's exchange rate, with the exception of highly inflationary subsidiaries, for which the Company calculates the previous year's results using the current year's exchange rate.

Reconciliation of Net Sales to Organic Net Sales for the Year Ended
(dollars in millions)
(Unaudited)

	Net Sales	Currency	Acquisitions and Divestitures	Organic Net Sales
December 27, 2025	$24,942	$53		$24,889
December 28, 2024	$25,846	$80	$10	$25,756
Year-over-year change	(3.5%)			(3.4%)

ADJUSTED OPERATING INCOME

Adjusted Operating Income is defined as operating income/(loss) excluding, when they occur, the impacts of restructuring activities, deal costs, separation costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters.

Reconciliation of Operating Income/(Loss) to Adjusted Operating Income
(dollars in millions)
(Unaudited)

	For the Year Ended				
	December 27, 2025	December 28, 2024	December 30, 2023	December 31, 2022	December 25, 2021
Operating income/(loss)	(4,669)	1,683	4,572	3,634	3,460
Restructuring activities	13	27	60	74	84
Deal costs	—	—	—	9	11
Unrealized losses/(gains) on commodity hedges	35	(19)	1	63	17
Separations costs	60	—	—	—	—
Impairment losses	9,306	3,669	662	999	1,634
Certain non-ordinary course legal and regulatory matters	—	—	2	210	62
Adjusted Operating Income	$4,745	$5,360	$5,297	$4,989	$5,268

ADJUSTED EPS/ADJUSTED NET INCOME

Adjusted EPS and Adjusted Net Income/(Loss) are defined as gross profit, net income/(loss), and diluted earnings per share, respectively, excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, losses/(gains) on the sale of a business, other losses/(gains) related to acquisitions and divestitures (e.g., tax and hedging impacts), nonmonetary currency devaluation (e.g., remeasurement gains and losses), debt prepayment and extinguishment (benefit)/costs, and certain significant discrete income tax items, and including when they occur, adjustments to reflect preferred stock dividend payments on an accrual basis.

Reconciliation of GAAP Results to Non-GAAP Results

(dollars in millions)

(Unaudited)

For the Year Ended

December 27, 2025

	Gross profit	Selling, general and administrative expenses	Operating income/ (loss)	Interest expense	Other expense/ (income)	Income/ (loss) before income taxes	Provision for/ (benefit from) income taxes	Net income/ (loss)	Net income/ (loss) attributable to noncontrolling interest	Net income/ (loss) attributable to common shareholders	Diluted EPS
GAAP Results	$8,309	$12,978	$(4,669)	$947	$(171)	$(5,445)	$403	$(5,848)	$(2)	$(5,846)	$(4.93)
Items Affecting Comparability											
Restructuring activities	1	(12)	13	—	(8)	21	3	18	—	18	0.02
Unrealized losses/(gains) on commodity hedges	35	—	35	—	—	35	9	26	—	26	0.02
Impairment losses	—	(9,306)	9,306	—	—	9,306	624	8,682	—	8,682	7.31
Separation costs	—	(60)	60	—	—	60	7	53	—	53	0.05
Losses/(gains) on sale of business	—	—	—	—	(42)	42	—	42	—	42	0.04
Nonmonetary currency devaluation	—	—	—	—	(34)	34	—	34	—	34	0.03
Certain significant discrete income tax items	—	—	—	—	—	—	(73)	73	—	73	0.06
Adjusted Non-GAAP Results	$8,345		$4,745					$3,080			$2.60

	For the Year Ended December 28, 2024										
	Gross profit	**Selling, general and administrative expenses**	**Operating income/ (loss)**	**Interest expense**	**Other expense/ (income)**	**Income/ (loss) before income taxes**	**Provision for/ (benefit from) income taxes**	**Net income/ (loss)**	**Net income/ (loss) attributable to noncontrolling interest**	**Net income/ (loss) attributable to common shareholders**	**Diluted EPS**
GAAP Results	$8,968	$7,285	$1,683	$912	$(85)	$856	$(1,890)	$2,746	$2	$2,744	$2.26
Items Affecting Comparability											
Restructuring activities	8	(19)	27	—	7	20	2	18	—	18	0.01
Unrealized losses/(gains) on commodity hedges	(19)	—	(19)	—	—	(19)	(4)	(15)	—	(15)	(0.01)
Impairment losses	—	(3,669)	3,669	—	—	3,669	533	3,136	—	3,136	2.58
Separation costs	—	—	—	—	—	—	—	—	—	—	—
Losses/(gains) on sale of business	—	—	—	—	(81)	81	21	60	—	60	0.05
Nonmonetary currency devaluation	—	—	—	—	(16)	16	—	16	—	16	0.01
Certain significant discrete income tax items	—	—	—	—	—	—	2,239	(2,239)	—	(2,239)	(1.84)
Adjusted Non-GAAP Results	$8,957		$5,360					$3,722			$3.06

FREE CASH FLOW/FREE CASH FLOW CONVERSION

Free Cash Flow is defined as net cash provided by/(used for) operating activities less capital expenditures. Free Cash Flow Conversion is defined as Free Cash Flow divided by Adjusted Net Income/(Loss). The use of this non-GAAP measure does not imply or represent the residual cash flow for discretionary expenditures since the Company has certain non-discretionary obligations such as debt service that are not deducted from the measure.

Reconciliation of Net Cash Provided By/(Used for) Operating Activities to Free Cash Flow for the Year Ended
(in millions)
(Unaudited)

	December 27, 2025	**December 28, 2024**
Net Cash Provided by/(used for) Operating Activities	$4,462	$4,184
Capital expenditures	(801)	(1,024)
Free Cash Flow	$3,661	$3,160
Adjusted Net Income/(Loss)	$3,080	$3,722
Free Cash Flow Conversion	119%	85%

NET LEVERAGE

Net Leverage is defined as debt less cash, cash equivalents and short-term investments divided by Adjusted EBITDA. Adjusted EBITDA is defined as net income/(loss) from continuing operations before interest expense, other expense/(income), provision for/(benefit from) income taxes, and depreciation and amortization (excluding restructuring activities); in addition to these adjustments, the Company excludes, when they occur, the impacts of divestiture-related license income, restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, and equity award compensation expense (excluding restructuring activities).

Reconciliation of Net Income/(Loss) to Adjusted EBITDA for the 12 Months Ended December 27, 2025
(in millions)
(Unaudited)

Net income/(loss)	$(5,848)
Interest expense	947
Other expense/(income)	(171)
Provision for/(benefit from) income taxes	403
Operating income/(loss)	(4,669)
Depreciation and amortization (excluding restructuring activities)	967
Divestiture-related license income	(52)
Restructuring activities	13
Separation Costs	60
Unrealized losses/(gains) on commodity hedges	35
Impairment losses	9,306
Equity award compensation expense	95
Adjusted EBITDA	$5,755
Current portion of long-term debt	1,908
Long-term debt	19,311
Less: Cash and cash equivalents	(2,615)
Less: Short Term Investments	(1,060)
	$17,544
Net Leverage	3.0



Appendix B

The Kraft Heinz Company
Amended and Restated 2020 Omnibus Incentive Plan

SECTION 1. Purpose. The purpose of The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan is to attract, retain and reward those employees, directors and other individuals who are expected to contribute significantly to the success of the Company and its Subsidiaries, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Company's stockholders and, in general, to further the best interests of the Company and its stockholders.

SECTION 2. Definitions. As used in the Plan, the following terms shall have the meanings set forth below:

"**Act**" shall mean the Securities Exchange Act of 1934. Reference to a specific section of the Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

"**Affiliate**" shall mean, as to any person or entity, any other person or entity that, directly or indirectly, controls, is controlled by or is under common control with, such person or entity, or any person or entity in which any other person or entity has a significant equity interest, in either case as determined by the Committee.

"**Applicable Exchange**" means NASDAQ or any other national stock exchange or quotation system on which the Shares may be listed or quoted.

"**Award**" shall mean any Option, SAR, award of Restricted Stock, Restricted Stock Units, Deferred Stock, annual or long-term Performance Award, Other Stock-Based Award or Cash-Based Award granted under the Plan, which may be denominated or settled in Shares, cash or in such other forms as provided for herein or determined by the Committee from time to time in its sole discretion.

"**Award Agreement**" shall mean an agreement (whether in written or electronic form) or other instrument or document evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

"**Berkshire**" shall mean Berkshire Hathaway Inc. and its Affiliates.

"**Blackout Period**" means a period when a Participant is prohibited from trading in the Company's securities pursuant to securities regulatory requirements or the Company's insider trading policy or other applicable policy or requirement of the Company.

"**Board**" shall mean the Board of Directors of the Company.

"**Cause**" shall mean, for any Participant, the meaning given to such term in an employment agreement or Award Agreement, or in the absence of an employment agreement or Award Agreement (or if an employment agreement or Award Agreement does not define such term or a similar term) it shall mean with respect to such Participant any of the following: (i) the continued failure of such Participant to perform any portion of his or her duties, (ii) intentional misconduct by such Participant which is or is likely to be injurious to the Company or any of its Subsidiaries, monetarily or otherwise, (iii) such Participant's indictment for, or conviction of, a felony (including a plea of nolo contendere), (iv) such Participant's negligent performance of his or her duties, (v) any material breach by such Participant of the terms of the Plan, an Award Agreement, an employment agreement or any other agreement with the Company or any of its Subsidiaries to which such Participant is a party, (vi) a violation of the Company's written policies regarding ethical business practices or any other serious

violation of any written policy of the Company or any of its Subsidiaries; provided that in all instances "Cause" shall include a Participant's resignation in circumstances where Cause (as defined herein or if applicable, in an employment agreement or Award Agreement) exists.

"**Cash-Based Award**" means an Award granted pursuant to Section 12(b) of the Plan and payable in cash at such time or times and subject to such terms and conditions as determined by the Committee in its sole discretion.

"**Change in Control**" shall mean the occurrence of:

(i) any "person" (as defined in Section 13(d) of the Act) (other than Berkshire, the Company, its Affiliates or an employee benefit plan or trust maintained by the Company or its Affiliates, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Shares of the Company) becoming the "beneficial owner" (as defined in Rule 13d-3 under the Act), directly or indirectly, of more than 50% of the combined voting power of the Company's then outstanding securities;

(ii) the consummation of a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power or the total fair market value of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation;

(iii) during any period of 24 consecutive calendar months, individuals who were directors of the Company on the first day of such period (the "**Incumbent Directors**") cease for any reason to constitute a majority of the Board; provided, however, that any individual becoming a director subsequent to the first day of such period whose election, or nomination for election, by the Company's stockholders was approved by a vote of at least a majority of the Incumbent Directors shall be considered as though such individual were an Incumbent Director, but excluding, for purposes of this proviso, any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a "person" (as used in Section 13(d) of the Act), in each case other than the Board; or

(iv) a complete liquidation or dissolution of the Company or the consummation of any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Company; other than such liquidation, sale or disposition to a person or persons who beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities of the Company at the time of the sale.

Notwithstanding the foregoing, with respect to any Award that is characterized as "nonqualified deferred compensation" within the meaning of Section 409A of the Code, an event shall not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a "change in ownership," a "change in effective control" or a "change in the ownership of a substantial portion of the assets" of the Company within the meaning of Section 409A of the Code.

"**Code**" shall mean the Internal Revenue Code of 1986. Any reference to any section of the Code shall also be a reference to any successor provision and any treasury regulation promulgated thereunder.

"**Committee**" shall mean the Human Capital and Compensation Committee of the Board or such other committee as may be designated by the Board. If the Board does not designate the Committee, references herein to the "Committee" shall refer to the Board.

"**Company**" shall mean The Kraft Heinz Company.

"**Consultant**" means a person or corporation engaged by the Company to provide Services for an initial, renewable or extended period of 12 months or more.

"**Deferred Stock**" shall mean a right to receive Shares or other Awards or a combination thereof at the end of a specified deferral period granted under Section 9.

"**Dividend Equivalent**" means a right, granted to a Participant under the Plan, to receive cash, shares, other Awards or other property equal in value to dividends paid with respect to Shares.

"**Effective Date**" shall mean the date of the Plan's approval by the Board, subject to the approval of the Plan by the stockholders of the Company.

"**Fair Market Value**" means, except as otherwise provided in the applicable Award Agreement, (i) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee and (ii) with respect to Shares, as of any date, (A) the closing per-share sales price of Shares as reported by the Applicable Exchange for such stock exchange for such date or the prior trading day or, if there were no sales on such dates, on the closest preceding date on which there were sales of Shares or (B) in the event there shall be no public market for the Shares on such date, the fair market value of the Shares as determined in good faith by the Committee.

"**Incentive Stock Option**" shall mean an option representing the right to purchase Shares from the Company, granted under and in accordance with the terms of Section 6, that is intended to be and is designated as an "Incentive Stock Option" within the meaning of Section 422 of the Code.

"**NASDAQ**" means the National Association of Securities Dealers Automatic Quotation System.

"**Non-Qualified Stock Option**" shall mean an option representing the right to purchase Shares from the Company, granted under and in accordance with the terms of Section 6, that is not an Incentive Stock Option.

"**Option**" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

"**Other Stock-Based Award**" means an Award granted pursuant to Section 12(a) of the Plan.

"**Participant**" shall mean the recipient of an Award granted under the Plan.

"**Performance Award**" means an Award granted pursuant to Section 10 of the Plan.

"**Performance Formula**" means, for a Performance Period, one or more formula(e) applied against the relevant Performance Goal to determine, with regard to the Performance Award of a particular Participant, whether all, some portion but less than all, or none of such Award has been earned for the Performance Period.

"**Performance Goals**" means goals established by the Committee as contingencies for Awards to vest and/or become exercisable or distributable based on one or more of the performance goals set forth in Exhibit A hereto.

"**Performance Period**" means the period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any Performance Goals specified by the Committee with respect to such Award are measured or must be satisfied.

"**Plan**" shall mean The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan, as the same may be amended from time to time.

"**Release**" means a form release agreement developed by the Company which release shall have such terms as the Company may prescribe, including without limitation, a provision requiring submission of any disputes to mandatory arbitration; provided, however, that a Participant's execution and nonrevocation of a Release timely delivered to the Company pursuant to the Amended and Restated Severance Pay Plan for Salaried Employees or the Change in Control Severance Plan shall be sufficient to satisfy the Release condition set

forth in Section 14. Any Release prescribed by the Company shall be required to be timely signed and returned to the Company as a condition of receiving the applicable benefits under the Plan. A Release shall be considered timely only to the extent that it is returned to the Company within the time period specified by the Company.

"**Restricted Stock**" shall mean any Share granted under Section 8.

"**Restricted Stock Unit**" shall mean a contractual right granted under Section 8 that is denominated in Shares. Each Restricted Stock Unit represents a right to receive one Share or the value of one Share upon the terms and conditions set forth in the Plan and the applicable Award Agreement.

"**Rule 16b-3**" means Rule 16b-3 under Section 16(b) of the Act as then in effect or any successor provision.

"**SAR**" or "**Stock Appreciation Right**" shall mean any right granted to a Participant pursuant to Section 7 to receive, upon exercise by the Participant, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the right on the date of grant, or if granted in connection with an outstanding Option on the date of grant of the related Option, as specified by the Committee in its sole discretion, which, except in the case of Substitute Awards or in connection with an adjustment provided in Section 5(d), shall not be less than the Fair Market Value of one Share on such date of grant of the right or the related Option, as the case may be.

"**Securities Act**" means the Securities Act of 1933 and all rules and regulations promulgated thereunder. Reference to a specific section of the Securities Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

"**Service**" shall mean the active performance of services for the Company or a Subsidiary by an individual who is an employee, director or consultant of the Company or a Subsidiary. Notwithstanding the foregoing, with respect to any Award that is characterized as "nonqualified deferred compensation" within the meaning of Section 409A of the Code, an event shall not be considered to be a termination of "Service" under the Plan for purposes of payment of such Award unless such event is also a "separation from service" within the meaning of Section 409A of the Code.

"**Shares**" shall mean shares of the common stock of the Company.

"**Subsidiary**" shall mean any corporation of which stock representing at least 50% of the ordinary voting power is owned, directly or indirectly, by the Company.

"**Substitute Awards**" shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

"**Transfer**" means: (i) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in any entity), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (ii) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in any entity) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law). "**Transferred**" and "**Transferable**" shall have a correlative meaning.

"**Unrestricted Pool**" means a number of Shares equal to 5% of the total number of Shares available for issuance set forth in Section 5.

SECTION 3. Eligibility.

(a) Any employee, director, Consultant or other advisor of, or any other individual who provides Services to, the Company or any Subsidiary, shall be eligible to be selected to receive an Award under the Plan. Notwithstanding the foregoing, only eligible employees of the Company, its subsidiaries and its parent (as determined in accordance with Section 422(b) of the Code) are eligible to be granted

Incentive Stock Options under the Plan. Eligibility for the grant of Awards and actual participation in the Plan shall be determined by the Committee in its sole discretion.

(b) An individual who has agreed to accept employment by the Company or a Subsidiary shall be deemed to be eligible for Awards hereunder as of the date of such acceptance; provided that vesting and exercise of Awards granted to such individual are conditioned upon such individual actually becoming an employee of the Company or a Subsidiary.

(c) Holders of Options and other types of Awards granted by a company acquired by the Company or with which the Company combines are eligible for grant of Substitute Awards hereunder.

SECTION 4. Administration.

(a) The Plan shall be administered by the Committee. The Committee shall be appointed by the Board and shall consist of two or more non-employee directors. To the extent required by applicable law, rule or regulation, it is intended that each member of the Committee shall (i) qualify as a "non-employee director" under Rule 16b-3 and (ii) meet the independence requirements of the Applicable Exchange. The Board may designate one or more directors as alternate members of the Committee who may replace any absent or disqualified member at any meeting of the Committee. The Committee may delegate to one or more officers of the Company the authority to grant Awards except that such delegation shall not be applicable to any Award for a person then covered by Section 16 of the Act. The Committee may issue rules and regulations for administration of the Plan. The Committee shall meet at such times and places as it may determine.

(b) Subject to Section 16 of the Plan, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and the rules of the Applicable Exchange), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions. To the extent applicable, the Plan is intended to comply with the applicable requirements of Rule 16b-3, and the applicable provisions of the Plan shall be limited, construed and interpreted in a manner so as to comply therewith.

(c) Subject to the terms of the Plan and applicable law and the rules of the Applicable Exchange and in addition to those authorities provided in Section 4(b), the Committee (or its delegate) shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder, including, but not limited to, (A) the exercise or purchase price (if any), (B) any restriction or limitation, (C) any vesting schedule or (D) any forfeiture restrictions or waiver thereof, regarding any Award and the Shares relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, or other Awards, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee, taking into consideration the requirements of Section 409A of the Code; (vii) determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award; (viii) to determine whether an Option is an Incentive Stock Option or Non-Qualified Stock Option; (ix) to modify, extend or renew an Award; provided, however, that such action does not subject the Award to Section 409A of the Code without the consent of the Participant; (x) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (xi) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate

for the proper administration of the Plan; (xii) accelerate the vesting or exercisability of, or lapse of restrictions on, any Award at any time; (xiii) amend an outstanding Award or grant a replacement Award for an Award previously granted under the Plan if, in its sole discretion, the Committee determines that (A) the tax consequences of such Award to the Company or the Participant differ from those consequences that were expected to occur on the date the Award was granted or (B) clarifications or interpretations of, or changes to, tax law or regulations permit Awards to be granted that have more favorable tax consequences than initially anticipated; and (xiv) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(d) In no event shall any Award (other than Cash-Based Awards) provide for vesting earlier than one year following the applicable grant date, except that Awards relating to a number of Shares not to exceed the Unrestricted Pool shall not be subject to this minimum vesting requirement.

(e) All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, the stockholders and the Participants.

SECTION 5. Shares Available for Awards; Per Person Limitations.

(a) Subject to adjustment as provided below, the maximum number of Shares available for issuance under the Plan is 70,000,000 Shares (“**Plan Share Limit**”). The maximum number of these reserved Shares with respect to which Incentive Stock Options may be granted under the Plan shall be 70,000,000 (“**Plan ISO Limit**”). Each Share with respect to which an Option or stock-settled SAR is granted under the Plan shall reduce the aggregate number of Shares that may be delivered under the Plan by one Share and each Share with respect to which any other Award denominated in Shares is granted under the Plan shall reduce the aggregate number of Shares that may be delivered under the Plan by one Share. With respect to Stock Appreciation Rights settled in Shares, each Share with respect to which such stock-settled SAR is exercised shall be counted as one Share against the maximum aggregate number of Shares that may be delivered pursuant to Awards granted under the Plan as provided above, regardless of the number of Shares actually delivered upon settlement of such stock-settled SAR. If any Option, Stock Appreciation Right, Restricted Stock Unit or Other Stock-Based Award granted under the Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of Shares subject to such Award that were not issued with respect to such Award shall again be available for the purpose of Awards under the Plan without reducing the number of Shares that remain available for issuance. If any shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in Shares awarded under the Plan to a Participant are forfeited for any reason, the number of forfeited shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in Shares shall again be available for purposes of Awards under the Plan. Any Award under the Plan settled in cash shall not be counted against the foregoing maximum share limitations. For the avoidance of doubt, no Shares that are surrendered, withheld or tendered to the Company in payment of the exercise price of an Option or any taxes required to be withheld in respect of any Award shall again become available to be delivered pursuant to Awards granted under the Plan.

(b) Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Company.

(c) The following individual Participant limitations shall apply:

(i) The maximum number of Shares subject to (x) any Award of Options or Stock Appreciation Rights or (y) any Award of Restricted Stock, Restricted Stock Units or Other Stock-Based Awards which may be granted under the Plan during any fiscal year of the Company to any Participant shall be 2,000,000 Shares individually for any such type or in the aggregate (the “**Annual Individual Plan Share Limit**”). If a Stock Appreciation Right is granted in tandem with an Option, it shall apply against the Participant’s individual share limitations for both Stock Appreciation Rights and Options.

(ii) In the case of Awards that are settled in cash based on the Fair Market Value of a Share, the maximum aggregate amount of cash that may be paid pursuant to Awards granted in any fiscal year of the Company under the Plan shall be equal to the per-Share Fair Market Value as of the relevant vesting, payment or settlement date multiplied by the Annual Individual Plan Share Limit.

(d) Changes:

(i) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize (A) any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, (B) any merger or consolidation of the Company or any Affiliate, (C) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Shares, (D) the dissolution or liquidation of the Company or any Affiliate, (E) any sale or transfer of all or part of the assets or business of the Company or any Affiliate or (F) any other corporate act or proceeding.

(ii) Subject to the provisions of Section 5(d)(iv), if there shall occur any such change in the capital structure of the Company by reason of any stock split, reverse stock split, stock dividend, extraordinary dividend, subdivision, combination or reclassification of shares that may be issued under the Plan, any recapitalization, any merger, any consolidation, any spin off, any reorganization or any partial or complete liquidation, or any other corporate transaction or event having an effect similar to any of the foregoing (a "**Corporate Event**"), then the Committee shall appropriately adjust (A) the number and/or kind of shares that thereafter may be issued under the Plan, (B) the number and/or kind of shares or other property (including cash) to be issued upon exercise of an outstanding Award granted under the Plan, and/or (C) the purchase price thereof. In addition, subject to Section 5(d)(iv), if there shall occur any change in the capital structure or the business of the Company that is not a Corporate Event (an "**Other Extraordinary Event**"), including by reason of any ordinary dividend (whether cash or stock), any conversion, any adjustment, any issuance of any class of securities convertible or exercisable into, or exercisable for, any class of stock, or any sale or transfer of all or substantially all of the Company's assets or business, then the Committee, in its sole discretion, may adjust any Award and make such other adjustments to the Plan. Any adjustment pursuant to this Section 5(d) shall be consistent with the applicable Corporate Event or the applicable Other Extraordinary Event, as the case may be, and in such manner as the Committee may, in its sole discretion, deem appropriate and equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under the Plan. Any such adjustment determined by the Committee shall be final, binding and conclusive on the Company and all Participants and their respective heirs, executors, administrators, successors and permitted assigns. Except as expressly provided in this Section 5(d) or in the applicable Award Agreement, a Participant shall have no rights by reason of any Corporate Event or any Other Extraordinary Event.

(iii) Fractional shares of Shares resulting from any adjustment in Awards pursuant to Section 5(d)(i) or Section 5(d)(ii) shall be aggregated until, and eliminated at, the time of exercise by rounding-down for fractions less than one-half and rounding-up for fractions equal to or greater than one-half. No cash settlements shall be made with respect to fractional shares eliminated by rounding. Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

(iv) In the event of a merger or consolidation of the Company or in the event of any transaction that results in the acquisition of substantially all of the Company's outstanding Shares by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of all or substantially all of the Company's assets (all of the foregoing being referred to as an "**Acquisition Event**"), then the Committee may, in its sole discretion, terminate all outstanding and unexercised Options, Stock Appreciation Rights, or any Other Stock-Based Award that provides for a Participant elected exercise, effective as of the date of the Acquisition Event, by (A) cashing-out such Awards upon the date of consummation of the Acquisition Event by providing for a cash payment to the holder of such Awards, including in the case of an outstanding Option or SAR, a cash payment to the holder of such Option or SAR in consideration for the cancelation of such Option or SAR in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the Shares subject to such Option or SAR over the aggregate exercise price of such Option or SAR, (B) cancelling or terminating any Option or SAR having a per-Share exercise price equal to, or in excess of, the Fair Market Value of a share subject to such Option or SAR without any payment or consideration therefor or (C) providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards, or delivering notice of termination to each Participant at least 5 days prior to the date of consummation of the Acquisition Event, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Acquisition Event, each such Participant shall have the right to exercise in full all of such Participant's Awards that are then outstanding (without regard to any limitations on exercisability otherwise contained in the

Award Agreements), but any such exercise shall be contingent on the occurrence of the Acquisition Event, and, provided that, if the Acquisition Event does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void. If an Acquisition Event occurs but the Committee does not terminate the outstanding Awards pursuant to this Section 5(d)(iv), then the provisions of Section 5(d)(ii) and Section 14 shall apply.

(e) Shares underlying Substitute Awards and Shares underlying awards that can only be settled in cash shall not reduce the number of Shares remaining available for issuance under the Plan.

(f) Notwithstanding any provision of the Plan to the contrary, if authorized but previously unissued Shares are issued under the Plan, such shares shall not be issued for a consideration that is less than as permitted under applicable law and the rules of the Applicable Exchange.

(g) The total compensation paid to any non-employee member of the Board for service in such capacity during any calendar year shall not exceed $1,000,000, subject to adjustment as provided in Section 5(d), including the aggregate Fair Market Value on the date of grant of shares of Common Stock subject to Awards granted under the Plan (which, in the case of Options, shall be determined based on the grant date fair value of such stock options and, in the case of other stock-based awards, shall be determined based on the Fair Market Value of the underlying Shares on the grant date) and any cash compensation paid or payable to such non-employee member of the Board; provided that the foregoing limit shall be 200% of such amount in the first year of service or when such non-employee member of the Board is serving as chairman or lead independent director.

SECTION 6. Options. The Committee is hereby authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) The purchase price per Share under an Option shall be determined by the Committee; provided, however, that, except in the case of Substitute Awards, such purchase price shall not be less than the 100% (or 110% in the case of an Incentive Stock Option granted to a person owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its subsidiaries or its parent, determined in accordance with Section 422 of the Code) of the Fair Market Value of a Share on the date of grant of such Option.

(b) The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant thereof. Notwithstanding the foregoing, if the term of an Option (other than an Incentive Stock Option) held by any Participant not subject to Section 409A of the Code would otherwise expire during, or within ten business days of the expiration of a Blackout Period applicable to such Participant, then the term of such Option shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

(c) The Committee shall determine the time or times at which an Option may be exercised in whole or in part.

(d) To the extent vested and exercisable, Options may be exercised in whole or in part at any time during the Option term, by giving written notice of exercise to the Company specifying the number of Shares to be purchased. The partial exercise of an Option shall not cause the expiration, termination or cancelation of the remaining portion thereof. Such notice shall be accompanied by payment in full of the purchase price as follows: (i) in cash or by check, bank draft or money order payable to the order of the Company; (ii) solely to the extent permitted by applicable law, if the Shares are traded on a national securities exchange, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the purchase price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, having the Company withhold Shares issuable upon exercise of the Option, or by payment in full or in part in the form of Shares owned by the Participant, based on the Fair Market Value of the Shares on the payment date as determined by the Committee). No Shares shall be issued until payment therefor, as provided herein, has been made or provided for.

(e) The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision thereto, and any regulations promulgated thereunder. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and/or any other stock option plan of the Company, any subsidiary or any parent exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options. Should any provision of the Plan not be necessary in order for the Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company, subject to the rules of the Applicable Exchange. To the extent that any such Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Option or the portion thereof which does not so qualify shall constitute a separate Non-Qualified Stock Option.

(f) Other than in connection with a change in the Company's capitalization (as described in Section 5(d)(i) or Section 5(d)(ii)), the Company shall not, without stockholder approval, reduce the exercise price of an Option and, at any time when the exercise price of an Option is above the Fair Market Value of a Share, the Company shall not, without stockholder approval, cancel and re-grant, exchange or buy-out such Option for cash or a new Award.

SECTION 7. Stock Appreciation Rights.

(a) The Committee is hereby authorized to grant Stock Appreciation Rights ("**SARs**") to Participants with terms and conditions as the Committee shall determine not inconsistent with the provisions of the Plan.

(b) SARs may be granted hereunder to Participants either alone ("freestanding") or in addition to other Awards granted under the Plan ("tandem") and may, but need not, relate to specific Options granted under Section 6.

(c) Any tandem SAR related to an Option may be granted at the same time such Option is granted to the Participant. In the case of any tandem SAR related to any Option, the SAR or applicable portion thereof shall not be exercisable until the related Option or applicable portion thereof is exercisable and shall terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a SAR granted with respect to less than the full number of Shares covered by a related Option shall not be reduced until the exercise or termination of the related Option exceeds the number of Shares not covered by the SAR. Any Option related to any tandem SAR shall no longer be exercisable to the extent the related SAR has been exercised.

(d) A freestanding SAR shall not have a term of greater than 10 years or, unless it is a Substitute Award, an exercise price less than 100% of Fair Market Value of the Share on the date of grant. Notwithstanding the foregoing, if the term of a SAR held by any Participant not subject to Section 409A of the Code would otherwise expire during, or within ten business days of the expiration of a Blackout Period applicable to such Participant, then the term of such SAR shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

(e) Other than in connection with a change in the Company's capitalization (as described in Section 5(d)(i) or Section 5(d)(ii)), the Company shall not, without stockholder approval, reduce the exercise price of a SAR and, at any time when the exercise price of a SAR is above the Fair Market Value of a Share, the Company shall not, without stockholder approval, cancel and re-grant, exchange or buy-out such SAR for cash or a new Award.

SECTION 8. Restricted Stock and Restricted Stock Units.

(a) The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Participants.

(b) Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or Dividend Equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c) Any share of Restricted Stock granted under the Plan may be evidenced in such manner as the Committee may deem appropriate including, without limitation, book-entry registration or issuance of a stock certificate or certificates. In the event any stock certificate is issued in respect of shares of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock. If stock certificates are issued in respect of shares of Restricted Stock, the Committee may require that any stock certificates evidencing such Shares be held in custody by the Company until the restrictions thereon shall have lapsed, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a duly signed stock power or other of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the shares subject to the Restricted Stock Award in the event that such Award is forfeited in whole or part.

(d) The Committee, in its discretion, may award Dividend Equivalents with respect to Awards of Restricted Stock Units. The entitlements on such Dividend Equivalents will not be available until the vesting of the Award of Restricted Stock Units.

(e) Awards under this Section 8 may be structured in accordance with the requirements of Section 10, and any such Award shall be considered a Performance Award for purposes of the Plan.

SECTION 9. Deferred Stock. The Committee is authorized to grant Deferred Stock to Participants, subject to the following terms and conditions:

(a) Deferred Stock shall be settled upon expiration of the deferral period specified for an Award of Deferred Stock by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, Deferred Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, and under such other circumstances as the Committee may determine at the date of grant or thereafter. Deferred Stock may be satisfied by delivery of Shares, other Awards, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(b) The Committee, in its discretion, may award Dividend Equivalents with respect to Awards of Deferred Stock. The entitlements on such Dividend Equivalents will not be available until the expiration of the deferral period for the Award of Deferred Stock.

SECTION 10. Performance Awards.

(a) The Committee may grant a Performance Award to a Participant payable upon the attainment of specific Performance Goals. The Committee shall, in its sole discretion, designate which Participants shall be eligible to receive Performance Awards in respect of such Performance Period. If the Performance Award is a Restricted Stock Unit or is payable in shares of Restricted Stock, such shares shall be transferable to the Participant or such Restricted Stock Unit shall vest only upon attainment of the relevant Performance Goal in accordance with Section 8. If the Performance Award is payable in cash, it may be paid upon the attainment of the relevant Performance Goals either in cash or in shares of Restricted Stock (based on the then current Fair Market Value of such shares), as determined by the Committee, in its sole and absolute discretion. Each Performance Award shall be evidenced by an Award Agreement in such form that is not inconsistent with the Plan and that the Committee may from time to time approve.

(b) Terms and Conditions. Performance Awards awarded pursuant to this Section 10 shall be subject to the following terms and conditions:

(i) Earning of Performance Award. At the expiration of the applicable Performance Period, the Committee shall determine the extent to which the Performance Goals established pursuant thereto are earned. The Committee shall calculate the amount of the Performance Awards earned for the Performance Period based upon the Performance Formula applied against the relevant Performance Goal(s). The Committee shall then determine the actual amount of each Participant's Performance Award for the Performance Period.

(ii) Non-Transferability. Subject to the applicable provisions of the Award Agreement and the Plan, Performance Awards may not be Transferred during the Performance Period.

(iii) Performance Goals, Formulae or Standards. The Committee shall establish the objective Performance Goals for the earning of Performance Awards based on a Performance Period applicable to each Participant or class of Participants. Such Performance Goals may incorporate provisions for disregarding (or adjusting for) the impact of any of the following that the Committee determines to be appropriate: (A) corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances, (B) restructurings, discontinued operations, extraordinary items or events, and other unusual or non-recurring charges as described in Accounting Principles Board Opinion No. 30 and/or management's discussion and analysis of financial condition and results of operations appearing or incorporated by reference in the Company's Form 10-K for the applicable year; (C) an event either not directly related to the operations of the Company or any of its Affiliates or not within the reasonable control of the Company's management, (D) a change in tax law or accounting standards required by generally accepted accounting principles, or (E) such other exclusions or adjustments as the Committee specifies at the time the Award is granted.

(c) Dividends/Dividend Equivalents. Unless otherwise determined by the Committee in an Award Agreement, amounts equal to dividends declared during the Performance Period with respect to the number of Shares covered by a Performance Award or any Dividend Equivalents will not be paid to the Participant. In all cases, such dividends or Dividend Equivalents would not become payable until the expiration of the applicable Performance Period. A Participant shall be eligible to receive dividends or Dividend Equivalents in respect of any Performance Award that is payable upon the achievement of Performance Goals only to the extent that the Performance Goals for the relevant Performance Period are achieved.

(d) Payment. Following the Committee's determination in accordance with Section 10(b)(i), the Company shall settle Performance Awards, in such form (including, without limitation, in Shares or in cash) as determined by the Committee, in an amount equal to such Participant's earned Performance Awards.

(e) Termination. Subject to the applicable provisions of the Award Agreement and the Plan, upon a Participant's termination of Service for any reason during the Performance Period for a given Performance Award, the Performance Award in question will vest or be forfeited in accordance with the terms and conditions established by the Committee at grant or as otherwise determined by the Committee.

SECTION 11. Reserved

SECTION 12. Other Stock-Based and Cash-Based Awards.

(a) The Committee is authorized, subject to limitations under applicable law and the rules of the Applicable Exchange, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or business units thereof, Shares awarded purely as a bonus or in lieu of cash compensation and not subject to restrictions or conditions, equity interests in any entity with respect to which the Company holds, directly or indirectly, a controlling interest, whether such entity is a corporation, partnership or other entity, or any other factors designated by the Committee. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 12 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards, notes, or other property, as the Committee shall determine. Unless otherwise determined by the Committee in an Award Agreement, the recipient of an Award under this Section 12 shall not be entitled to receive, currently or on a deferred basis, dividends or Dividend Equivalents in respect of the number of Shares covered by the Award. In all cases, such dividends or Dividend Equivalents would not become payable until the expiration of any applicable performance period. An Other Stock-Based Award that is in the form of a grant of an equity interest in any entity with respect to which the Company holds, directly or indirectly, a controlling interest, may be granted in exchange for, replacement of, or substitution for an Award previously granted under

the Plan (or any predecessor plan) or Substitute Award; provided that, if such Award or Substitute Award is a stock option or a stock appreciation right, then the Other Stock-Based Award granted in exchange, replacement, or substitution thereof, may not have the economic effect of reducing the exercise price or term of such Award or Substitute Award.

(b) The Committee may from time to time grant Cash-Based Awards to Participants in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by applicable law, as it shall determine in its sole discretion. Cash-Based Awards may be granted subject to the satisfaction of vesting conditions or may be awarded purely as a bonus and not subject to restrictions or conditions, and if subject to vesting conditions, the Committee may accelerate the vesting of such Awards at any time in its sole discretion. The grant of a Cash-Based Award shall not require a segregation of any of the Company's assets for satisfaction of the Company's payment obligation thereunder.

(c) Notwithstanding any other provision of the Plan, when an Award with an exercise price is granted under the Plan and the exercise of the Award by the Participant may result in the issuance of Shares to the Participant, the exercise price (taking into account any conversion, exchange or other substitutions) of the Award may not be less than the Fair Market Value of a Share on the date of grant of the Award.

SECTION 13. Effect of Termination of Service on Awards. The Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a Participant ceases to provide Service to the Company or any Subsidiary prior to the end of a performance period or exercise or settlement of such Award.

SECTION 14. Change in Control Provisions. Except to the extent otherwise provided in an Award Agreement, or any applicable employment, consulting, change-in-control, severance or other agreement between the Participant and the Company or an Affiliate, in the event of a Change in Control, notwithstanding any provision of the Plan to the contrary:

(a) With respect to any Awards subject to Performance Goals, the Performance Goals with respect to such Awards shall be deemed satisfied based on the greater of target- and actual-level achievement measured through the date of the Change in Control, and following such determination, such Awards shall remain subject to the applicable service-based vesting schedule (e.g., a Performance Award shall automatically convert into a Restricted Stock Unit or share of Restricted Stock, as applicable), in all cases, subject to Section 14(b) and Section 14(c).

(b) If the acquirer or successor company in such Change in Control has agreed to provide for the substitution, assumption, exchange or other continuation of Awards granted pursuant to the Plan, then, if the Participant's employment with or service to the Company or an Affiliate is terminated by the Company or Affiliate without Cause during the period commencing on the first day of the three-month period immediately prior to a Change in Control and ending on the last day of the 24-month period immediately following a Change in Control, unless otherwise provided by the Committee, but subject to the execution and nonrevocation of a Release, all Options and SARs held by such Participant shall become immediately exercisable with respect to 100% of the shares subject to such Options and SARs, and the period over which the restrictions (and any other conditions) applicable to Restricted Stock and Restricted Stock Units shall apply (the **"Restricted Period"**) shall expire immediately with respect to 100% of the shares of Restricted Stock and Restricted Stock Units and any other Awards held by such Participant (after giving effect to Section 14(a) for any Awards subject to Performance Goals).

(c) If the acquirer or successor company in such Change in Control has not agreed to provide for the substitution, assumption, exchange or other continuation of Awards granted pursuant to the Plan, then unless otherwise provided by the Committee, all Options and SARs held by such Participant shall become immediately exercisable with respect to 100% of the shares subject to such Options and SARs, and the Restricted Period shall expire immediately with respect to 100% of the shares of Restricted Stock and Restricted Stock Units and any other Awards held by such Participant (after giving effect to Section 14(a) for any Awards subject to Performance Goals).

(d) In addition, the Committee may upon at least 10 days' advance notice to the affected Participants, cancel any outstanding Award and pay to the holders thereof, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other stockholders of the Company in the event (it being understood that any Option or SAR having a per-share exercise or hurdle price equal to, or in excess of, the Fair Market Value (as of the date specified by the Committee) of a Share subject thereto may be canceled and terminated without any payment or consideration therefor). Notwithstanding the above, the Committee shall exercise such discretion over the timing of settlement of any Award subject to Code Section 409A at the time such Award is granted.

(e) Any Award for which the applicable Restricted Period has expired in accordance with this Section 14 shall, to the extent applicable, be settled on a date no later than 10 days following the date the Release becomes effective and irrevocable; provided, however, that if a Participant experiences a termination of Service by the Company or an Affiliate other than for Cause, and, within the three-month period immediately following such termination of Service, a Change in Control occurs, then such Award will settle on a date no later than the applicable Change in Control.

(f) Any Award that is an Option and that becomes immediately exercisable in accordance with this Section 14 shall remain outstanding and may be exercised until the earlier of the third anniversary of the date of termination and the original maximum term of the Option contained in the applicable Award Agreement.

(g) To the extent practicable, the provisions of this Section 14 shall occur in a manner and at a time that allows affected Participants the ability to participate in the Change in Control transaction with respect to the Shares subject to their Awards.

SECTION 15. General Provisions Applicable to Awards.

(a) Awards may be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

(b) Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c) Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or payment of an Award may be made in the form of cash, Shares, other securities or other Awards, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Committee and in compliance with Section 409A of the Code. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest (or no interest) on installment or deferred payments or the grant or crediting of Dividend Equivalents in respect of installment or deferred payments.

(d) Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner other than by will or the law of descent, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person, and (ii) each Award, and each right under any Award, shall be exercisable during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative. The provisions of this paragraph shall not apply to any Award which has been fully exercised, earned or paid, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e) A Participant may designate a beneficiary or change a previous beneficiary designation at such times prescribed by the Committee by using forms and following procedures approved or accepted by the Committee for that purpose. If no beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant's death, the beneficiary shall be the Participant's estate.

(f) All certificates for Shares and/or Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole and plenary discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. Federal and any other applicable securities laws.

(g) The Committee may impose restrictions on any Award with respect to non-competition, confidentiality and other restrictive covenants, as it deems necessary in its sole discretion and/or for the clawing back of any rights or benefits under any Awards as a result of any breaches of any of the foregoing covenants and/or for any reasons specified in the Award Agreement or in any employment or other agreement between the Company or any Subsidiary and the Participant. Notwithstanding anything to the contrary contained herein, an Award Agreement may provide that an Award granted thereunder shall be canceled if the Participant, without the consent of the Company, while employed by or providing Services to the Company or any Subsidiary or after termination of such employment or Service, (i) violates a non-competition, non-solicitation or non-disclosure covenant or agreement, (ii) otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any Subsidiary, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion or (iii) to the extent applicable to the Participant, otherwise violates any policy adopted by the Company or any of its Subsidiaries relating to the recovery of compensation granted, paid, delivered, awarded or otherwise provided to any Participant by the Company or any of its Subsidiaries as such policy is in effect on the date of grant of the applicable Award or, to the extent necessary to address the requirements of applicable law (including Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified in Section 10D of the Act, Section 304 of the Sarbanes-Oxley Act of 2002 or any other applicable law), as may be amended from time to time. The Committee may also provide in an Award Agreement that (A) a Participant will forfeit any gain realized on the vesting or exercise of such Award if the Participant engages in any activity referred to in the preceding sentence, or (B) a Participant must repay the gain to the Company realized under a previously paid Performance Award or any other Award that vested or was earned with respect to performance objectives if a financial restatement reduces the amount that would have been earned under such Award. Notwithstanding the foregoing, none of the non-disclosure restrictions in this Section 15(g) or in any Award Agreement shall, or shall be interpreted to, impair the Participant from exercising any legally protected whistleblower rights (including under Rule 21F under the Act).

SECTION 16. Amendments and Termination.

(a) The Board may amend, alter, suspend, discontinue or terminate the Plan and any outstanding Awards granted hereunder, in whole or in part, at any time without notice to or approval by the stockholders of the Company, for any purpose whatsoever; provided that all material amendments to the Plan shall require the prior approval of the stockholders of the Company and must comply with the rules of the Applicable Exchange. Examples of the types of amendments that are not material that the Board is entitled to make without stockholder approval include, without limitation, the following:

(i) ensuring continuing compliance with applicable law, the rules of the Applicable Exchange or other applicable stock exchange rules and regulations or accounting or tax rules and regulations;

(ii) amendments of a “housekeeping” nature, which include amendments to correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award Agreement in the manner and to the extent it shall deem desirable to carry the Plan into effect;

(iii) changing the vesting provision of the Plan or any Award (subject to the limitations for Awards subject to Section 10(b));

(iv) waiving any conditions or rights under any Award (subject to the limitations for Awards subject to Section 10(b));

(v) changing the termination provisions of any Award that does not entail an extension beyond the original expiration date thereof;

(vi) adding a cashless exercise feature payable in securities, where such feature provides for a full deduction of the number of underlying securities from the Plan reserve, and any amendment to a cashless exercise provision;

(vii) adding a form of financial assistance and any amendment to a financial assistance provision which is adopted;

(viii) changing the process by which a Participant who wishes to exercise his or her Award can do so, including the required form of payment for the Shares being purchased, the form of written notice of exercise provided to the Company and the place where such payments and notices must be delivered; and

(ix) delegating any or all of the powers of the Committee to administer the Plan to officers of the Company.

(b) Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the stockholders of the Company under any applicable securities laws or requirements or the rules of the Applicable Exchange shall become effective until such approval is obtained. In addition to the foregoing, the approval of the stockholders of the Company shall be required for:

(i) an increase in the Plan Share Limit or the Plan ISO Limit;

(ii) any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under Section 5(d)(i) or Section 5(d)(ii)) or amendment that (A) reduces or would have the effect of reducing the exercise price of an Option or SAR previously granted under the Plan, (B) at any time when the exercise price of an Option or SAR is above the Fair Market Value of a Share, would cancel and re-grant or exchange such Option or SAR for cash or a new Award or (C) would be treated, for accounting purposes, as a “repricing” of such Option or SAR, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, insiders of the Company who benefit from such amendment are not eligible to vote their Shares in respect of the approval);

(iii) an increase in the limits on Awards that may be granted to any Participant under Section 5;

(iv) an extension of the term of an outstanding Option or Stock Appreciation Right beyond the expiration date thereof;

(v) permitting Options granted under the Plan to be Transferrable other than for normal estate settlement purposes;

(vi) any amendment to the plan amendment provisions set forth in this Section 16 which is not an amendment within the nature of Section 16(a)(i) or Section 16(a)(ii), unless the change results from application of Section 5(d)(i) or Section 5(d)(ii); and

(vii) change the class of employees or other individuals eligible to participate in the Plan.

Furthermore, except as otherwise permitted under the Plan, no change to an outstanding Award that will adversely impair the rights of a Participant may be made without the consent of the Participant except to the extent that such change is required to comply with applicable law, the rules and regulations of the Applicable Exchange or accounting or tax rules and regulations.

SECTION 17. Miscellaneous.

(a) The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payment as to which a Participant has a fixed and vested interest but which are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any right that is greater than those of a general unsecured creditor of the Company.

(b) No employee, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants, or holders or beneficiaries of Awards under the Plan. The terms and conditions of

Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award which does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants hereunder.

(c) The Company shall have the right to deduct from any payment to be made pursuant to the Plan, or to otherwise require, prior to the issuance or delivery of Shares or the payment of any cash hereunder, payment by the Participant of, any Federal, state or local taxes required by law to be withheld. Upon the vesting of Restricted Stock (or other Award that is taxable upon vesting), or upon making an election under Section 83(b) of the Code, a Participant shall pay all required withholding to the Company. Any required withholding obligation with regard to any Participant may be satisfied by reducing the number of Shares otherwise deliverable or by delivering Shares already owned. Any fraction of a Share required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant.

(d) Without limiting the generality of Section 17(c), a Participant may satisfy, in whole or in part, the foregoing withholding liability by delivery of Shares owned by the Participant (which are not subject to any pledge or other security interest) having a Fair Market Value equal to such withholding liability or by having the Company withhold from the number of Shares otherwise issuable pursuant to the exercise of the Option or SAR, or the lapse of the restrictions on any other Award (in the case of SARs and other Awards, if such SARs and other Awards are settled in Shares), a number of Shares having a Fair Market Value equal to such withholding liability.

(e) If any Participant shall make any disposition of Shares delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions) or any successor provision of the Code, such Participant shall notify the Company of such disposition within ten days of such disposition.

(f) Nothing contained in the Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(g) The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide Services to, the Company or any Subsidiary. Further, the Company or the applicable Subsidiary may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in such Award.

(h) If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(i) Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(j) No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(k) No Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

(l) Unless otherwise determined by the Committee, as long as the Shares are listed on a national securities exchange including the Applicable Exchange or system sponsored by a national securities association, the issuance of Shares pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system. The Company shall have no obligation to issue such Shares unless and until such Shares are so listed, and the right to exercise any Option or other Award with respect to such Shares shall be suspended until such listing has been effected. If at any time counsel to the Company shall be of the opinion that any sale or delivery of Shares pursuant to an Option or other Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to Shares or Awards, and the right to exercise any Option or other Award shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company. A Participant shall be required to supply the Company with certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval the Company deems necessary or appropriate.

(m) No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefit under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation. The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

(n) All elections and transactions under the Plan by persons subject to Section 16 of the Act involving Shares are intended to comply with any applicable exemptive condition under Rule 16b-3. The Committee may establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Act, as it may deem necessary or proper for the administration and operation of the Plan and the transaction of business thereunder.

(o) The Plan and each Award Agreement shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate. Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person's guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Company, its Affiliates and their employees, agents and representatives with respect thereto.

(p) All Awards made under the Plan, and any Shares issued or other payments made in respect thereof, shall be subject to the Company's share ownership policies and any recoupment policy that the Company may adopt from time to time, including, but not limited to, the Company's Clawback Policy (as amended and restated from time to time), as well as any recoupment provisions required under applicable law. To the extent that the terms of the Plan and any Company policy conflict, the terms of the policy shall prevail.

SECTION 18. Effective Date of the Plan. The Plan shall be effective as of the Effective Date, which is the date of adoption by the Board, subject to the approval of the Plan by the stockholders of the Company.

SECTION 19. Term of the Plan. No Award shall be granted under the Plan after ten years from the Effective Date. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

SECTION 20. Section 409A of the Code.

(a) The Plan is intended to comply with the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in the Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with Section 409A of the Code and to the extent such provision cannot be amended to comply therewith, such provision shall be null and void. The Company shall

have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Company and, in the event that any amount or benefit under the Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Company. Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of "nonqualified deferred compensation" (within the meaning of Section 409A of the Code) that are not exempt from Section 409A of the Code as a short-term deferral or otherwise and that are otherwise required to be made under the Plan to a "specified employee" (as defined under Section 409A of the Code) as a result of such employee's separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period.

(b) Notwithstanding the foregoing, the Company does not make any representation to any Participant or beneficiary as to the tax consequences of any Awards made pursuant to the Plan, and the Company shall have no liability or other obligation to indemnify or hold harmless the Participant or any beneficiary for any tax, additional tax, interest or penalties that the Participant or any beneficiary may incur as a result of the grant, vesting, exercise or settlement of an Award under the Plan.

SECTION 21. Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof.

Performance Goals

Exhibit A

Performance goals established for purposes of Awards may be based on the attainment of certain target levels of, or a specified increase or decrease (as applicable) in one or more of the following performance goals, which may include performance relative to the Company's peers or those of the Company's Affiliates or to the industry or industries in which the Company and/or its Affiliates operates:

- earnings per share;
- net earnings;
- operating income;
- gross income;
- net income (before or after taxes);
- cash flow (including free cash flow, operating cash flow and cash flow return on investment);
- gross profit;
- profit before taxes;
- operating profit;
- gross profit return on investment;
- gross margin return on investment;
- gross margin;
- operating margin;
- working capital;
- earnings before interest and taxes;
- earnings before interest, tax, depreciation and amortization (EBITDA);
- adjusted EBITDA;
- net income before depreciation and amortization, interest expense, net, loss on early extinguishment of debt, and income tax expense, and excluding the impact of share-based compensation, other operating income (expense), net, and any other identified costs associated with nonrecurring projects;
- earnings ratios;
- return on equity;
- return on assets or net assets;
- return on capital;
- return on invested capital;
- net revenues;
- gross revenues;
- revenue growth or product revenue growth;
- annual recurring revenues;
- recurring revenues;
- license revenues;
- sales, net sales, or market share (in the aggregate or by segment);
- reduction in costs;
- total shareholder return;
- economic value added;
- customers or customer growth;

- inventory turnover;
- receivable turnover;
- financial return ratios;
- customer satisfaction surveys;
- productivity;
- specified objectives with regard to limiting the level of increase in all or a portion of the Company's bank debt or that of any of its Affiliates or other long-term or short-term public or private debt or other similar financial obligations of the Company or any of its Affiliates, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee in its sole discretion;
- improvement in or attainment of expense levels or working capital levels;
- the fair market value of a Share;
- Share price (including, but not limited to, growth in Share price);
- comparisons with various stock market indices;
- product unit and pricing targets;
- level or amount of acquisitions;
- enterprise value;
- book, economic book or intrinsic book value (including book value per share);
- leverage ratio;
- credit rating;
- implementation or completion of critical projects;
- the growth in the value of an investment in the Share assuming the reinvestment of dividends;
- reduction in operating and/or other expenses;
- days sales outstanding;
- operational, safety and/or quality metrics measured by the Company or any of its Affiliates; or
- Product innovation.

The Committee may, in its sole discretion, also exclude, or adjust to reflect, the impact of an event or occurrence, or of any item, reflected in Section 10(b)(iii) of the Plan that the Committee determines should be appropriately excluded or adjusted.

Performance goals may also be based upon individual participant performance goals, as determined by the Committee, in its sole discretion. In addition, Awards may be based on the performance goals set forth herein or on such other performance goals as determined by the Committee in its sole discretion.

In addition, such performance goals may be based upon the attainment of specified levels of Company (or subsidiary, other Affiliate, division, other operational unit, administrative department or product category of the Company or any of its Affiliates) performance under one or more of the measures described above relative to the performance of other corporations. The Committee may also designate additional business criteria on which the performance goals may be based or adjust, modify or amend the aforementioned business criteria.

KraftHeinz

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